SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              JP Foodservice, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    466232105
                                 (CUSIP Number)

                    c/o Merrill Lynch Capital Partners, Inc.
                               225 Liberty Street
                          New York, New York 10080-6123
                           Attention: James V. Caruso
                            Telephone: (212) 236-7753
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                               Marcia L. Tu, Esq.
                            Merrill Lynch & Co., Inc.
                             World Financial Center
                                   North Tower
                          New York, New York 10281-1323
                            Telephone: (212) 449-8412

                                December 23, 1997
             (Date of Event which Requires Filing of this Statement)

                    ========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

CUSIP No. 466232105


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH & CO., INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]       (a)
[__]       (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,814,745
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,814,745
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,814,745

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   HC, CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              MERRILL LYNCH GROUP, INC.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,814,745
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,814,745
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,814,745

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   HC, CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH MBP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERCHANT BANKING L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 466232105


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               MERRILL LYNCH CAPITAL PARTNERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO MANAGERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML OFFSHORE LBO PARTNERSHIP NO. XIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. B-IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 MERRILL LYNCH CAPITAL APPRECIATION
                 PARTNERSHIP NO. B-XVIII, L.P.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. IV


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML IBK POSITIONS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  KECALP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  CO

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1987


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1991


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 466232105

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1994


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

[__]        (a)
[__]        (b)


(3)      SEC Use Only

(4)      Sources of Funds (See Instructions)     OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware


 Number of        (7)   Sole Voting Power               -0-
  Shares
Beneficially      (8)   Shared Voting Power          7,808,898
 Owned by
   Each           (9)   Sole Dispositive Power          -0-
 Reporting
  Person         (10)   Shared Dispositive Power     7,808,898
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,808,898

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)    17.3%

(14)     Type of Reporting Person (See Instructions)  PN

Item 1.  Security and Issuer.

              The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Issuer Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 9830 Patuxent Woods Drive, Columbia, Maryland 21046.

Item 2.  Identity and Background.

     This Statement is being filed by (a) Merchant Banking L.P. No. II, (b) ML Employees LBO Partnership No. I, L.P., (c) Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., (d) ML Offshore LBO Partnership No. XIII, (e) Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., (f) ML Offshore LBO Partnership No. B-XVIII, (g) MLCP Associates L.P. No. II, (h) MLCP Associates L.P. No. IV, (i) ML IBK Positions, Inc., (j) Merrill Lynch KECALP L.P. 1987, (k) Merrill Lynch KECALP L.P. 1991, (l) Merrill Lynch KECALP L.P. 1994 (collectively, the "ML Investors"), (m) Merrill Lynch & Co., Inc., (n) Merrill Lynch Group, Inc., (o) Merrill Lynch MBP Inc., (p) Merrill Lynch Capital Partners, Inc., (q) ML Employees LBO Managers, Inc., (r) Merrill Lynch LBO Partners No. IV, (s) Merrill Lynch LBO Partners No. B-IV and (t) KECALP, Inc. (collectively with the ML Investors, the "Filing ML Entities").

     Merrill Lynch Group, Inc. is a wholly owned subsidiary of Merrill Lynch & Co. Inc. Merrill Lynch MBP Inc., Merrill Lynch Capital Partners, Inc., ML IBK Positions, Inc. and KECALP Inc. are wholly owned subsidiaries of Merrill Lynch Group, Inc. Merrill Lynch MBP Inc. is the general partner of Merchant Banking L.P. II. Merrill Lynch Capital Partners, Inc. is the general partner of Merrill Lynch LBO Partners No. IV, Merrill Lynch LBO Partners No. B-IV, MLCP Associates L.P. No. II and MLCP Associates L.P. No. IV. ML Employees LBO Managers, Inc. is a wholly owned subsidiary of Merrill Lynch Capital Partners, Inc. ML Employees LBO Managers, Inc. is the general partner of ML Employees LBO Partnership No. I L.P. Merrill Lynch LBO Partners No. IV is the general partner of Merrill Lynch Capital Appreciation Partnership No. XIII, L.P. and the investment general partner of ML Offshore LBO Partnership No. XIII. Merrill Lynch LBO Partners No. B-IV is the general partner of Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P. and the investment general partner of ML Offshore LBO Partnership No. B-XVIII. KECALP, Inc. is the general partner of Merrill Lynch KECALP L.P. 1987, Merrill Lynch KECALP L.P. 1991 and Merrill Lynch KECALP L.P. 1994. Merrill Lynch International, Inc. is a wholly owned subsidiary of Merrill Lynch & Co., Inc., and Merrill Lynch International Capital Management (Guernsey) II Limited is a wholly owned subsidiary of Merrill Lynch International, Inc. Merrill Lynch International Capital Management (Guernsey) II Limited is the administrative general partner of both ML Offshore LBO Partnership No. XIII and ML Offshore LBO Partnership No. B-XVIII.

     Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch MBP Inc., Merrill Lynch Capital Partners, Inc., ML IBK Positions, Inc., KECALP Inc., ML Employees LBO Managers, Inc. and Merrill Lynch International, Inc. (collectively, the "ML Domestic Corporate Entities") are each corporations organized under the laws of the state of Delaware, and Merrill Lynch International Capital Management (Guernsey) II Limited (together with the ML Domestic Corporate Entities, the "ML Corporate Entities") is a corporation organized under the laws of Guernsey, Channel Islands. Merchant Banking L.P. No. II, ML Employees LBO Partnership No. I, L.P., Merrill Lynch LBO Partners No. IV, Merrill Lynch LBO Partners No. B-IV, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch KECALP L.P. 1987, Merrill Lynch KECALP L.P. 1991 and Merrill Lynch KECALP L.P. 1994 (collectively, the "ML Domestic Partnerships") are each limited partnerships organized under the laws of the State of Delaware. ML Offshore LBO Partnership No. XIII and ML Offshore LBO Partnership No. B-XVIII (collectively, the "ML Offshore Partnerships") are each limited partnerships organized under the laws of the Cayman Islands.

              Attached hereto as Appendix A is a list of each of the ML Corporate Entities, each of the ML Domestic Partnerships and each of the ML Offshore Partnerships setting forth the following information with respect to each such entity:

              (a)      name;

              (b) principal business; and

              (c)      address of principal business and office.

              Attached hereto as Appendix B is a list of the executive  officers
and  directors  of  each  ML  Corporate   Entity  setting  forth  the  following
information with respect to each such person:

              (a)      name;

              (b) business address (or residence where indicated);

              (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

              (d) citizenship.

              During the last five years, no entity listed on Appendix A and, to the knowledge of the Filing ML Entities, no person listed on Appendix B, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

              This statement relates to shares of the Issuer Common Stock that the ML Investors received as consideration in the merger (the "Merger") of Rykoff-Sexton, Inc., a Delaware corporation ("Rykoff"), with and into Hudson Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of the Issuer ("Merger Sub"), in accordance with the terms and conditions of an Agreement and Plan of Merger dated as of June 30, 1997, as amended (the "Merger Agreement"), among the Issuer, Merger Sub and Rykoff. On December 23, 1997, pursuant to the Merger Agreement, (A) the Merger was consummated, and (B) each outstanding share of Common Stock, par value $.10 per share, of Rykoff (the "Rykoff Common Stock") was converted into the right to receive 0.775 of a share of Issuer Common Stock (or cash in lieu of fractional shares of Issuer Common Stock). Immediately prior to the Merger, the ML Investors owned 10,076,004 shares of Rykoff Common Stock, which represented approximately 35.2% of the then outstanding shares of Rykoff Common Stock.

              A copy of the Merger Agreement is attached hereto as Exhibit A and is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction.

              The Issuer Common Stock was acquired by the ML Investors pursuant to the Merger. The Issuer Common Stock so acquired by the ML Investors is being held for investment purposes and not with the intention of acquiring control of the Issuer.

              The Filing ML Entities from time to time intend to review their respective investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the restrictions set forth in the agreements referred to below, the Filing ML Entities will take such actions in the future as the Filing ML Entities may deem appropriate in light of the circumstances existing from time to time.

              Pursuant to the Merger Agreement, upon the consummation of the Merger, the Board of Directors of the Issuer was increased from nine to seventeen directors and two of the directors were designated by Merrill Lynch Capital Partners, Inc.

              Merrill Lynch Capital Partners, Inc. and the ML Investors (collectively, the "ML Entities") are parties to certain agreements with the Rykoff and the Issuer described in Item 6 below and the information contained in
Item 6 is hereby incorporated herein by reference.

              None of the Filing ML Entities has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

              The Filing ML Entities beneficially own an aggregate of 7,808,898 shares of Issuer Common Stock, representing approximately 17.3% of the total currently outstanding.

              For each Filing ML Entity, the information contained in Items 7 through 11 and Item 13 on the applicable cover page hereto regarding such Filing ML Entity is hereby incorporated herein by reference.

              Each Filing ML Entity disclaims beneficial ownership of the shares of Issuer Common Stock not held of record by such Filing ML Entity.

              Messrs. Bowman and Fitzgibbons (two individuals listed on Appendix
B) directly own 38,750 and 7,750 shares of Issuer Common Stock, respectively. None of the entities listed on Appendix A and, to the knowledge of the Filing ML Entities, no other person listed on Appendix B, has any contract, arrangement, understanding or relationship (legal or otherwise) with either Mr. Bowman or Mr. Fitzgibbons with respect to such shares of Issuer Common Stock, including, but not limited to, transfer or voting of any such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

              None of the entities listed on Appendix A and, to the knowledge of the Filing ML Entities, no person listed on Appendix B has effected any transaction in the Issuer Common Stock during the past 60 days, in each case, other than the acquisition of the Issuer Common Stock pursuant to the Merger. The Merger and the Merger Agreement are described in Item 3 hereof, and the information contained in Item 3 is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              The Issuer and the ML Entities entered into a support agreement dated as of June 30, 1997 in connection with the execution by the Issuer and Rykoff of the Merger Agreement. Subsequently, the Issuer and the ML Entities entered into an Amended and Restated Support Agreement dated as of June 30, 1997 (the "Support Agreement"). Each ML Entity agreed, pursuant to the Support Agreement, among other things, not to take certain actions during the term of the Support Agreement relating to the disposition of the businesses or assets of the Issuer or its subsidiaries, or the acquisition of voting securities of the Issuer or its subsidiaries, or the merger or consolidation of the Issuer or any of its subsidiaries with or into any corporation or other entity, other than the Merger or related transactions. A copy of the Support Agreement is attached hereto as Exhibit B and is hereby incorporated herein by reference.

              The ML Entities have entered into certain agreements with Rykoff, described below, which the Issuer has expressly assumed or which otherwise remain in effect.

              Rykoff and the ML Entities are parties to an agreement which imposes certain standstill, voting and transfer restrictions on the ML Entities, and provides for representation on the Rykoff Board of Directors and certain committees thereof by individuals selected by the ML Entities (the "Standstill Agreement"). The Standstill Agreement remains in full force and effect.

              The following describes the provisions of the Standstill Agreement as in effect immediately prior to the Merger. The Standstill Agreement provided, among other things, (i) for the designation by the ML Entities of four nominees to Rykoff's Board of Directors, with such number of nominees and Board members decreasing if the percentage of outstanding shares of Rykoff Common Stock held by the ML Entities fell below certain levels, (ii) that, for a period of ten years, the ML Entities would not acquire beneficial ownership of additional voting securities of Rykoff representing voting power in excess of 36.4% of the outstanding voting securities of Rykoff and would not take certain other actions relating to the control of Rykoff, (iii) that the ML Entities would vote in favor of Rykoff's nominees for Rykoff's Board of Directors, (iv) for certain restrictions on transfer of Rykoff's voting securities held by the ML Entities and (v) for a right of first refusal, under specified circumstances, for Rykoff in respect of certain transfers by the ML Entities of shares of Rykoff Common Stock. Notwithstanding the foregoing, the Standstill Agreement provided that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and its affiliates (other than the ML Entities) could effect or recommend transactions in the ordinary course of its or their business provided that they did not acquire beneficial ownership of more than 2% of the outstanding voting securities of Rykoff (with such percentage increasing up to 5% if the percentage of outstanding voting securities of Rykoff held by the ML Entities fell below certain levels). A copy of the Standstill Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

              Rykoff and the ML Investors are parties to an agreement (the "Registration Rights Agreement") which provides the ML Investors with certain "demand" and "piggyback" registration rights and certain other parties with "piggyback" registration rights, subject to certain conditions, requiring Rykoff to register for sale under the Securities Act all or a portion of Rykoff Common Stock owned by them. JP Foodservice has expressly assumed the obligations of Rykoff under the Registration Rights Agreement pursuant to an assumption agreement (the "Assumption Agreement") dated as of December 23, 1997. A copy of the Registration Rights Agreement is attached hereto as Exhibit D and is incorporated herein by reference. A copy of the Assumption Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

              Except for the Support Agreement, the Standstill Agreement and the Registration Rights Agreement (including the related Assumption Agreement), none of the entities listed on Appendix A and, to the knowledge of the Filing ML Entities, no person listed on Appendix B, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.


A.            Agreement and Plan of Merger dated as of June 30, 1997, as amended, among the Issuer,
              Merger Sub and Rykoff.

B.            Amended and Restated Support Agreement dated as of June 30, 1997, among the Issuer and the
              ML Entities, acknowledged by Rykoff.

C.            Standstill Agreement dated as of May 17, 1996 among the ML Entities, certain other stockholders of Rykoff and Rykoff.

D.            Registration Rights Agreement dated as of May 17, 1996 among the ML Investors and Rykoff.

E.            Assumption Agreement dated as of December 23, 1997, with respect to Registration Rights
              Agreement, by JP Foodservice.

F.            Joint Filing Agreement dated as of December 31, 1997 among the Filing ML Entities.

Signature

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


January 2, 1998                           MERRILL LYNCH CAPITAL PARTNERS, INC.



                                            By:    /s/ James V. Caruso
                                            Name:      James V. Caruso
                                            Title:     Vice President

                                  Exhibit Index



                              Exhibit Description                                          Page

A.                         Agreement and Plan of Merger dated as of June 30,
                           1997, as amended, among the Issuer, Merger Sub
                           and Rykoff.                                                      A-1

B.                         Amended and Restated Support Agreement dated as
                           of June 30, 1997, among the Issuer and the ML
                           Entities, acknowledged by Rykoff.                                B-1

C.                         Standstill Agreement dated as of May 17, 1996
                           among the ML Entities, certain other stockholders
                           of Rykoff and Rykoff.                                            C-1

D.                         Registration Rights Agreement dated as of May 17,
                           1996 among the ML Investors and Rykoff.                          D-1

E.                         Assumption Agreement dated as of December 23,
                           1997, with respect to Registration Rights
                           Agreement, by JP Foodservice.                                    E-1

F.                         Joint Filing Agreement dated as of December 31,
                           1997 among the Filing ML Entities.                               F-1


                                   APPENDIX A

                      CORPORATIONS AND LIMITED PARTNERSHIPS

     The names and principal businesses of the reporting entities are set forth below. Unless otherwise noted, the ML Corporate Entities and the ML Domestic Partnerships have as the address of their principal business and office 225 Liberty St., New York, NY 10080; and the ML Offshore Partnerships have as the address of their principal business and office c/o CIBC Bank and Trust Company (Cayman) Limited, P.O. Box 694 GT, Edward Street, Grand Cayman, Cayman Islands.

                        NAME                                           PRINCIPAL BUSINESS


ML Corporate Entities
---------------------


Merrill Lynch & Co., Inc. 1                            Holding   Company   that, through its  subsidiaries
                                                       and affiliates,  provides investment,    financing,
                                                       insurance   and   related  services   on  a   global
                                                       basis.


Merrill Lynch Group, Inc.2                             Holding Company.


Merrill Lynch MBP Inc.                                 Acts as general partner for Merchant Banking L.P. No. II.


Merrill Lynch Capital Partners, Inc.                   Acts as general partner for various investment partnerships.


ML IBK Positions, Inc.                                 Holds proprietary investments for Merrill Lynch & Co., Inc.


KECALP Inc.                                            Acts as general partner for various KECALP investment partnerships.


ML Employees LBO Managers, Inc.                        Acts as general partner for ML Employees LBO Partnership No. 1, L.P.


Merrill Lynch International Incorporated 3             Provides through its  subsidiaries and affiliates
                                                       investment,    financing, insurance   and   related
                                                       services  outside  the US and Canada.


Merrill Lynch International Capital Management         Acts as administrative General Partner for various
(Guernsey) II Limited 4                                 investment partnerships.


ML Domestic Partnerships
------------------------

Merchant Banking L.P. No. II                           Investment partnership.


ML Employees LBO Partnership No. I, L.P.               Investment partnership.


Merrill Lynch LBO Partners No. IV                      Acts as general partner for various investment
                                                       partnerships.


Merrill Lynch LBO Partners No. B-IV                    Acts as general partner for various investment
                                                       partnerships.


Merrill Lynch Capital Appreciation Partnership No.     Investment partnership.
XIII, L.P.


Merrill Lynch Capital Appreciation Partnership No.     Investment partnership.
B-XVIII, L.P.


MLCP Associates L.P. No. II                            Investment partnership.


MLCP Associates L.P. No. IV                            Investment partnership.


Merrill Lynch KECALP L.P. 1987                         Investment partnership.


Merrill Lynch KECALP L.P. 1991                         Investment partnership.


Merrill Lynch KECALP L.P. 1994                         Investment partnership.



ML Offshore Partnerships
------------------------

ML Offshore LBO Partnership No. XIII                   Investment partnership.


ML Offshore LBO Partnership No. B-XVIII                Investment partnership.


                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS

        The names and principal occupations of each of the executive officers and directors of Merrill Lynch & Co., Inc.; Merrill Lynch Group, Inc.; Merrill Lynch MBP Inc.; Merrill Lynch Capital Partners, Inc.; ML IBK Positions, Inc.; KECALP Inc.; ML Employees LBO Managers, Inc.; Merrill Lynch International Incorporated; and Merrill Lynch International Capital Management (Guernsey) II Limited are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address World Financial Center, New York, NY 10281.

NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

Merrill Lynch & Co., Inc.
-------------------------

David H. Komansky                                      Same
Chairman & CEO, Director

Thomas W. Davis                                        Same
Exec. VP, Corporate and Institutional Client Group

E. Stanley O'Neal                                      Same
Exec. VP, Corporate and Institutional Client Group

William O. Bourke 5                                    Former Chairman and CEO, Reynolds Metals Co.
Director

Worley H. Clark 6                                      Former Chairman and CEO, Nalco Chemical Co.
Director

Jill K. Conway 7                                       Visiting Scholar, Massachusetts Institute of
Director                                               Technology

Edward L. Goldberg                                     Same
Exec. VP, Operations,
Systems & Communications


NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

Merrill Lynch & Co., Inc.(Cont.)
--------------------------------

Stephen L. Hammerman                                   Same
Vice Chairman, Director & General Counsel

Earle H. Harbison, Jr. 8                               Chairman, Harbison Corporation
Director

George B. Harvey 9                                     Chairman, President & CEO, Pitney Bowes Inc.
Director

William R. Hoover 10                                   Chairman & Former CEO, Computer Sciences Corp.
Director

Jerome P. Kenney                                       Same
Exec. VP, Corp. Strategy & Research

Herbert M. Allison, Jr.                                Same
President, COO & Director

Robert P. Luciano 11                                   Chairman, Schering-Plough Corporation
Director

David K. Newbigging 12                                 Chairman of Equitas Holdings Limited
Director

Aulana L. Peters 13                                    Partner of Gibson, Dunn & Crutcher
Director

John J. Phelan, Jr.                                    Senior Advisor, Boston Consulting Group
Director

Winthrop H. Smith, Jr. 14                              Same
Chairman, Merrill Lynch International
Exec. V.P. Int'l Private Client Group

John L. Steffens                                       Same
Vice Chairman, U.S., Private Client Group

William L. Weiss 15                                    Chairman Emeritus, Ameritech Corporation
Director

Joseph T. Willet                                       Same
CFO & Senior VP

Arthur H. Zeikel 16                                    Same
Exec. V.P., Merrill Lynch Asset Management Group


NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

Merrill Lynch Group, Inc.
------------------------

Mark B. Goldfus                                        Senior VP & Associate General Counsel
Director & Vice President


Theresa Lang                                           Senior VP & Treasurer
Director & President & Treasurer


Stanley Schaefer 17                                    Director of Tax
Director & Vice President


Michael J. Castellano                                  Director, Corporate Reporting
Director & Vice President


Allen G. Braithwaite, III, 18                          Same
Vice President


Richard S. Miller                                      Same
Vice President


H. Allen White 19                                      Director, Corporate Real Estate and Purchasing
Vice President



Merrill Lynch MBP Inc.
----------------------

Herbert M. Allison, Jr                                 Exec. VP, Corporate and Institutional Client Group
Vice President & Director


Matthias B. Bowman                                     Vice Chairman, Investment Banking
President


James V. Caruso 20                                     Director, Partnership Analysis and Management
Treasurer & Vice President


Thomas W. Davis                                        Co-head, Investment Banking
Vice President & Director


Barry S. Friedberg                                     Exec. VP
Director


Theresa Lang                                           Senior VP & Treasurer
Vice President & Director


Jack Levy                                              Managing Director and Co-head, M&A
Vice President & Director


Robert F. Tully 21                                     Vice President, Investment Banking
Treasurer & Vice President

NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

Merrill Lynch Capital Partners, Inc.
-----------------------------------

Gerald S. Armstrong                                    Partner, Stonington Partners, Inc.
Director

Daniel H. Bayly                                        Co-head, Investment Banking
Director

Matthias B. Bowman                                     Vice Chairman, Investment Banking
President, Director

James J. Burke, Jr.22                                  Managing Partner, Stonington Partners, Inc.
Director

James V. Caruso                                        Director, Partnership Analysis and Management
Vice President, Treasurer

Evelyne Estey                                          Director, M&A
Director

Robert F. End 23                                       Partner, Stonington Partners, Inc.
Director

Albert J. Fitzgibbons III 24                           Partner, Stonington Partners, Inc.
Director

Barry S. Friedberg                                     Exec. VP
Director

Jerome P. Kenney                                       Exec. VP
Director

Theresa Lang                                           Senior VP & Treasurer
Director

Mark McAndrews                                         CAO, Investment Banking
Director

Stephen M. McLean 25                                   Partner, Stonington Partners, Inc.
Director

Ross D. McMahon 26                                     VP, Partnership Analysis and Management
Vice President

Alexis P. Michas 27                                    Partner and COO, Stonington Partners, Inc.
Director

Jerry G. Rubenstein 28                                 Independent Adviser, Omni Management Associates
Director

Rupinder S. Sidhu 29                                   Partner, Stonington Partners, Inc.
Director

Nathan C. Thorne                                       Managing Director, Investment Banking
Vice President, Director

Robert W. Williamson 30                                Senior VP & Chief Credit Officer
Director

NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

ML IBK Positions, Inc.
---------------------

Matthias B. Bowman                                     Vice Chairman, Investment Banking
President, Director


James V. Caruso 31                                     Director, Partnership Analysis and Management
Vice President, Director


Jeffrey A. Gelfand                                     FVP & Director, Finance & Administration
Vice President, Director


Mark McAndrews                                         CAO, Investment Banking
Vice President, Director


Nathan C. Thorne                                       Managing Director, Investment Banking
Vice President


Neven Viducic                                          VP, Accounting
Treasurer



KECALP, Inc.
-----------

Matthias B. Bowman                                     Vice Chairman, Investment Banking
President & Director


James V. Caruso 32                                     Director, Partnership Analysis and Management
Director


Mark B. Goldfus                                        Senior VP & Associate General Counsel
Vice President & Director


Andrew J. Melnick                                      Director, Global Fundamental Equity Research
Vice President & Director


John L. Steffens
Chairman & Director


Daniel G. Tully
Director


Patrick J. Walsh                                       Senior VP & Director, Human Resources
Vice President & Director

NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

ML Employees LBO Managers, Inc.
------------------------------

Kevin K. Albert                                        Managing Director, Private Equity Group,
Director                                               Investment Banking


Daniel H. Bayly                                        Co-head, Investment Banking
Director


Matthias B. Bowman                                     Vice Chairman, Investment Banking
President, Director


James V. Caruso 33                                     Director, Partnership Analysis and Management
Vice President, Treasurer, Director


Alfred F. Hurley, Jr.
Director


Jeffrey M. Peek                                        Director, Research
Vice President, Director


Nathan C. Thorne                                       Managing Director, Investment Banking
Vice President

NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

Merrill Lynch International Incorporated
----------------------------------------

Winthrop H. Smith, Jr. 34                              Same
Chairman, Director


Michael J.P. Marks35                                   Co-head, Global Equities, Merrill Lynch
Deputy Chairman, Director                              International


Donald N. Gershuny                                     General Counsel, Private Client
Senior Vice President, Director


Carlos M. Morales                                      Senior VP & General Counsel, Corporate &
Senior Vice President, Director                        Institutional Client


Ronald J. Strauss                                      FVP, Merrill Lynch International
Senior Vice President and COO, Director


Paul J. O'Sullivan                                     Senior Finance Officer, Treasury
Senior Vice President & CFO


Anthony Vanadia                                        Same
Vice President & Treasurer


Malcolm B. Binks                                       Same
Senior Vice President


Brian C. Henderson                                     Same
Senior Vice President


NAME/POSITION                                          PRESENT PRINCIPAL OCCUPATION
-------------                                          ----------------------------

Merrill Lynch International Capital Management
(Guernsey) II Ltd.
----------------------------------------------

James V. Caruso 36                                     Director, Partnership Analysis and Management
Director


Roger O. Healy 37                                      Secretary, Merrill Lynch Bank & Trust Company
Director                                               (Cayman) Limited


Jonathan S. Nicholson 38                               Managing Director
Director

1        250 Vesey St., New York, NY 10281.


2        250 Vesey St., New York, NY 10281.


3        250 Vesey St., New York, NY 10281.


4        CIBC Bank and Trust Company (Cayman) Limited
         P.O. Box 694GT, Edward Street
         Grand Cayman, Cayman Islands


5        Reynolds Metal Company
         6601 West Broad St.
         Richmond, VA 23230


6        W. H. Clark Associates, Ltd.
         135 South LaSalle St.
         Suite 1117
         Chicago, IL 60603


7        Massachusetts Institute of Technology
         Program on Science, Technology & Society
         STS Building
         E-51, Room 209 F
         Cambridge, MA 02139


8        Harbison Corporation
         7700 Bonhomme Ave.
         Suite 750
         St. Louis, MO 63105


9        Pitney Bowes Inc.
         World Headquarters
         Location #65-27
         One Elmcroft Road
         Stamford, CT 06926-0700


10       Computer Sciences Corp.
         2100 East Grand Ave.
         El Segundo, CA 90245

11       Schering-Plough Corp.
         P.O. Box 1000
         One Giralda Farms
         Madison, NJ 07940-1000


12      Wah Kwong House, 9th Floor
        10 Albert Embankment
        London SEI 7SP


13       Gibson, Dunn & Crutcher
         333 South Grand Ave.
         47th Floor
         Los Angeles, CA 90071


14       225 Liberty St.
         New York, NY 10080


15       One First National Plaza
         21 South Clark St.
         Suite 2530C
         Chicago, IL 60603-2006


16       Merrill Lynch Asset Management
         800 Scudders Mill Rd.
         Plainsboro, NJ 08536


17       225 Liberty St.
         New York, NY 10080


18       225 Liberty St.
         New York, NY  10080


19       225 Liberty St.
         New York, NY  10080


20       225 Liberty St.
         New York, NY 10080

21       225 Liberty St.
         New York, NY 10080


22       Stonington Partners, Inc.
         767 Fifth Avenue
         48th Floor
         New York, NY 10153


23       Stonington Partners, Inc.
         767 Fifth Avenue
         48th Floor
         New York, NY 10153


24       Stonington Partners, Inc.
         767 Fifth Avenue
         48th Floor
         New York, NY 10153


25       Stonington Partners, Inc.
         767 Fifth Avenue
         48th Floor
         New York, NY 10153


26       225 Liberty St.
         New York, NY 10080


27       Stonington Partners, Inc.
         767 Fifth Avenue
         48th Floor
         New York, NY 10153


28       123 Coulter Ave.
         Ardmore, PA 19003


29       Stonington Partners, Inc.
         767 Fifth Avenue
         48th Floor
         New York, NY 10153


30       225 Liberty St.
         New York, NY 10080

31       225 Liberty St.
         New York, NY 10080


32       225 Liberty St.
         New York, NY 10080


33       225 Liberty St.
         New York, NY 10080


34       225 Liberty St.
         New York, NY 10080


35       P.O. Box 293
         20 Farringdon Road
         London EC1M 3NH, England


36       225 Liberty St.
         New York, NY 10080


37       Merrill Lynch Bank and Trust Co. (Cayman) Ltd.
         P.O. Box 1164
         British American Building
         Phase III, 5th Floor
         Jennett Street
         Georgetown, Grand Cayman BWI


38       Merrill Lynch Bank and Trust Co. (Cayman) Ltd.
         P.O. Box 1164
         British American Building
         Phase III, 5th Floor
         Jennett Street
         Georgetown, Grand Cayman BWI

                                    Exhibit A

     AGREEMENT AND PLAN OF MERGER dated as of June 30, 1997, as amended as of September 3, 1997 and as of November 5, 1997 among JP FOODSERVICE, INC., a Delaware corporation ("JPFI"), HUDSON ACQUISITION CORP. ("Merger Sub"), a
Delaware corporation and a wholly-owned subsidiary of JPFI, and RYKOFF-SEXTON, INC., a Delaware corporation ("RSI").

     WHEREAS, the respective Boards of Directors of JPFI, Merger Sub and RSI have each approved the merger of RSI with and into Merger Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $.10 per share, of RSI ("RSI Common Stock", which reference shall be deemed to include the associated RSI Rights (as defined in Section 3.1(c) attached thereto), other than shares owned by JPFI or RSI, will be converted into the right to receive the Merger Consideration (as defined in Section 1.7); and

     WHEREAS, the respective Boards of Directors of JPFI, Merger Sub and RSI have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective stockholders; and

     WHEREAS, as a condition to, and on the date immediately following, the execution of this Agreement, JPFI and RSI will enter into a stock option agreement (the "RSI Option Agreement") attached hereto as Exhibit A and a stock option agreement (the "JPFI Option Agreement" and, together with the RSI Option Agreement, the "Option Agreements") attached hereto as Exhibit B; and

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, for financial accounting purposes, it is intended that the Merger will be accounted for as a pooling of interests transaction under United States generally accepted accounting principles ("GAAP"); and

     WHEREAS, as a condition to, and immediately following, the execution of this Agreement, JPFI and certain stockholders of RSI will enter into, and RSI will execute an acknowledgment to, a support agreement (the "Support Agreement") attached hereto as Exhibit C; and

     WHEREAS, JPFI and RSI desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                    ARTICLE I

                                   THE MERGER

     SECTION 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), RSI shall be merged with and into Merger Sub at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of RSI shall cease and Merger Sub shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of RSI in accordance with the DGCL.

     SECTION 1.2. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., New York City time, on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at such location in the City of New York as is agreed to by the parties hereto.

     SECTION 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as JPFI and RSI shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

     SECTION 1.4. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     SECTION 1.5. Certificate of Incorporation and By-laws of the Surviving Corporation and JPFI. (a) At the Effective Time, the Certificate of Incorporation and the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and by-laws of the Surviving Corporation, in each case until thereafter amended in accordance with applicable law; provided, however, that Article First of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:

     The name of the Corporation (which is hereinafter referred to as the "Corporation") is Rykoff-Sexton, Inc.

     (b) At the Effective Time, the by-laws of JPFI shall be amended as set forth in Exhibit F and, as so amended, such by-laws shall be the by-laws of JPFI until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.6. Directors and Officers. (a) As of the Effective Time, James L. Miller shall be Chairman and Chief Executive Officer of JPFI and Mark Van Stekelenburg shall be Vice Chairman and President of JPFI and, subject to
Section 1.6(b), shall be nominated for election to the class of directors of the JPFI Board of Directors whose terms shall expire in 1998.

     (b) Prior to the Effective Time, JPFI shall (i) increase the number of members of the Board of Directors of JPFI to 17; (ii) take such action as may be necessary such that the Board of Directors of JPFI, immediately following the Effective Time, is comprised of (A) nine individuals, including each of the incumbent members of the JPFI Board of Directors (or their replacements), no fewer than five of whom shall be outside directors, as selected by JPFI prior to the Effective Time, plus (B) seven individuals, no fewer than four of whom shall be outside directors, two of whom shall be individuals designated by Merrill Lynch Capital Partners, Inc., one of whom shall be Mark Van Stekelenburg, and four of whom shall be current incumbents of the RSI Board of Directors who are not employees of RSI or its subsidiaries or affiliated with Merrill Lynch Capital Partners Inc. to be selected by RSI prior to the Effective Time, and (C) one additional person to be designated by the Chairman of JPFI following the Merger; provided that no person shall be deemed not to be an outside director for purposes of this Section 1.6(b) solely because such person is or has been an ML Director (as defined in Section 3.1(d)); and (iii) take such action as may be necessary such that two of the three classes of the JPFI Board of Directors shall be comprised of six directors each, three of whom shall be incumbent directors of the JPFI Board of Directors pursuant to clause (ii)(A) of this
Section 1.6(b) and three of whom shall be designated as directors by RSI pursuant to clause (ii)(B) of this Section 1.6(b), and the third class of the JPFI Board of Directors shall be comprised of five directors, three of whom shall be incumbent directors of the JPFI Board of Directors pursuant to clause
(ii)(A) of this Section 1.6(b), one of whom shall be designated as a director by RSI pursuant to clause (ii)(B) of this Section 1.6(b) and one of whom shall be designated as a director by the Chairman of JPFI pursuant to clause (ii)(C) of this Section 1.6(b). The two directors who shall be designated by Merrill Lynch Capital Partners, Inc. shall be appointed, one each, to the class of directors whose terms expire in 1999 and 2000, respectively. Of the four directors to be selected by RSI pursuant to clause (ii)(B) of the first sentence of this Section 1.6(b), James I. Maslon shall be appointed to the class of directors whose terms expire in 1998, and Bernard Sweet shall be appointed to the class of directors whose terms expire in 1999.

     (c) As of the Effective Time, the JPFI Board of Directors shall initially have three committees, as follows: an audit committee, a compensation committee and a nominating committee. Each committee will be comprised of four directors, two of whom shall be designated by JPFI, one of whom shall be designated by RSI and one of whom shall be designated by mutual agreement of JPFI and RSI. The initial chairman of each of the of the audit committee, the compensation committee and the nominating committee shall be, until such chairman's replacement is duly designated by the JPFI Board of Directors, the JPFI director who is currently the incumbent chairman of such committee; provided, however, that in the event any of such chairs becomes vacant for any reason prior to the Effective Time, the chairman shall be the person thereafter designated by the JPFI Board of Directors pursuant to the Certificate of Incorporation and By-Laws of JPFI. One member of the nominating committee of the JPFI Board of Directors (and of an executive committee thereof, if such a committee is established) shall be designated by Merrill Lynch Capital Partners, Inc. as RSI's designee thereon.

     (d) Except as set forth in Section 1.6(a), the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

     (e) It is currently contemplated that the first three vacancies on the JPFI Board of Directors to occur following the Effective Time shall not be filled, but that in each case the number of directors shall be reduced, so that the total number of directors constituting the JPFI Board of Directors shall thereafter be 14.

     SECTION 1.7. Reservation of Right to Revise Transaction. If each of RSI, Merger Sub and JPFI agree, the parties hereto, prior to the receipt of the RSI Stockholder Approval and the JPFI Stockholder Approval (each as defined herein), may change the method of effecting the business combination between JPFI and RSI, and each party shall cooperate in such efforts, including to provide for
(a) a merger of RSI with and into JPFI, or (b) mergers (to occur substantially simultaneously) of separate subsidiaries of a Delaware corporation jointly formed by JPFI and RSI for such purpose into each of JPFI and RSI; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of RSI Common Stock as provided for in this Agreement (the "Merger Consideration"), other than, in the case of clause
(b) above, the identity of the issuer thereof, (ii) adversely affect the proposed accounting treatment for the Merger or the tax treatment to JPFI, RSI or their respective stockholders as a result of receiving the Merger Consideration, or (iii) materially delay receipt of any approval referred to in
Section 6.1(c) or the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.1. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, RSI or the holder of any shares of the following securities:

     (a) Cancellation of Treasury Stock and JPFI-Owned Stock. Each share of RSI Common Stock that is owned by RSI, Merger Sub or JPFI shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

     (b) Conversion of RSI Common Stock. Subject to Section 2.2(e), each issued and outstanding share of RSI Common Stock (other than shares to be cancelled in accordance with Section 2.1(a)) shall be converted into the right to receive
0.775 (the "Exchange Ratio") validly issued, fully paid and non-assessable shares of common stock, par value $.01 per share ("JPFI Common Stock"), of JPFI. As of the Effective Time, all such shares of RSI Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of RSI Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of JPFI Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

     (c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.10 per share, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall remain outstanding as a validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (d) JPFI Common Stock. At and after the Effective Time, each share of JPFI Common Stock issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of common stock of JPFI and shall not be affected by the Merger.

     (e) Options and Warrants. (i) JPFI will take all action necessary such that, at the Effective Time, each option granted by RSI to purchase shares of RSI Common Stock which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of RSI Common Stock and shall be converted into an option to purchase shares of JPFI Common Stock in an amount and at an exercise price determined as provided below (and otherwise, in the case of options, subject to the terms of the RSI Stock Plans (as defined in Section 3.1(c)) and the agreements evidencing grants thereunder) (the "Assumed Options"):

          (1) The number of shares of JPFI Common Stock to be subject to the new option shall be equal to the product of the number of shares of RSI Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of JPFI Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

          (2) The exercise price per share of JPFI Common Stock under the new option shall be equal to the exercise price per share of RSI Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

     (ii) The adjustment provided herein with respect to any options that are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. The duration and other terms of the new options shall be the same as the original options except that all references to RSI shall be deemed to be references to JPFI.

     (iii) At the Effective Time, the warrants, dated May 17, 1996, between RSI and each of Teachers Insurance and Annuity Association of America, the Nippon Credit Bank, Ltd. and Dresdner Bank AG (each, an "Assumed Warrant") shall be assumed by JPFI and shall constitute a warrant to acquire, otherwise on the same terms and conditions as were applicable under such Assumed Warrant, a number of shares of JPFI Common Stock determined pursuant to the terms of Sections 2 and 3 of the Assumed Warrants, copies of which have been delivered to JPFI.

     (iv) As soon as practicable following the Effective Time, JPFI shall deliver, upon due surrender of the Assumed Options and Assumed Warrants, to holders of Assumed Options and Assumed Warrants appropriate option and warrant agreements representing the right to acquire JPFI Common Stock on the same terms and conditions as contained in the Assumed Options and Assumed Warrants (except as otherwise set forth in this Section 2.1(e)). Except as expressly contemplated herein, JPFI shall comply with the terms of the RSI Stock Plans as they apply to the Assumed Options. JPFI shall take all corporate action necessary to reserve for issuance a sufficient number of shares of JPFI Common Stock for delivery upon exercise of the Assumed Options and Assumed Warrants in accordance with this Section 2.1(e). JPFI shall file a registration statement on Form S-8 (or any successor form) or on another appropriate form, effective as of, or reasonably promptly following, the Effective Time, with respect to JPFI Common Stock subject to the Assumed Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Options remain outstanding and exercisable. With respect to those individuals who, subsequent to the Effective Time, will be subject to the reporting requirements of Section 16 of the Exchange Act, JPFI shall administer the Hudston Stock Plans, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

     SECTION 2.2. Exchange of Certificates. (a) Exchange Agent. As of the Effective Time, JPFI shall enter into an agreement with such bank or trust company as may be designated by JPFI and reasonably satisfactory to RSI (the "Exchange Agent") which shall provide that JPFI shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of RSI Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of JPFI Common Stock (such shares of JPFI Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, any Excess Shares (as defined in Section 2.2(e)) and any cash (including cash proceeds from the sale of the Excess Shares) payable in lieu of any fractional shares of JPFI Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of RSI Common Stock.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of RSI Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as JPFI and RSI may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of JPFI Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of JPFI Common Stock in accordance with Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. Notwithstanding anything to the contrary contained herein, no certificate representing JPFI Common Stock or cash in lieu of a fractional share interest shall be delivered to a person who is an affiliate of RSI for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable Securities and Exchange Commission ("SEC") rules and regulations, unless such person has executed and delivered an agreement in the form of Exhibit E hereto. In the event of a surrender of a Certificate representing shares of RSI Common Stock which are not registered in the transfer records of RSI under the name of the person surrendering such Certificate, a certificate representing the proper number of shares of JPFI Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of JPFI Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of JPFI that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.2(c) and cash in lieu of any fractional share of JPFI Common Stock in accordance with Section 2.2(e). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to JPFI Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of JPFI Common Stock represented thereby, and, in the case of Certificates representing RSI Common Stock, no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of JPFI Common Stock shall be paid by JPFI to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing whole shares of JPFI Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of JPFI Common Stock and, in the case of Certificates representing RSI Common Stock, the amount of any cash payable in lieu of a fractional share of JPFI Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and with a payment date subsequent to such surrender payable with respect to such whole shares of JPFI Common Stock.

     (d) No Further Ownership Rights in RSI Common Stock. All shares of JPFI Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of RSI Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by RSI on such shares of RSI Common Stock which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of RSI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to JPFI, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.

     (e) No Fractional Shares. (i) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of JPFI Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of JPFI shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of JPFI. In lieu of the issuance of such fractional shares, JPFI shall pay each former holder of RSI Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of RSI Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the average of the closing prices of the JPFI Common Stock as reported on the NYSE Composite Reporting Tape (as reported in The Wall Street Journal, or, if not reported therein, any other authoritative source) during the ten trading days preceding the fifth trading day prior to the Closing Date (such average, the "Average JPFI Price").

     (ii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing RSI Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing RSI Common Stock subject to and in accordance with the terms of
Section 2.2(c).

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to JPFI, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to JPFI for payment of their claim for Merger Consideration, any dividends or distributions with respect to JPFI Common Stock and any cash in lieu of fractional shares of JPFI Common Stock.

     (g) No Liability. None of JPFI, RSI, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of JPFI Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of JPFI Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by JPFI, on a daily basis. Any interest and other income resulting from such investments shall be paid to JPFI.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of JPFI Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

     SECTION 2.3. Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of RSI Common Stock or of JPFI Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of RSI Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.1. Representations and Warranties of RSI. Except as (i) disclosed to an executive officer of JPFI in writing prior to the date of Amendment No. 2 to this Agreement or (ii) disclosed in (w) the Disclosure Schedule delivered by RSI to JPFI prior to the execution of this Agreement as supplemented by the Supplemental Disclosure Schedule attached to Amendment No. 2 to this Agreement (collectively, the "RSI Disclosure Schedule"), (x) any RSI SEC Document (as defined in Section 8.3) filed and publicly available prior to the date of Amendment No. 2 to this Agreement (as amended to the date hereof, "RSI Filed SEC Documents"), (y) the Form S-4 (as defined in Section 8.3) filed prior to the date of this Amendment No. 2 or (z) any RSI Press Release (as defined in Section 4.1(a)), RSI represents and warrants to JPFI as follows:

     (a) Organization, Standing and Corporate Power. (i) Each of RSI and its subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on RSI.

     (ii) RSI has delivered to JPFI prior to the execution of this Agreement complete and correct copies of any amendments to its certificate of incorporation (the "RSI Certificate") and by-laws not filed as of the date hereof with the RSI Filed SEC Documents.

     (b) Subsidiaries. Exhibit 21 to RSI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 includes all the subsidiaries of RSI which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by RSI, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), other than Liens and restrictions imposed by RSI's debt agreements included as exhibits to the RSI Filed SEC Documents.

     (c) Capital Structure. The authorized capital stock of RSI consists of 40,000,000 shares of RSI Common Stock and 10,000,000 shares of preferred stock, par value $.10 per share ("RSI Preferred Stock"). At the close of business on June 25, 1997: (i) 27,969,503 shares of RSI Common Stock were issued and outstanding; (ii) 271,020 shares of RSI Common Stock were held by RSI in its treasury; (iii) no shares of RSI Preferred Stock were issued and outstanding;
(iv) 1,479,113 shares of RSI Common Stock were reserved for issuance pursuant to all stock option, restricted stock or other stock-based compensation, benefits or savings plans, agreements or arrangements in which current or former employees or directors of RSI or its subsidiaries participate as of the date hereof (including, without limitation, the 1980 Stock Option Plan, the 1988 Stock Option and Compensation Plan, the RSI 1989 Director Stock Option Plan, the RSI 1993 Director Stock Option Plan, the 1995 Key Employees Stock Option and Compensation Plan, the RSI Convertible Award Plan (Officer and Key Employee Edition), the RSI Convertible Award Plan (Director Edition), the Amended and Restated Management Stock Option Plan of WS Holdings Corporation, the Amended and Restated US Foodservice Inc. 1992 Stock Option Plan and the Amended and Restated US Foodservice Inc. 1993 Stock Option Plan), complete and correct copies of which, in each case as amended as of the date hereof, have been filed as exhibits to the RSI Filed SEC Documents or delivered to JPFI (such plans, collectively, the "RSI Stock Plans"); (v) 331,761 (336,637 as of September 27,
1997) shares of RSI Common Stock were reserved for issuance upon conversion of the Assumed Warrants and (vi) 125,000 shares of RSI Preferred Stock were reserved for issuance upon exercise of preferred stock purchase rights (the "RSI Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of May 15, 1996, by and between RSI and ChaseMellon Shareholder Services L.L.C., as rights agent (as successor to Chemical Bank) (the "RSI Rights Agreement").
Section 3.1(c) of the RSI Disclosure Schedule sets forth a complete and correct list, as of June 27, 1997, of the number of shares of RSI Common Stock subject to employee stock options or other rights to purchase or receive RSI Common Stock granted under the RSI Stock Plans (collectively, "RSI Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of RSI are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c) and except for changes since June 27, 1997 resulting from the issuance of shares of RSI Common Stock pursuant to the RSI Employee Stock Options or as expressly permitted by this Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of RSI,
(B) any securities of RSI or any RSI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of RSI, (C) any warrants, calls, options or other rights to acquire from RSI or any RSI subsidiary, and any obligation of RSI or any RSI subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of RSI, and (y) there are no outstanding obligations of RSI or any RSI subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (A) securities of RSI or any RSI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any RSI subsidiary, (B) warrants, calls, options or other rights to acquire from RSI or any RSI subsidiary, and any obligation of RSI or any RSI subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any RSI subsidiary or (C) obligations of RSI or any RSI subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of RSI subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as described in Section 3.1(b), neither RSI nor any RSI subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the RSI Employee Stock Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the RSI subsidiaries, RSI does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to RSI and its subsidiaries as a whole.

     (d) Authority; Noncontravention. RSI has all requisite corporate power and authority to enter into this Agreement, each of the Option Agreements and, subject, in the case of the Merger, to the RSI Stockholder Approval (as defined in Section 3.1(h)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Option Agreements by RSI and the consummation by RSI of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of RSI, subject, in the case of the Merger, to the RSI Stockholder Approval. This Agreement has been, and the Option Agreements will be, duly executed and delivered by RSI and, assuming the due authorization, execution and delivery thereof by JPFI, constitutes (or will constitute, as the case may be) the legal, valid and binding obligation of RSI, enforceable against RSI in accordance with their terms. The execution and delivery of this Agreement does not, and the execution and delivery of the Option Agreements and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Option Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, (i) the RSI Certificate or the by-laws of RSI or the comparable organizational documents of any of its subsidiaries, (ii) except as contemplated by Section 5.17, any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to RSI or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to RSI or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), conflicts, violations, or defaults that would not prevent RSI from consummating the Merger under this Agreement. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any nongovernmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to RSI or any of its subsidiaries in connection with the execution and delivery of this Agreement or the Option Agreements by RSI or the consummation by RSI of the transactions contemplated hereby and thereby, except for (1) the filing of a pre-merger notification and report form by RSI under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing with the SEC of (A) a proxy statement relating to the RSI Stockholders Meeting (as defined in Section 5.1(b)) (such proxy statement, together with the proxy statement relating to the JPFI Stockholders Meeting (as defined in Section 5.1(c)), in each case as amended or supplemented from time to time, the "Joint Proxy Statement"), and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Option Agreements and the transactions contemplated hereby and thereby; (3) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which RSI is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and (4) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on RSI or (y) reasonably be expected to impair the ability of RSI to perform its obligations under this Agreement. The entry into the Support Agreement by the Stockholders (as defined in the Support Agreement) and the consummation of the transactions contemplated thereby has been approved by the RSI Board of Directors in the manner contemplated by Section 3.1(a) of that certain Standstill Agreement (the "Standstill Agreement"), dated as of May 17, 1996, by and between RSI and the ML Entities (as defined therein). The entry into this Agreement and the consummation of the transactions contemplated hereby has been agreed to by a majority of the ML Directors (as defined in the Standstill Agreement) for all purposes of the Standstill Agreement as may be relevant to effecting the transactions contemplated by this Agreement and the Support Agreement (including, without limitation, Section 2.2(a) thereof).

     (e) Financial Statements. To RSI's knowledge, the financial statements included in RSI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and such other periodic reports filed with the SEC under the Exchange Act since such date have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of RSI and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end audit adjustments).

     (f) ERISA Compliance. (i) To RSI's knowledge, each RSI Benefit Plan (as defined in Section 4.1(a)) has been administered in accordance with its terms, except for any failures so to administer any RSI Benefit Plan that individually or in the aggregate would not have a material adverse effect on RSI. To RSI's knowledge, RSI, its subsidiaries and all the RSI Benefit Plans have been operated, and are in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate would not have a material adverse effect on RSI. To RSI's knowledge, no fact or event has occurred since the date of any determination letter from the Internal Revenue Service ("IRS") that, to RSI's knowledge, is reasonably likely to affect adversely the qualified status of any such RSI Benefit Plan or the exempt status of any such trust.

     (ii) To RSI's knowledge, no RSI Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived. To RSI's knowledge, there are not any facts or circumstances that, to RSI's knowledge, would materially adversely change the funded status of any RSI Benefit Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan.

     (iii) With respect to any RSI Benefit Plan that is a multiemployer plan, to RSI's knowledge (A) neither RSI nor any of its subsidiaries has any contingent liability under Section 4204 of ERISA, and no circumstances exist that present a material risk that any such plan will go into reorganization, and (B) the aggregate withdrawal liability of RSI and its subsidiaries, computed as if a complete withdrawal by RSI and any of its subsidiaries had occurred under each such RSI Benefit Plan on the date hereof, would not be material.

     (iv) To RSI's knowledge, no employee of RSI will be entitled to any material payment, additional benefits or any acceleration of the time of payment or vesting of any benefits under any RSI Benefit Plan as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event such as a termination of employment), except that substantially all RSI Employee Stock Options will vest as of the date on which RSI Stockholder Approval is obtained.

     (g) Taxes. (i) To RSI's knowledge, no deficiencies for any taxes have been proposed, asserted or assessed against RSI or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on RSI.

     (ii) Neither RSI nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

     (h) Voting Requirements. The affirmative vote at the RSI Stockholders Meeting (the "RSI Stockholder Approval") of the holders of a majority of all outstanding shares of RSI Common Stock to adopt this Agreement is the only vote of the holders of any class or series of RSI's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

     (i) State Takeover Statutes; Certain Provisions of RSI Certificate. The Board of Directors of RSI has adopted a resolution or resolutions approving this Agreement and the Option Agreements and the transactions contemplated hereby and thereby and, assuming the accuracy of JPFI's representation and warranty contained in Section 3.2(m), (a) such approval constitutes approval of the Merger and the other transactions contemplated hereby and by the Option Agreements by the RSI Board of Directors under (i) the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement, the Option Agreements and the transactions contemplated hereby and thereby and
(ii) Section A.2. of Article Fourteenth of the RSI Certificate such that the 80% vote otherwise required by Article Fourteenth does not apply to this Agreement, the Option Agreements or the transactions contemplated hereby or thereby; and
(b) for purposes of Article Twelfth of the RSI Certificate ("Article Twelfth"), such approval constitutes approval of this Agreement and the Option Agreements and the transactions contemplated hereby and thereby (and the RSI Board of Directors has conclusively determined, pursuant to Article Twelfth, that such agreements together constitute the "memorandum of understanding" contemplated by Article Twelfth) for purposes of Section B of Article Twelfth such that the 80% vote otherwise required by Article Twelfth does not apply to this Agreement, the Option Agreements or the transactions contemplated hereby or thereby. To the knowledge of RSI, except for Section 203 of the DGCL (which has been rendered inapplicable), no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

     (j) Accounting Matters. To its knowledge, neither RSI nor any of its affiliates (as such term is used in Section 5.10) has taken or agreed to take any action (including, without limitation, in connection with any RSI Stock Plan or any agreement thereunder) that would prevent the business combination to be effected by the Merger from being accounted for as a "pooling of interests" and RSI has no reason to believe that the Merger will not qualify for "pooling of interests" accounting.

     (k) Brokers. No broker, investment banker, financial advisor or other person other than Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Wasserstein Perella & Co., Inc. ("Wasserstein") , the fees and expenses of which will be paid by RSI, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of RSI. RSI has furnished to JPFI true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

     (l) Opinions of Financial Advisors. RSI has received the opinions of Merrill Lynch and Wasserstein, each dated the date of Amendment No. 2 to this Agreement, to the effect that, as of such date, the Exchange Ratio for the conversion of RSI Common Stock into JPFI Common Stock, as amended by such Amendment No. 2, is fair from a financial point of view to holders of shares of RSI Common Stock (other than JPFI and its affiliates), signed copies of which opinions have been delivered to JPFI on or before the date of Amendment No. 2 to this Agreement, it being understood and agreed by JPFI that such opinions are for the benefit of the Board of Directors of RSI and may not be relied upon by JPFI, its affiliates or any of their respective stockholders.

     (m) Ownership of JPFI Common Stock. To the knowledge of RSI, as of the date hereof (and before giving effect to the JPFI Option Agreement, which will be entered into immediately after the execution of this Agreement), neither RSI nor, to its knowledge without independent investigation, any of its affiliates,
(i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of JPFI.

     (n) RSI Rights Agreement. RSI has taken all action (including, if required, redeeming all of the outstanding preferred stock purchase rights issued pursuant to the RSI Rights Agreement or amending the RSI Rights Agreement) so that the entering into of this Agreement, the RSI Option Agreement and the Support Agreement, the Merger, the acquisition of shares pursuant to the RSI Option Agreement and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the RSI Rights Agreement or enable or require the RSI Rights to be exercised, distributed or triggered.

     SECTION 3.2.  Representations and Warranties of JPFI and Merger Sub. Except
(i) as disclosed to an executive officer of RSI in writing prior to the date of Amendment No. 2 to this Agreement or (ii) disclosed in (w) the Disclosure Schedule delivered by JPFI and Merger Sub to RSI prior to the execution of this Agreement as supplemented by the Supplemental Disclosure Schedule attached to Amendment No. 2 to this Agreement (collectively, the "JPFI Disclosure Schedule"), (x) any JPFI SEC Document (as defined in Section 8.3) filed and publicly available prior to the date of Amendment No. 2 to this Agreement (as amended to the date hereof, "JPFI Filed SEC Documents"), (y) the Form S-4 filed prior to the date of this Amendment No. 2 or (z) any JPFI Press Release (as defined in Section 4.1(b)), JPFI and Merger Sub jointly and severally represent and warrant to RSI as follows:

     (a) Organization, Standing and Corporate Power. (i) Each of JPFI and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect on JPFI.

     (ii) JPFI has delivered to RSI prior to the execution of this Agreement complete and correct copies of any amendments to its certificate of incorporation (the "JPFI Certificate") and by-laws not filed as of the date hereof with the JPFI Filed SEC Documents.

     (b) Subsidiaries. Exhibit 21 to JPFI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997, as amended, includes all the subsidiaries of JPFI which as of the date of this Agreement are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by JPFI, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

     (c) Capital Structure. The authorized capital stock of JPFI consists of 75,000,000 shares of JPFI Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share ("JPFI Preferred Stock"). At the close of business on June 24, 1997: (i) 22,588,688.61 shares of JPFI Common Stock were issued and outstanding (including shares of restricted JPFI Common Stock); (ii) no shares of JPFI Common Stock were held by JPFI in its treasury; (iii) no shares of JPFI Preferred Stock were issued and outstanding; (iv) 4,264,329 shares of JPFI Common Stock were reserved for issuance pursuant to all stock option, restricted stock or other stock-based compensation, benefits or savings plans, agreements or arrangements in which current or former employees or directors of JPFI or its subsidiaries participate as of the date hereof, including, without limitation, the JPFI 1994 Stock Incentive Plan, the JPFI Stock Option Plan for Outside Directors and the JPFI 1994 Employee Stock Purchase Plan, complete and correct copies of which, in each case as amended as of the date hereof, have been filed with the JPFI Filed SEC Documents or delivered to RSI (such plans, collectively, the "JPFI Stock Plans"); and (v) 350,000 shares of JPFI Preferred Stock were reserved for issuance upon exercise of preferred share purchase rights issued pursuant to the Rights Agreement, dated as of February 19, 1996, between JPFI and The Bank of New York, as rights agent (the "JPFI Rights Agreement"). Section 3.2(c) of the JPFI Disclosure Schedule sets forth a complete and correct list, as of June 24, 1997, of the number of shares of JPFI Common Stock subject to employee stock options or other rights to purchase or receive JPFI Common Stock granted under the JPFI Stock Plans (collectively, "JPFI Employee Stock Options"), the dates of grant and exercise prices thereof. All outstanding shares of capital stock of JPFI are, and all shares which may be issued pursuant to this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c), and except for changes since June 24, 1997 resulting from the issuance of shares of JPFI Common Stock pursuant to the JPFI Employee Stock Options or as expressly permitted by this Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of JPFI, (B) any securities of JPFI or any JPFI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of JPFI, (C) any warrants, calls, options or other rights to acquire from JPFI or any JPFI subsidiary, and any obligation of JPFI or any JPFI subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of JPFI, and (y) there are no outstanding obligations of JPFI or any JPFI subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. There are no outstanding (A) securities of JPFI or any JPFI subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any JPFI subsidiary, (B) warrants, calls, options or other rights to acquire from JPFI or any JPFI subsidiary, and any obligation of JPFI or any JPFI subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any JPFI subsidiary or (C) obligations of JPFI or any JPFI subsidiary to repurchase, redeem or otherwise acquire any such outstanding securities of JPFI subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither JPFI nor any JPFI subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the JPFI Employee Stock Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the JPFI subsidiaries, JPFI does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to JPFI and its subsidiaries as a whole.

     (d) Authority; Noncontravention Each of JPFI and Merger Sub has all requisite corporate power and authority to enter into this Agreement, and JPFI has all requisite corporate power and authority to enter into the Option Agreements and the Support Agreement and, subject to the JPFI Stockholder Approval (as defined in Section 3.2(h)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by each of JPFI and Merger Sub, and the execution and delivery of the Option Agreements and the Support Agreement by JPFI and the consummation by JPFI and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of JPFI and Merger Sub, subject, in the case of the Merger and the issuance of JPFI Common Stock in connection with the Merger, to the JPFI Stockholder Approval. This Agreement has been, and the Support Agreement and Option Agreements will be, duly executed and delivered by JPFI (and, in the case of this Agreement, by Merger Sub) and, assuming the due authorization, execution and delivery thereof by RSI, constitute (or will constitute, as the case may be) the legal, valid and binding obligation of JPFI (and, in the case of this Agreement, Merger Sub), enforceable against JPFI (and, in the case of this Agreement, Merger Sub) in accordance with their terms. The execution and delivery of this Agreement does not, and the execution and delivery of the Option Agreements and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions of this Agreement, the Support Agreement and the Option Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, (i) the JPFI Certificate or the by-laws of JPFI or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to JPFI or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to JPFI or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), conflicts, violations or defaults that would not prevent JPFI from consummating the Merger under this Agreement. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to JPFI or any of its subsidiaries in connection with the execution and delivery of this Agreement by JPFI and Merger Sub, or the execution and delivery by JPFI of the Option Agreements and the Support Agreement, or the consummation by JPFI or Merger Sub of the transactions contemplated hereby or thereby, except for (1) the filing of a pre-merger notification and report form by JPFI under the HSR Act; (2) the filing with the SEC of (A) the Joint Proxy Statement relating to the JPFI Stockholders Meeting,
(B) the Form S-4 and (C) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the Option Agreements and the transactions contemplated hereby and thereby; (3) the filing of the Certificate of Merger with the Secretary of State of Delaware and appropriate documents with the relevant authorities of other states in which JPFI is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the NYSE to permit the shares of JPFI Common Stock that are to be issued in the Merger and under the RSI Stock Plans to be listed on the NYSE; and (5) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on JPFI or (y) reasonably be expected to impair the ability of JPFI or Merger Sub to perform its obligations under this Agreement.

     (e) Financial Statements. To JPFI's knowledge, the financial statements included in JPFI's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 and such other periodic reports filed with the SEC under the Exchange Act since such date have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of JPFI and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to year-end audit adjustments).

     (f) ERISA Compliance. (i) To JPFI's knowledge, each JPFI Benefit Plan (defined in Section 4.1(b)) has been administered in accordance with its terms, except for any failures so to administer any JPFI Benefit Plan that individually or in the aggregate would not have a material adverse effect on JPFI. To JPFI's knowledge, JPFI, its subsidiaries and all the JPFI Benefit Plans have been operated, and are in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate would not have a material adverse effect on JPFI. To JPFI's knowledge, no fact or event has occurred since the date of any determination letter from the IRS that, to JPFI's knowledge, is reasonably likely to affect adversely the qualified status of any such JPFI Benefit Plan or the exempt status of any such trust.

     (ii) To JPFI's knowledge, no JPFI Benefit Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code) whether or not waived. To JPFI's knowledge, there are not any facts or circumstances that, to JPFI's knowledge, would materially adversely change the funded status of any JPFI Benefit Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan.

     (iii) With respect to any JPFI Benefit Plan that is a multiemployer plan, to JPFI's knowledge, (A) neither JPFI nor any of its subsidiaries has any contingent liability under Section 4204 of ERISA, and no circumstances exist that present a material risk that any such plan will go into reorganization, and
(B) the aggregate withdrawal liability of JPFI and its subsidiaries, computed as if a complete withdrawal by JPFI and any of its subsidiaries had occurred under each such JPFI Benefit Plan on the date hereof, would not be material.

     (iv) To JPFI's knowledge, no employee of JPFI will be entitled to any material payment, additional benefits or any acceleration of the time of payment or vesting of any benefits under any JPFI Benefit Plan as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event such as a termination of employment), except that certain JPFI Employee Stock Options may vest in connection with such transactions.

     (g) Taxes. (i) To JPFI's knowledge, no deficiencies for any taxes have been proposed, asserted or assessed against JPFI or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on JPFI.

     (ii) Neither JPFI nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

     (h) Voting Requirements. The affirmative vote at the JPFI Stockholders Meeting (the "JPFI Stockholder Approval") of the holders of a majority of shares of JPFI Common Stock present in person or by proxy at a duly convened and held meeting of JPFI stockholders is the only vote of the holders of any class or series of JPFI's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the JPFI Common Stock pursuant to the Merger.

     (i) State Takeover Statutes; Certificate of Incorporation. The Board of Directors of JPFI has approved this Agreement, the Option Agreements, the Support Agreement and the transactions contemplated hereby and thereby, and, assuming the accuracy of RSI's representation and warranty contained in Section 3.1(m), such approval constitutes approval of the Merger and the other transactions contemplated hereby and thereby by the JPFI Board of Directors under the provisions of Section 203 of the DGCL such that Section 203 does not apply to this Agreement, the Option Agreements, the Support Agreement or the transactions contemplated hereby and thereby. To the knowledge of JPFI, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.

     (j) Accounting Matters. To its knowledge, neither JPFI nor any of its affiliates (as such term is used in Section 5.10) has taken or agreed to take any action (including, without limitation, in connection with any JPFI Stock Plan or any agreement thereunder) that would prevent the business combination to be effected by the Merger from being accounted for as a pooling of interests, and JPFI has no reason to believe that the Merger will not qualify for "pooling of interest" accounting.

     (k) Brokers. No broker, investment banker, financial advisor or other person, other than Goldman Sachs & Co. ("Goldman"), Smith Barney Inc. ("Smith Barney") and PaineWebber Inc., the fees and expenses of which will be paid by JPFI, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of JPFI. JPFI has furnished to RSI true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

     (l) Opinions of Financial Advisors. JPFI has received the opinions of Goldman and Smith Barney, each dated the date of Amendment No. 2 to this Agreement, to the effect that, as of such date, the Exchange Ratio for the conversion of RSI Common Stock into JPFI Common Stock, as amended by such Amendment No. 2, is fair from a financial point of view to JPFI, signed copies of which opinions have been delivered to RSI on or before the date of Amendment No. 2 to this Agreement, it being understood and agreed by RSI that such opinions are for the benefit of the Board of Directors of JPFI and may not be relied upon by RSI, its affiliates or any of their respective stockholders.

     (m) Ownership of RSI Common Stock. To the knowledge of JPFI, as of the date hereof or at any time within twelve months prior to the date of this Agreement (and before giving effect to the RSI Option Agreement, which will be entered into immediately after the execution of this Agreement) neither JPFI nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in either Rule 13d-3 under the Exchange Act or in Article Fourteenth of the RSI Certificate of Incorporation) or owned, directly or indirectly, or (ii) is or was party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of RSI.

     (n) JPFI Rights Agreement. JPFI has taken all action (including, if required, redeeming all of the outstanding preferred stock purchase rights issued pursuant to the JPFI Rights Agreement or amending the JPFI Rights Agreement) so that the entering into of this Agreement, the JPFI Option Agreement and the Merger, the acquisition of shares pursuant to the JPFI Option Agreement and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the JPFI Rights Agreement or enable or require the JPFI Rights to be exercised, distributed or triggered.

                                   ARTICLE IV

                    COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 4.1. (a) Conduct of Business by RSI. Except (i) as disclosed to an executive officer of JPFI in writing prior to the date of Amendment No. 2 to this Agreement ("Amendment No. 2"), or (ii) as disclosed in (A) the RSI Disclosure Schedule, (B) any RSI Filed SEC Document, or (C) any press release issued by RSI prior to the date of this Amendment (each, an "RSI Press Release"), (iii) as otherwise expressly contemplated by this Agreement or the transactions contemplated thereby, or (iv) as consented to by JPFI in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, (I) RSI shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, (II) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of this Agreement to the Effective Time, RSI shall not, and shall not permit any of its subsidiaries to, (A) grant to any current or former director, officer, any regional vice president or president of any division of RSI or its subsidiaries any increase in compensation, bonus or other benefits, except as required by employment agreements in effect as of April 27, 1996; (B) grant to any such current or former director, officer, any regional vice president or president of any division any increase in severance or termination pay; or (C) enter into, or amend, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, regional vice president or president of any division, or (III) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of Amendment No. 2 to the Effective Time, RSI shall not, and shall not permit any of its subsidiaries to adopt or amend, and to RSI's knowledge since October 8, 1997, RSI has not and has not permitted any of its subsidiaries to, adopt or amend, any collective bargaining agreement (other than renegotiations required by any such collective bargaining agreement), employment agreement, consulting agreement, severance agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of RSI or any of its wholly-owned subsidiaries (collectively, the "RSI Benefit Plans"), in any manner which would, individually, or in the aggregate, involve amounts in excess of $1,000,000. Anything in this Section 4.1(a) to the contrary notwithstanding, RSI and any RSI subsidiary shall not be deemed in violation of this Section 4.1(a) if such violation is cured prior to the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, RSI shall not, and shall not permit any of its subsidiaries to:

     (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of RSI to its parent, or by a subsidiary that is partially owned by RSI or any of its subsidiaries, provided that RSI or any such subsidiary receives or is to receive its proportionate share thereof, or regular semi-annual dividends not to exceed $.03 per share, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of RSI Common Stock upon the exercise of RSI Employee Stock Options or the Assumed Warrants, in each case, outstanding as of the date hereof in accordance with their present terms (including cashless exercise) or issued pursuant to Section 4.1(a)(ii) or (z) purchase, redeem or otherwise acquire any shares of capital stock of RSI or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (z), for the deemed acceptance of shares upon cashless exercise of RSI Employee Stock Options outstanding on the date hereof, or in connection with withholding obligations relating thereto);

     (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of RSI Common Stock upon the exercise or conversion of RSI Employee Stock Options or the Assumed Warrants, in each case, outstanding as of the date hereof in accordance with their present terms or the issuance of RSI Employee Stock Options (and shares of RSI Common Stock upon the exercise thereof) granted after the date hereof in the ordinary course of business consistent with past practice for employees (so long as such additional amount of RSI Common Stock subject to RSI Employee Stock Options issued to such employees does not exceed the lesser of (x) 400,000 shares of RSI Common Stock in the aggregate and (y) the number of shares of RSI Common Stock subject to RSI Employee Stock Options issued during RSI's fiscal year ended June 28, 1997 and so long as no RSI Employee Stock Option issued pursuant to this Section 4.1(a)(ii) shall contain any terms providing for, or otherwise permit or give rise to any right to, accelerated vesting, the releasing of restrictions or any payment (in cash or otherwise) as a result of the consummation of the Merger or any of the other transactions contemplated by this Agreement.

     (iii) amend its certificate of incorporation, by-laws or other comparable organizational documents;

     (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person, or, except for transactions in the ordinary course of business consistent with past practice pursuant to contracts or agreements in force at the date of this Agreement or pursuant to RSI's current capital and operating budgets (in each case, as previously provided to JPFI), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of RSI;

     (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

     (vi) make any tax election that individually or in the aggregate would have a material adverse effect on RSI or any of its tax attributes or settle or compromise any material income tax liability;

     (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility in effect as of the date hereof, in the ordinary course of business consistent with past practice;

     (viii) settle any material claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

     (ix) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms; or

     (x) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(a) (other than clause (iii)) shall not apply to any transaction between RSI and any wholly owned subsidiary or between any wholly owned subsidiaries of RSI.

     (b) Conduct of Business by JPFI. Except (i) as disclosed to an executive officer of RSI in writing prior to the date of Amendment No. 2, or (ii) as disclosed in (A) the JPFI Disclosure Schedule as amended by Schedule V to Amendment No. 2, (B) any JPFI Filed SEC Document, or (C) any press release issued by JPFI prior to the date of Amendment No. 2 (each, a "JPFI Press Release"), (iii) as otherwise expressly contemplated by this Agreement or the transactions contemplated thereby, or (iv) as consented to by RSI in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, (I) JPFI shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations, and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, (II) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of this Agreement to the Effective Time, JPFI shall not, and shall not permit any of its subsidiaries to, (A) grant to any current or former director, officer, any regional vice president or president of any division of JPFI or its subsidiaries any increase in compensation, bonus or other benefits, except as required by employment agreements in effect as of June 29, 1996; (B) grant to any such current or former director, officer, any regional vice president or president of any division any increase in severance or termination pay, or (C) enter into, or amend, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or any regional vice president or president of any division, or (III) except as may be required by law or any plan, program, contract or arrangement in effect on the date of Amendment No. 2, during the period from the date of Amendment No. 2 to the Effective Time, JPFI shall not, and shall not permit any of its subsidiaries to adopt or amend, and to JPFI's knowledge since October 8, 1997, JPFI has not and has not permitted any of its subsidiaries to, adopt or amend, any collective bargaining agreement (other than renegotiations required by any such collective bargaining agreement), employment agreement, consulting agreement, severance agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of JPFI or any of its wholly-owned subsidiaries (collectively, the "JPFI Benefit Plans"), in any manner which would, individually, or in the aggregate, involve amounts in excess of $1,000,000. Anything in this Section 4.1(b) to the contrary notwithstanding, JPFI and any JPFI subsidiary shall not be deemed in violation of this Section 4.1(b) if such violation is cured prior to the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, JPFI shall not, and shall not permit any of its subsidiaries to:

     (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of JPFI to its parent, or by a subsidiary that is partially owned by JPFI or any of its subsidiaries, provided that JPFI or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of JPFI Common Stock upon the exercise of JPFI Employee Stock Options outstanding as of the date hereof in accordance with their present terms (including cashless exercise) or issued pursuant to Section 4.1(b)(ii) or (z) purchase, redeem or otherwise acquire any shares of capital stock of JPFI or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (z), for the deemed acceptance of shares upon cashless exercise of JPFI Employee Stock Options, or in connection with withholding obligations relating thereto);

     (ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of JPFI Common Stock upon the exercise of JPFI Employee Stock Options outstanding as of the date hereof in accordance with their present terms or the issuance of JPFI Employee Stock Options (and shares of JPFI Common Stock upon the exercise thereof) granted after the date hereof in the ordinary course of business consistent with past practice for employees (so long as such additional amount of JPFI Common Stock subject to JPFI Employee Stock Options issued to employees does not exceed 300,000 shares of JPFI Common Stock in the aggregate);

    (iii) except as contemplated hereby, amend its certificate of incorporation, by-laws or other comparable organizational documents;

     (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any person, or, except for transactions in the ordinary course of business consistent with past practice pursuant to contracts or agreements in force at the date of this Agreement or pursuant to JPFI's current capital and operating budgets (in each case, as previously provided to RSI), make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of JPFI;

     (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice;

     (vi) make any tax election that individually or in the aggregate would have a material adverse effect on JPFI or any of its tax attributes or settle or compromise any material income tax liability;

     (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility in effect as of the date hereof, in the ordinary course of business consistent with past practice;

     (viii) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

     (ix) enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms; or

     (x) authorize, or commit or agree to take, any of the foregoing actions;

provided that the limitations set forth in this Section 4.1(b) (other than clause (iii)) shall not apply to any transaction between JPFI and any wholly owned subsidiary or between any wholly owned subsidiaries of JPFI.

     (c) Other Actions. Except as required by law, RSI and JPFI shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue at the Effective Time, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect at the Effective Time, or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied.

     (d) Advice of Changes. RSI and JPFI shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and
(iii) any change or event having, or which, insofar as can reasonably be foreseen, could reasonably be expected to have a material adverse effect on such party or on the truth of such party's representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

     SECTION 4.2. No Solicitation or Negotiations. (a) Neither JPFI nor RSI shall, directly or indirectly, solicit or encourage (including by way of furnishing information), or authorize any individual, corporation or other entity to solicit or encourage (including by way of furnishing information), from any third party any inquiries or proposals relating to, or conduct negotiations or discussions with any third party with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any proposal or offer relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger or consolidation of it or any of its subsidiaries with or into any corporation or other entity other than as provided in this Agreement, the Option Agreements or the Support Agreement (and each party shall promptly notify the other of all of the relevant details relating to all inquiries and proposals which it may receive relating to any such matters).

     (b) Nothing contained in Section 4.2(a) or Section 5.1 shall prohibit RSI or JPFI from taking and disclosing to its respective stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

     SECTION 5.1. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, RSI and JPFI shall prepare and file with the SEC the Joint Proxy Statement, and JPFI shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of RSI and JPFI shall use best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. RSI will use all best efforts to cause the Joint Proxy Statement to be mailed to RSI's stockholders, and JPFI will use all best efforts to cause the Joint Proxy
Statement to be mailed to JPFI's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. JPFI shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of JPFI Common Stock in the Merger and RSI shall furnish all information concerning RSI and the holders of RSI Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by JPFI without RSI's prior consent (which shall not be unreasonably withheld) and without providing RSI the opportunity to review and comment thereon. JPFI will advise RSI, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the JPFI Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to RSI or JPFI, or any of their respective affiliates, officers or directors, should be discovered by RSI or JPFI which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of RSI and JPFI.

     (b) RSI shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the "RSI Stockholders Meeting") in accordance with the DGCL for the purpose of obtaining the RSI Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby.

     (c) JPFI shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the "JPFI Stockholders Meeting") in accordance with the DGCL for the purpose of obtaining the JPFI Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby.

     (d) JPFI and RSI will use best efforts to hold the RSI Stockholders Meeting and the JPFI Stockholders Meeting on the same date and as soon as reasonably practicable after the date hereof.

     SECTION 5.2. Letters of RSI's Accountants. (a) RSI shall use best efforts to cause to be delivered to JPFI two letters from RSI's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to JPFI, in form and substance reasonably satisfactory to JPFI and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) RSI shall use best efforts to cause to be delivered to JPFI and JPFI's independent accountants a letter from RSI's independent accountants addressed to JPFI and RSI, dated as of the date the Form S-4 is declared effective and as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated as contemplated by this Agreement.

     SECTION 5.3. Letters of JPFI's Accountants. (a) JPFI shall use best efforts to cause to be delivered to RSI two letters from JPFI's independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to RSI, in form and substance reasonably satisfactory to RSI and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) JPFI shall use best efforts to cause to be delivered to RSI and RSI's independent accountants a letter from JPFI's independent accountants, addressed to RSI and JPFI, dated as of the date the Form S-4 is declared effective and as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated as contemplated by this Agreement.

     SECTION 5.4. Access to Information; Confidentiality. Subject to the Confidentiality Agreements dated April 22, 1997, each as amended as of June 13, 1997, between JPFI and RSI (the "Confidentiality Agreements"), and subject to applicable law, each of RSI and JPFI shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not interfere with the business or operations of such party) and, during such period, each of RSI and JPFI shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.4 shall affect any representation or warranty given by the other party hereto. Each of RSI and JPFI will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreements.

     SECTION 5.5. Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

     (b) In connection with and without limiting the foregoing, RSI and JPFI shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Option Agreements, the Support Agreement or any of the transactions contemplated hereby and thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to such agreements or transactions, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

     SECTION 5.6. Employment Agreements. (a) From and after the Effective Time, JPFI will, and will cause Merger Sub to, honor in accordance with their respective terms, and assume and agree to perform, in the same manner and to the same extent that RSI would be required to do if the Merger had not taken place, the RSI Benefit Plans, the RSI Stock Plans (subject to Section 2.1(e)) and all employment, severance and change in control agreements in effect as of the date hereof. For the purpose of any such Plan or agreement that contains a provision relating to a change in control of RSI and that is disclosed as such on Section 5.6(a) of the RSI Disclosure Schedule, JPFI acknowledges that the consummation of the Merger constitutes such a change in control. RSI and JPFI will cooperate on and after the date of this Agreement to develop appropriate employee benefit plans, programs and arrangements, including, but not limited to, executive and incentive compensation, stock option and supplemental executive retirement plans, for employees and directors of the Surviving Corporation and its subsidiaries from and after the Effective Time. Nothing in this Section 5.6 shall be interpreted as preventing the Surviving Corporation from amending, modifying or terminating any RSI Stock Plans or RSI Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law, or be deemed to constitute an employment contract between JPFI or the Surviving Corporation and any individual, or a waiver of JPFI's or the Surviving Corporation's right to discharge any employee at any time, with or without cause.

     (b) Each of RSI and JPFI will take the actions indicated on Section 5.6(b) of the RSI Disclosure Schedule to be taken by it at or prior to the time specified therein, including the execution, at the Effective Time, of an employment agreement with Mark Van Stekelenburg in the form attached to this Agreement as Exhibit G.

     SECTION 5.7. Indemnification, Exculpation and Insurance. (a) JPFI agrees to maintain in effect in accordance with their terms all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing as of the date of this Agreement in favor of the current or former directors or officers of RSI and its subsidiaries (and any of their respective predecessors, including, without limitation, US Foodservice Inc., a Delaware corporation ("US Foodservice"), that was merged within and into USF Acquisition Corporation on May 17, 1996) as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements of RSI or in Section 7.13 of the Agreement and Plan of Merger dated February 2, 1996, among RSI, USF Acquisition Corporation and US Foodservice. The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions (and the Surviving Corporation's Certification of Incorporation and by-laws may be amended to incorporate such provisions) with respect to indemnification that are set forth in the certificate of incorporation and bylaws of RSI (in each case in effect as of June 30, 1997 and as provided to JPFI prior to such date), which provisions shall not be amended, repealed or otherwise modified, except as required by law, for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at (or at any time prior to) the Effective Time were directors or officers of RSI or its subsidiaries (or any of its predecessors). In addition, from and after the Effective Time, directors and officers of RSI who become directors or officers of JPFI will be entitled to the same indemnity rights and protections, and directors' and officers' liability insurance, as are afforded from time to time to other directors and officers of JPFI.

     (b) In the event that JPFI, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of JPFI or the Surviving Corporation (as the case may be) assume the obligations set forth in this Section 5.7.

     (c) JPFI shall use its best efforts to provide to RSI's current directors and officers, for six years after the Effective Time, liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by RSI's directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that in no event shall JPFI be required to expend more than 200% of the current amount expended by RSI to maintain such coverage.

     (d) The provisions of this Section 5.7 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     (e) Without limiting the generality of the foregoing, the provisions of this Section 5.7 shall apply to any litigation, action, suit, claim, investigation or proceeding described in Item 11 to Schedule II to Amendment No. 2.

     SECTION 5.8. Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except (x) to the extent set forth in
Section 7.5 hereof and (y) that each of JPFI and RSI shall bear and pay one-half of the costs and expenses incurred in connection with (1) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (2) the filings of the pre-merger notification and report forms under the HSR Act (including filing fees).

     SECTION 5.9. Public Announcements. JPFI and RSI will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use reasonable efforts to agree on, any press release or other public statements with respect to the transactions contemplated by this Agreement, the Option Agreements and the Support Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

     SECTION 5.10. Affiliates. (a) As soon as practicable after the date hereof, RSI shall deliver to JPFI a letter identifying all persons who may be deemed to be, at the time this Agreement is submitted for adoption by the stockholders of RSI, "affiliates" of RSI for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date hereof. RSI shall use best efforts to cause each person identified on such list to deliver to JPFI not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit E hereto. JPFI shall use best efforts to cause all persons who are "affiliates" of JPFI for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to deliver to RSI not less than 30 days prior to the Effective Time, a written agreement substantially in the form of the fourth paragraph of Exhibit D hereto.

     (b) JPFI shall use reasonable best efforts to publish no later than 45 days after the end of the first month after the Effective Time in which there are at least 30 days of post Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

     SECTION 5.11. NYSE Listing. JPFI shall use best efforts to cause the JPFI Common Stock issuable under Article II to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

     SECTION 5.12. Tax Treatment. Each of JPFI and RSI shall use best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code and to obtain the opinions of counsel referred to in Section 6.1(g). The parties will characterize the Merger as such a reorganization for purposes of all tax returns and other filings.


     SECTION 5.13. Pooling of Interests. Each of RSI and JPFI shall use best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by the SEC, and each of RSI and JPFI agrees that it shall take no action that would cause such accounting treatment not to be obtained.

     SECTION 5.14. Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, except as JPFI and RSI otherwise mutually agree pursuant to a written instrument, neither RSI nor JPFI shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party. Except as JPFI and RSI otherwise mutually agree pursuant to a written instrument, during such period, RSI or JPFI, as the case may be, shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

     SECTION 5.15. Post-Merger Operations. Following the Effective Time, JPFI shall have its headquarters and principal corporate offices in Columbia, Maryland.

     SECTION 5.16. Conveyance Taxes. JPFI and RSI shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     SECTION 5.17. 87/8% Indenture. Merger Sub, as the Surviving Corporation, agrees that it will comply with the provisions of Section 11.1 of the Indenture, dated as of November 1, 1993, between RSI, as issuer, and Norwest Bank Minnesota, N.A., as trustee, as supplemented on May 1, 1996 (relating to a mandatory tender to the holders of the 87/8% Senior Subordinated Notes due 2003 thereunder upon a "change of control" (as defined in such Indenture)).

     SECTION 5.18. Certain Tax Matters. Provided that the structure of the transaction as contemplated in Section 1.1 has not been revised pursuant to
Section 1.7, each of RSI and JPFI agrees that it will not treat the Merger as a change in the ownership or effective control of RSI, or a change in the ownership of a substantial portion of the assets of RSI, each within the meaning of Section 280G of the Code, unless RSI or JPFI, as the case may be, concludes, in its sole discretion, that substantial authority (within the meaning of
Section 6621 of the Code) does not exist for such position or unless otherwise required by a determination (as defined in Section 1313 of the Code). Notwithstanding the foregoing, each of RSI and JPFI agrees that taking into account the modification of the Exchange Ratio, substantial authority exists as of the date of Amendment No. 2 that, as of the Effective Time, the position set forth in this Section 5.18 shall continue to be applicable. Without the prior written consent of RSI, JPFI agrees that it shall not, and shall not permit any of its subsidiaries to, take any action not required by any binding contract or plan in effect as of the date of Amendment No. 2 or by applicable law that would prevent the statement set forth in the preceding sentence from being true and correct as of the Effective Time, including without limitation, any action with respect to the issuance of shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, whether or not permitted by any other provision of this Agreement.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     SECTION 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

     (a) Stockholder Approvals. Each of the RSI Stockholder Approval and the JPFI Stockholder Approval shall have been obtained.

     (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

     (c) Governmental, Regulatory and Other Approvals. (i) Other than the filing provided for under Section 1.3 and filings pursuant to the HSR Act (which are addressed in Section 6.1(b)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of RSI, JPFI or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby (together with the matters contemplated by Section 6.1(b), the "Requisite Regulatory Approvals") shall have been obtained and (ii) except as would not have a material adverse effect on any of RSI, JPFI or the Surviving Corporation, the consents and approvals set forth on Section 3.1(d) of the RSI Disclosure Schedule and Section 3.2(d) of the JPFI Disclosure Schedule shall have been obtained or shall no longer be required.

     (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect
(i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on RSI or JPFI, as applicable; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

     (e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of RSI and JPFI to their respective stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

     (f) NYSE Listing. The shares of JPFI Common Stock issuable to RSI's stockholders as contemplated by Article II shall have been approved for listing on the NYSE subject to official notice of issuance.

     (g) Tax Opinions. JPFI shall have received from Wachtell, Lipton, Rosen & Katz, counsel to JPFI, and RSI shall have received from Jones, Day, Reavis & Pogue, counsel to RSI, an opinion, dated the Closing Date, substantially to the effect that: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and JPFI and RSI will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by JPFI or RSI as a result of the Merger; (iii) no gain or loss will be recognized by the stockholders of RSI upon the exchange of their shares of RSI Common Stock solely for shares of JPFI Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of JPFI Common Stock; (iv) the aggregate tax basis of the shares of JPFI Common Stock received solely in exchange for shares of RSI Common Stock pursuant to the Merger (including fractional shares of JPFI Common Stock for which cash is received) will be the same as the aggregate tax basis of the shares of RSI Common Stock exchanged therefor; and (v) the holding period for shares of JPFI Common Stock received in exchange for shares of RSI Common Stock pursuant to the Merger will include the holding period of the shares of RSI Common Stock exchanged therefor, provided such shares of RSI Common Stock were held as capital assets by the stockholder at the Effective Time.

     In rendering such opinions, each of counsel for JPFI and RSI shall be entitled to receive and rely upon representations of fact contained in certificates of officers of JPFI, RSI and stockholders of RSI, which representations shall be in form and substance satisfactory to such counsel.

     (h) Pooling Letters. JPFI and RSI shall have received letters from each of RSI's independent accountants and JPFI's independent accountants, dated as of the Closing Date, in each case addressed to JPFI and RSI, stating that the Merger qualifies for accounting as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     SECTION 6.2. Conditions to Obligations of JPFI. The obligation of JPFI to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. The representations and warranties of RSI set forth herein shall be true and correct both when made, and at and as of the Closing Date, as if made at and as of such time (except (i) to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for the representations and warranties set forth in Sections 3.1(f) and 3.1(g)(i), in which case such representations and warranties shall be true and correct as of the date of Amendment No. 2) except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on RSI.

     (b) Performance of Obligations of RSI. RSI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; provided, however, that the obligations of RSI set forth in Clauses (II) and (III) of Section 4.1(a) shall have been performed in all respects, without reference to any limitation on such RSI obligations in respect of "materiality" or "material adverse effect."

     (c) RSI Rights Agreement. The RSI Rights issued pursuant to the RSI Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

     SECTION 6.3. Conditions to Obligations of RSI. The obligation of RSI to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a) Representations and Warranties. The representations and warranties of JPFI set forth herein shall be true and correct both when made, and at and as of the Closing Date, as if made at and as of such time (except (i) to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date, and (ii) for the representations and warranties set forth in Sections 3.2(f) and 3.2(g)(i), in which case such representations and warranties shall be true and correct as of the date of Amendment No. 2) except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on JPFI.

     (b) Performance of Obligations of JPFI. JPFI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; provided, however, that the obligations of JPFI set forth in Clauses (II) and (III) of Section 4.1(b) shall have been performed in all respects, without reference to any limitation on such JPFI obligations in respect of "materiality" or "material adverse effect."

     (c) JPFI Rights Agreement. The JPFI Rights issued pursuant to the JPFI Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

                                   ARTICLE VII

                        TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(e) or 7.1(f)) whether before or after the RSI Stockholder Approval or the JPFI Stockholder
Approval:

     (a) by mutual written consent of JPFI and RSI, if the Board of Directors of each so determines by a vote of a majority of its entire Board;

     (b) by either the Board of Directors of JPFI or the Board of Directors of
RSI:

          (i) if the Merger shall not have been consummated by April 1, 1998; provided, however, that the right to terminate this Agreement pursuant to this
Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

          (ii) if the RSI Stockholder Approval shall not have been obtained at a RSI Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

          (iii) if the JPFI Stockholder Approval shall not have been obtained at a JPFI Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

          (iv) if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have used best efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

     (c) by the Board of Directors of JPFI (provided that JPFI is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if RSI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, or if RSI shall have breached or failed to perform in any respect its covenants and agreements set forth in Clause (II) or Clause (III) of the first paragraph of Section 4.1(a), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (B) is incapable of being cured by RSI or is not cured within 45 days of written notice thereof;

     (d) by the Board of Directors of RSI (provided that RSI is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if JPFI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, or if JPFI shall have breached or failed to perform in any respect its convenants and agreements set forth in Clause (II) or Clause (III) of the first paragraph of Section 4.1(b), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (B) is incapable of being cured by JPFI or is not cured within 45 days of written notice thereof;

     (e) by the Board of Directors of JPFI, at any time prior to the RSI Stockholders Meeting, if the RSI Board of Directors shall have (A) failed to make, no later than the date of the first mailing of the Joint Proxy Statement to the RSI Stockholders, its recommendation referred to in Section 5.1(b), (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of JPFI; or

     (f) by the  Board  of  Directors  of RSI,  at any  time  prior  to the JPFI
Stockholders Meeting, if the JPFI Board of Directors shall have (A) failed to make, no later than the date of the first mailing of the Joint Proxy Statement to the JPFI Stockholders, its recommendation referred to in Section 5.1(c), (B) withdrawn such recommendation or (C) modified or changed such recommendation in a manner adverse to the interests of RSI.

     SECTION 7.2. Effect of Termination. In the event of termination of this Agreement by either RSI or JPFI as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of JPFI or RSI, other than the provisions of the last sentence of
Section 5.4, Section 5.8, this Section 7.2, Section 7.5 and Article VIII, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither JPFI nor RSI shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     SECTION 7.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties at any time before or after the RSI Stockholder Approval or the JPFI Stockholder Approval; provided, however, that after any such approval, there may not be, without further approval of such the stockholders of RSI (in the case of the RSI Stockholders Approval) and the stockholders of JPFI (in the case of the JPFI Stockholders Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of RSI Common Stock hereunder, or which by law otherwise requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties' respective Boards of Directors or a duly designated committee thereof.

     SECTION 7.4. Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 7.3, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

     SECTION 7.5. Termination Expenses. (a) In the event of a termination of this Agreement and the abandonment of the Merger at any time (i) by JPFI pursuant to Section 7.1(c) (other than for a nonwillful breach of a representation, warranty, covenant or agreement of RSI contained herein) or
Section 7.1(e) or (ii) by JPFI or RSI pursuant to Section 7.1(b)(ii) (if, at such time, in the case of clause (ii) of this Section 7.5(a), any event has occurred that would give JPFI the right to exercise the RSI Stock Option), and in order to compensate JPFI for the expenses associated with the negotiation of this Agreement and the other matters contemplated hereby, RSI shall, within one business day following such termination, pay JPFI a fee of $30,000,000 in immediately available funds.

     (b) In the event of a termination of this Agreement and the abandonment of the Merger at any time (i) by RSI pursuant to Section 7.1(d) (other than for a nonwillful breach of a representation, warranty, covenant or agreement of JPFI contained herein) or Section 7.1(f) or (ii) by JPFI or RSI pursuant to 7.1(b)(iii) (if, at such time, in the case of clause (ii) of this Section 7.5(b), any event has occurred that would give RSI the right to exercise the JPFI Stock Option), and in order to compensate RSI for the expenses associated with the negotiation of this Agreement and the other matters contemplated hereby, JPFI shall, within one business day following such termination, pay RSI a fee of $30,000,000 in immediately available funds.

     (c) A party's right to receive the fee contemplated by this Section 7.5, and its ability to enforce the provisions this Section 7.5, shall not be subject to approval by the stockholders of either JPFI or RSI.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     SECTION 8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to JPFI, to

          JP Foodservice, Inc.
          9830 Patuxent Woods Drive
          Columbia, Maryland 21046
          Telecopy No: (410) 312-7149
          Attention: David M. Abramson, Esq.

     with a copy to:

          Wachtell, Lipton, Rosen & Katz
          51 West 52 Street
          New York, New York 10019
          Telecopy No.: (212) 403-2000
          Attention: Edward D. Herlihy, Esq.

     (b) if to Rykoff, to

          Rykoff-Sexton, Inc.
          1050 Warrenvill Road
          Lisle, Illinois
          Telecopy No. (717) 830-7112
          Attention: Robert J. Harter, Jr., Esq.

     with a copy to:

          Jones, Day, Reavis & Pogue
          77 West Wacker
          Chicago, Illinois 10022
          Telecopy No.: (312) 782-8585
          Attention: Elizabeth Kitslaar, Esq.

     SECTION 8.3.   Definitions.   For purposes of this Agreement:

     (a) except for purposes of Section 5.10, an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

     (b) "material adverse change" or "material adverse effect" means, when used in connection with RSI or JPFI, any change, effect, event, occurrence or state of facts that is or could reasonably be expected to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole; provided, however, that no change, effect, event, occurrence or state of facts relating to, or arising or resulting from, any of the following matters, regardless of the amounts involved shall constitute a "material adverse change" or "material adverse effect": (i) any actions taken or omitted to be taken with the prior written approval of JPFI in anticipation or reliance upon the consummation of the Merger or the transactions contemplated thereby, (ii) any failure by RSI or its subsidiaries to keep available the services of their current officers or other employees, or to preserve any relationships with those persons having business dealings with them; or (iii) any of the matters disclosed in the RSI Disclosure Schedule, in any RSI Filed SEC Document, in any RSI Press Release, or otherwise disclosed to an executive officer of JPFI in writing by RSI prior to the date of Amendment No. 2;

     (c)  "person"  means  an  individual,  corporation,   partnership,  limited
liability   company,   joint   venture,   association,   trust,   unincorporated
organization or other entity;

     (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person;

     (e) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers or senior management of such person's operating divisions and segments, in each case after reasonable inquiry;

     (f) "Securities Act" means the Securities Act of 1933, as amended;

     (g) "RSI SEC Documents" means all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed with the SEC by RSI since June 28, 1997, and the Form S-4 as filed prior to the date of Amendment No. 2;

     (h) "JPFI SEC Documents" means all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed with the SEC by JPFI since June 28, 1997, and the Form S-4 as filed prior to the date of Amendment No. 2;

     (i) "To RSI's knowledge" shall mean the actual knowledge, without any inquiry or investigation whatsoever, of Mark Van Stekelenburg, RSI's Chairman, CEO and President, Robert J. Harter Jr., RSI's Senior Vice President and General Counsel, Richard J. Martin, RSI's Executive Vice President and Chief Financial Officer, and Christopher Mellon, RSI's Vice President and Controller. "To JPFI's knowledge" shall mean the actual knowledge, without any inquiry or investigation whatsoever, of Jim Miller, JPFI's Chairman of the Board, President and CEO, David Abramson, JPFI's Senior Vice President and General Counsel, Lewis Hay, III, JPFI's Senior Vice President and Chief Financial Officer and George T. Megas, JPFI's Vice President-Finance; and

     (j) "Form S-4" means the registration statement on Form S-4 to be filed with the SEC by JPFI in connection with the issuance of JPFI Common Stock in the Merger.

     SECTION 8.4. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     SECTION 8.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 8.6. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein), the Option Agreements, the Support Agreement and the Confidentiality Agreements (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.7, are not intended to confer upon any person other than the parties any rights or remedies.

     SECTION 8.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     SECTION 8.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 8.9. Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

     SECTION 8.10 Headings, Etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 8.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.


     IN WITNESS WHEREOF, JPFI and RSI have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


JP FOODSERVICE, INC.


        LOGO
By
Name: James L. Miller
Title: Chairman, President and
Chief Executive Officer


RYKOFF-SEXTON, INC.


        LOGO

By
Name: Mark Van Stekelenburg
Title: Chairman and Chief Executive Officer


HUDSON ACQUISITION CORP.



       LOGO
By
Name: James L. Miller
Title: Chairman, President and Chief Executive
Officer

     Amendment No. 2 to the Merger Agreement contains the following additional provisions, which are part of the Merger Agreement.

     18.   Deemed Disclosure.

     (a) The parties hereto agree that the matters set forth on the Schedules to this Amendment (i) shall be, and hereby are, deemed to have been disclosed in such sections of the RSI Disclosure Schedule with respect to which such matters are relevant, in each case as of the date of the Merger Agreement, and accordingly such disclosures shall be, and hereby are, deemed to modify the representations and warranties of RSI in the Merger Agreement as of such date;
(ii)  shall not be  asserted  by JPFI as a breach of the Merger  Agreement;  and
(iii) shall not be asserted by JPFI as the cause of a failure to be satisfied any condition set forth in the Merger Agreement.

     (b) Section 4.1 of the RSI  Disclosure  Schedule shall be amended by adding
Schedule I hereto thereto. Section 4.1 of the JPFI Disclosure Schedule shall be amended by adding Schedule V hereto thereto.

     (c) The introduction to the JPFI and RSI Disclosure Schedules shall be amended by adding the following sentence:

     "All information set forth in the agreements, documents and instruments referred to herein shall be deemed disclosed in the following schedules as fully and completely as if set forth herein. Any information disclosed in any of the following schedules shall be deemed disclosed and incorporated into any other schedule to the Merger Agreement where such disclosure would be relevant."

     19. Filings. As soon as practicable following the date of this Amendment, RSI and JPFI shall prepare and file with the SEC an amendment to the Joint Proxy Statement, and JPFI shall prepare and file with the SEC an amendment to the Form S-4, in which the Joint Proxy Statement will be included. The parties will use their best efforts to make such filings within 10 days of the date of this Amendment. Each of RSI and JPFI shall use best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing.

     20. Release. (a) Each of JPFI and Merger Sub hereby waives, and releases and discharges RSI, and its stockholders, affiliates, successors, assigns, officers, directors, agents, representatives and employees (collectively "Representatives") of RSI from, any claim for damages (whether for loss of benefit of the bargain, costs or expenses or otherwise), other claims, liabilities, damages and causes of action, in each case to the extent related to or based on (i) any breach or alleged breach of the Merger Agreement prior to the date of this Amendment, or (ii) this Amendment, the subject matter thereof or any matter set forth on the Schedules to this Agreement. This paragraph does not limit JPFI's or Merger Sub's right to terminate the Merger Agreement in accordance with its terms as amended hereby based on any such breach or alleged breach.

     (b) RSI and its affiliates hereby waive, and release and discharge JPFI, Merger Sub and the Representatives of each of them from, any claim for damages (whether for loss of benefit of the bargain, costs or expenses or otherwise), other claims, liabilities, damages and causes of action, in each case to the extent related to or based on (i) any breach or alleged breach of the Merger Agreement prior to the date of this Amendment, or (ii) this Amendment, the subject matter thereof or any matter set forth on the Schedules to this Agreement. This paragraph does not limit RSI's right to terminate the Merger Agreement in accordance with its terms as amended hereby based on any such breach or alleged breach.

     21. Disclaimer of Projections. Each of RSI and JPFI acknowledges that any financial projections that may have been or are hereafter delivered to the other party (the "Financial Projections") reflect a number of estimates and highly subjective assumptions and judgments concerning anticipated results of operations. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. Each of JPFI and RSI expressly disclaims any representation or warranty, express or implied, as to the accuracy or completeness of the Financial Projections and each of RSI and JPFI acknowledges that it has not relied and will not rely on the Financial Projections, in connection with its evaluation of the transactions contemplated by the Merger Agreement and shall have no right to terminate this Agreement or to not consummate the Merger on the basis of RSI's or JPFI's failure to achieve any Financial Projections.


     22.   Authority.

     (a) RSI has all requisite corporate power and authority to enter into this Amendment. The execution and delivery of this Amendment and the consummation by RSI of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of RSI, including without limitation the due approval of this Amendment by the Board of Directors of RSI (for the purposes contemplated by Section 3.1(h) of the Agreement and otherwise) and a majority of the ML Directors. This Amendment has been duly executed and delivered by RSI and, assuming the due authorization, execution and delivery thereof by each of JPFI and Merger Sub, constitutes the legal, valid and binding obligation of RSI, enforceable against RSI in accordance with its terms.

     (b) Each of JPFI and  Merger  Sub has all  requisite  corporate  power  and authority to enter into this Amendment. The execution and delivery of this Amendment and the consummation by each of JPFI and Merger Sub of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of each of JPFI and Merger Sub, including without limitation the due approval of this Amendment by the Board of Directors of JPFI (for the purposes contemplated by Section 3.2(h) of the Agreement and otherwise). This Amendment has been duly executed and delivered by each of JPFI and Merger Sub, and assuming due authorization, execution and delivery thereof by RSI, constitutes the legal, valid and binding obligation of each of JPFI and Merger Sub, enforceable against each of JPFI and Merger Sub in accordance with its terms.

     23. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

     24.   Counterparts.   This  Amendment  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     25. Merger Agreement Confirmed. Except as amended hereby, the Merger Agreement is ratified and confirmed in all respects. All representations, warranties, covenants or agreements of the parties set forth in the Merger Agreement, as amended hereby, shall be deemed to have been made June 30, 1997 and as of the date hereof, except as otherwise expressly provided therein or herein, and RSI and JPFI hereby waive any right to terminate, or not consummate the transactions contemplated by, the Merger Agreement according to its original terms and agree that any such rights shall arise only out of the provisions of the Merger Agreement as amended hereby.

     26. Notice of Breaches. JPFI and RSI shall give prompt written notice to the other party to the extent it has knowledge of breach by it or such other party of the covenants and agreements set forth in Section 4.1(a) or 4.1(b).

                                    Exhibit B


                     AMENDED AND RESTATED SUPPORT AGREEMENT



                  AMENDED AND RESTATED AGREEMENT, dated as of June 30, 1997, by and among JP FOODSERVICE, INC., a Delaware corporation ("JPFI") and the other persons whose names are set forth on the signature pages hereto (collectively, the "Stockholders").

                  WHEREAS, the parties hereto have previously entered into, and Rykoff-Sexton, Inc., a Delaware corporation ("Rykoff-Sexton"), has previously acknowledged, a Support Agreement, dated as of June 30, 1997 (the "Original Support Agreement"); and

                  WHEREAS, concurrently with the execution and delivery of the Original Support Agreement, JPFI, Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JPFI ("Merger Sub") and Rykoff-Sexton, entered into an Agreement and Plan of Merger (the "Merger Agreement"; capitalized terms used without definition herein having the meanings ascribed thereto in the Merger Agreement);

                  WHEREAS, the Stockholders are the beneficial owners of the number of shares of Rykoff Common Stock set forth in Schedule I hereto (the "Subject Shares"); and

                  WHEREAS, approval of the Merger Agreement by the stockholders of Rykoff is a condition to the consummation of the Merger; and

                  WHEREAS, as a condition to its entering into the Merger Agreement, JPFI has required that the Stockholders agree, and the Stockholders have agreed, to enter into the Original Support Agreement; and

                   WHEREAS, the parties to the Original Support Agreement, and Rykoff-Sexton, wish to amend and restate such Original Support Agreement, as set forth herein;

                  NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                  Section 1. Agreement to Vote. (a) Each Stockholder hereby agrees to attend the Rykoff Stockholders Meeting, in person or by proxy, and to vote (or cause to be voted) all Subject Shares, and any other voting securities of Rykoff, whether issued heretofore or hereafter, that such Stockholder owns or has the right to vote, for approval and adoption of the Merger Agreement and the Merger. Such agreement to vote shall apply also to any adjournment or adjournments of the Rykoff Stockholders Meeting, and to any other meeting of stockholders at which any item of business referred to in the preceding sentence is presented for approval.

                  (b) To the extent inconsistent with the foregoing provisions of this Section 1, each Stockholder hereby revokes any and all previous proxies with respect to such Stockholder's Subject Shares or any other voting securities of Rykoff.


                  Section 2. No Solicitation. No Stockholder shall, directly or indirectly, solicit or encourage (including by way of furnishing information), or authorize any individual, corporation or other entity to solicit or encourage (including by way of furnishing information), from any third party any inquiries or proposals relating to, or conduct negotiations or discussions with any third party with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any proposal or offer relating to the disposition of business or assets of Rykoff or JPFI or their respective subsidiaries, or the acquisition of the voting securities of Rykoff or JPFI or their respective subsidiaries, or the merger or consolidation of Rykoff or JPFI or any of their respective subsidiaries with or to any corporation or other entity other than as provided in the Merger Agreement, the Option Agreements or the Support Agreement (and the Stockholders shall promptly notify JPFI of all of the relevant details relating to all inquiries and proposals which such Stockholders may receive relating to any such matters).

                  Section 3. Securities Act Covenants and Representations. Each Stockholder hereby agrees and represents to JPFI as follows:

                  (a) Such Stockholder has been advised that the offering, sale and delivery of JPFI Common Stock pursuant to the Merger will be registered under the Securities Act on a Registration Statement on Form S-4. Such Stockholder has also been advised, however, that to the extent such Stockholder is considered an "affiliate" of Rykoff at the time the Merger Agreement is submitted to a vote of the stockholders of Rykoff any public offering or sale by such Stockholder of any shares of JPFI Common Stock received by such Stockholder in the Merger will, under current law, require either (i) the further registration under the Securities Act of any shares of JPFI Common Stock to be sold by such Stockholder, (ii) compliance with Rule 145 promulgated by the SEC under the Securities Act or (iii) the availability of another exemption from such registration under the Securities Act.

                  (b) Such Stockholder has read this Agreement and the Merger Agreement and has discussed their requirements and other applicable limitations upon such Stockholder's ability to sell, transfer or otherwise dispose of shares of JPFI Common Stock, to the extent such Stockholder believed necessary, with such Stockholder's counsel or counsel for Rykoff.

                  (c) Such Stockholder also understands that stop transfer instructions will be given to JPFI's transfer agent with respect to JPFI Common Stock and that a legend will be placed on the certificates for the JPFI Common Stock issued to such Stockholder, or any substitutions therefor, to the extent such Stockholder is considered an "affiliate" of Rykoff at the time the Merger Agreement is submitted to a vote of the stockholders of Rykoff.

                  Section 4. Pooling Covenants and Representations. Each Stockholder hereby agrees and represents to JPFI that such Stockholder will not sell, transfer or otherwise dispose of any securities of Rykoff or of any shares of JPFI Common Stock received by such Stockholder in the Merger or other shares of capital stock of JPFI during the period beginning 30 days prior to the Effective Time and ending at such time as results covering at least 30 days of combined operations of Rykoff and JPFI have been published by JPFI, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, except for transfers or other dispositions that, taking into account the actions of other affiliates of Rykoff, will not prevent JPFI from accounting for the Merger as a pooling of interests.

                  Section 5. Further Assurances. Each of JPFI and the Stockholders shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of its obligations under this Agreement. Without limiting the generality of the foregoing, none of JPFI or any of the Stockholders shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would materially impair the ability of any party to effectuate, carry out or comply with all the terms of this Agreement.

                  Section 6. Representations and Warranties of JPFI. JPFI represents and warrants to each Stockholder as follows: Each of this Agreement and the Merger Agreement has been approved by the Board of Directors of JPFI, representing all necessary corporate action on the part of JPFI other than approval of the Merger Agreement by the stockholders of JPFI. Each of this Agreement and the Merger Agreement has been duly executed and delivered by a duly authorized officer of JPFI. Each of this Agreement and the Merger Agreement constitutes a valid and binding agreement of JPFI, enforceable against JPFI in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles. JPFI covenants and agrees that, effective as of the Effective Time, JPFI shall assume the rights and obligations of Rykoff under that certain Registration Rights Agreement, dated as of May 17, 1996, by and among Rykoff and the other persons whose signatures are set forth on the signature pages thereto pursuant to an agreement in form and substance satisfactory to JPFI and such other persons.

                  Section 7. Representations and Warranties of Stockholders. Each Stockholder represents and warrants to JPFI that this Agreement (i) has been duly authorized, executed and delivered by such Stockholder and (ii) constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles. Each such Stockholder is the record and beneficial owner of the Subject Shares set forth opposite its respective name on Schedule I. The Subject Shares listed next to the name of such Stockholder on Schedule I hereto are the only voting securities of Rykoff owned (beneficially or of record) by such Stockholder. Neither the execution or delivery of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will violate (a) the certificate of incorporation, by-laws, partnership agreement or other organizational document, as applicable, of any such Stockholder, or (b) any provisions of any law, rule or regulation applicable to such Stockholder or any contract or agreement to which such Stockholder is a party, other than such violations described in the foregoing clause (b) as would not prevent or materially delay the performance by such Stockholder of its obligations hereunder or impose any liability or obligation on JPFI. Each Stockholder agrees that, at or prior to the Effective Time, it shall represent to Rykoff and JPFI or their respective counsel that as of the Effective Time it has no plan or intention to (other than incident or pursuant to an Extraordinary Transaction) sell, exchange or otherwise dispose of, or enter into an agreement (a "Sales Agreement") to sell, exchange or otherwise dispose of, shares of JPFI Common Stock during the two-year period immediately following the Effective Time, and moreover that it is not subject to or obligated to enter into any agreement to sell, exchange or otherwise dispose of shares of JPFI Common Stock, if any resulting sale, exchange or disposition would (when taken in combination with actions by other Stockholders and assuming all Sales Agreements are consummated) cause the Stockholders in the aggregate to retain ownership for federal income tax purposes of less than the lesser of (i) 25% of the shares of JPFI Common Stock received by the Stockholders in the aggregate in the Merger or (ii) the Shortfall Percent of the shares of JPFI Common Stock issued in the Merger to stockholders of Rykoff. For purposes of these representations, the phrase "sell, exchange or otherwise dispose of" shall include entry into transactions whereby a Stockholder gives up substantially all the benefits and burdens of ownership in JPFI Common Stock or which otherwise constitute a transfer of ownership of such stock for federal income tax purposes. "Shortfall Percent" shall mean the greater of zero or that percentage which, when added to the following percentage, shall equal 45%: 100% minus the sum of (i) the per- cent of shares of JPFI Common Stock issuable in the Merger to stockholders of Rykoff that is issuable to the Stockholders and (ii) the percent of shares of JPFI Common Stock issuable in the Merger to stockholders of Rykoff that is issuable to any other persons that can be identified immediately prior to the Effective Time as holding 5% or more of the total number of shares of Rykoff Common Stock outstanding at such time (for which purposes shares held by a family of mutual funds shall, to the extent possible, be identified with separate funds within such family and, to the extent so separately identifiable, treated as separate stockholders). Notwithstanding the foregoing, no Stockholder shall be required to provide the representations described herein if, as result of a change in law (including, without limitation, a change pursuant to Treasury regulations that may be applied, by election or otherwise, to the Merger), the facts intended to be reached by such representation are not a necessary condition for qualification of the Merger under Section 368 of the Internal Revenue Code of 1986, as amended.

                  For purposes of this Section 7, an "Extraordinary Transaction" means a merger, consolidation or other business combination, tender or exchange offer, share exchange, restructuring, recapitalization or other similar transaction involving JPFI, so long as any such transaction is not arranged as part of an overall plan to which such Stockholder is a party and pursuant to which the Merger is also being consummated.

                  Section 8. Effectiveness and Termination. It is a condition precedent to the effectiveness of this Agreement that the Merger Agreement shall have been executed and delivered and be in full force and effect. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect. Upon such termination, except for any rights any party may have in respect of any breach by any other party of its or his obligations hereunder, none of the parties hereto shall have any further obligation or liability hereunder.

                  Section 9.  Miscellaneous.

                  (a) Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when delivered personally (by courier service or otherwise), when delivered by telecopy and confirmed by return telecopy, or seven days after being mailed by first-class mail, postage prepaid in each case to the applicable addresses set forth below:

                  If to JPFI:

                           9830 Patuxent Woods Drive
                           Columbia, Maryland 21046
                           Attn:  David M. Abramson, Esq.
                           Telecopy:  (410) 312-7149

                           with a copy to:

                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York 10019
                           Attn:  Edward D. Herlihy, Esq.
                           Telecopy:  (212) 403-2000

                  If to any Stockholder:

                           Merrill Lynch Capital Partners, Inc.
                           225 Liberty Street
                           New York, New York 10080-6123
                           Attn:  James V. Caruso
                           Telecopy:  (212) 236-7364

                           with a copy to:

                           Merrill Lynch & Co., Inc.
                           World Financial Center
                           North Tower
                           250 Vesey Street
                           New York, New York 10281-1323
                           Attn:  Marcia L. Tu, Esq.
                           Telecopy:  (212) 449-3207

                           and a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York 10022
                           Attn:  Bonnie Greaves, Esq.
                           Telecopy:  (212) 848-7179

                  If to Rykoff:

                           Rykoff-Sexton, Inc.
                           1050 Warrenville Road
                           Lisle, Illinois
                           Telecopy No. (717) 830-7112
                           Attention:  Robert J. Harter, Jr., Esq.

                           with a copy to:

                           Jones, Day, Reavis & Pogue
                           77 West Wacker
                           Chicago, Illinois 10022
                           Telecopy No.:  (312) 782-8585
                           Attention:  Elizabeth Kitslaar, Esq.

                           or to such other address as such party shall have designated by notice so given to each other party.

                  (b) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by JPFI, each of the Stockholders and Rykoff.

                  (c)  Successors and Assigns.  This Agreement  shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation in the case of any corporate party hereto any corporate successor by merger or otherwise, and in the case of any individual party hereto any trustee, executor, heir, legatee or personal representative succeeding to the ownership of such party's Subject Shares or other securities subject to this Agreement. Notwithstanding any transfer of Subject Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

                  (d) Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, including without limitation the Original Support Agreement. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement.

                  (e) Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law, provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

                  (f) Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

                  (g) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                  (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

                  (i) No Third-Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any person or entity who or which is not a party hereto.

                  (j) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery in the State of Delaware or the United States District Court for the Southern District of New York or any court of the State of New York located in the City of New York in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph (j) and shall not be deemed to be a general submission to the jurisdiction of said Courts or in the States of Delaware or New York other than for such purposes. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

                  (k) Governing Law. This Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the General Corporation Law of the State of Delaware to the fullest extent possible and otherwise by the internal laws of the State of New York without regard to principles of conflicts of law.

                  (l) Name, Captions, Gender. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

                  (m) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

                  (n) Limitation on Liability. No Stockholder shall have any liability hereunder for any actions or omissions of any other Stockholder.

                  (o) Expenses. JPFI and Rykoff shall each bear its own expenses, and Rykoff shall bear the reasonable expenses of the Stockholders, incurred in connection with this Agreement and the transactions contemplated hereby, except that in the event of a dispute concerning the terms or enforcement of this Agreement, the prevailing party in any such dispute shall be entitled to reimbursement of reasonable legal fees and disbursements from the other party or parties to such dispute.

                  IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.


JP FOODSERVICE, INC.



By: /s/ James L. Miller
----------------------------------------
Name: James L. Miller,
Title: Chairman, President and
       Chief Executive Officer


MERRILL LYNCH CAPITAL PARTNERS, INC.


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:

MERRILL LYNCH CAPITAL APPRECIATION
PARTNERSHIP NO. B-XVIII, L.P.

By: Merrill Lynch LBO Partners No. B-IV, L.P.,
    as General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:

MERRILL LYNCH KECALP L.P. 1994

By: KECALP Inc., as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII

By: Merrill Lynch LBO Partners
No. B-IV, L.P., as Investment General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


ML IBK POSITIONS, INC.


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


MLCP ASSOCIATES L.P. NO. II

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:

MLCP ASSOCIATES L.P. NO. IV

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


MERRILL LYNCH KECALP L.P. 1991

By: KECALP Inc., as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


MERRILL LYNCH CAPITAL APPRECIATION
PARTNERSHIP NO. XIII, L.P.

By: Merrill Lynch LBO Partners No. IV, L.P.,
    as General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:

ML OFFSHORE LBO PARTNERSHIP NO. XIII

By: Merrill Lynch LBO Partners No. IV, L.P.,
    as Investment General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.

By: ML Employees LBO Managers, Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


MERRILL LYNCH KECALP L.P. 1987

By: KECALP Inc., as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:


MERCHANT BANKING L.P. NO. II

By: Merrill Lynch MBP Inc.,
    as General Partner


By: /s/ Matthias B. Bowman
----------------------------------------
Name: Matthias B. Bowman
Title:

                  Rykoff hereby consents to the entry by each Stockholder into this Agreement, and the consummation of the transactions expressly contemplated hereby, in each case for purposes of Section 3.1(a) of the that certain Standstill Agreement (the "Standstill Agreement"), dated as of May 17, 1996, by and between RSI and the ML Entities (as defined therein). Rykoff represents and warrants to JPFI that the entry by each Stockholder into this Agreement, and the consummation of the transactions expressly contemplated hereby, each has been previously approved by the affirmative vote of a majority of the Continuing Directors (as defined in the Standstill Agreement) of Rykoff at a meeting at which a Continuing Director Quorum (as defined in the Standstill Agreement) was present. Rykoff also hereby acknowledges and consents to its obligations pursuant to Section 9(o) hereof.

RYKOFF-SEXTON, INC.




By: /s/ Mark Van Stekelenburg
------------------------------
Name: Mark Van Stekelenburg
Title: Chairman and Chief Executive Officer

                                    Exhibit C


                              STANDSTILL AGREEMENT

         STANDSTILL AGREEMENT (the "Agreement"), dated as of May 17, 1996, by and between RYKOFF-SEXTON, INC., a Delaware corporation ("RSI"), on the one hand, and the other Persons set forth on the signature pages hereto (collectively, the "ML Entities"), on the other hand.

                              W I T N E S S E T H:

         WHEREAS, RSI, USF Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of RSI ("Merger Sub"), and US Foodservice Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger dated February 2, 1996 (the "Merger Agreement"; capitalized terms used without definition herein having the meanings ascribed thereto in the Merger Agreement);

         WHEREAS, as a result of the Merger, the ML Entities will beneficially own approximately 36.4% of the issued and outstanding RSI Common Shares, depending upon the Exchange Ratio; and

         WHEREAS, pursuant to the Agreement dated as of February 2, 1996 (the "ML Agreement") between RSI, on the one hand, and the ML Entities, on the other hand, RSI and the ML Entities have agreed that at the Effective Time they shall enter into a Standstill Agreement in the form of this Agreement.

         NOW,  THEREFORE,   in  consideration  of  the  mutual  representations,
warranties, covenants and agreements set forth herein, RSI and the ML Entities hereby agree as follows:

                                    ARTICLE I


                                   DEFINITIONS

         For purposes of this Agreement, the following terms have the following meanings:

         (a) "Additional Percentage" shall mean (w) 2% of the Total Voting Power, in the event that the ML Entities and their Affiliates beneficially own Voting Securities representing in the aggregate at least 30% of the Total Voting Power; (x) 3% of the Total Voting Power, in the event that the ML Entities and their Affiliates beneficially own Voting Securities representing in the aggregate less than 30%, but at least 22%, of the Total Voting Power; (y) 4% of the Total Voting Power, in the event that the ML Entities and their Affiliates beneficially own Voting Securities representing in the aggregate less than 22%, but at least 16%, of the Total Voting Power; and (z) 5% of the Total Voting Power, in the event that the ML Entities and their Affiliates beneficially own Voting Securities representing in the aggregate less than 16%, but at least 10%, of the Total Voting Power.

                  (b) "Affiliate" shall have the meaning set forth in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"); provided, however, that any corporation in which an ML Entity or any of its Affiliates owns less than a majority of the securities entitled generally to vote for the election of directors shall not be considered an Affiliate of such ML Entity or such Affiliate unless such ML Entity or such Affiliate otherwise controls such corporation.

                  (c) "Beneficial ownership" and "beneficially own" shall have the meanings set forth in Rule 13d-3 under the Exchange Act.

                  (d) "Continuing Director" and "Continuing Director Quorum" shall have the meanings set forth in Article Thirteenth of the Restated Certificate of Incorporation of RSI, as amended from time to time; provided, however, that no ML Director shall constitute a Continuing Director or be counted in determining the presence of a Continuing Director Quorum.

                  (e) "Control" shall mean, with respect to a Person or a Group,
(i) beneficial ownership by such Person or Group of securities entitling it to exercise in the aggregate more than 50 percent of the votes in any election of directors or other governing body of the entity in question; or (ii) possession by such Person or Group of the power, directly or indirectly, (x) to elect a majority of the board of directors (or equivalent governing body) of the entity in question or (y) in case of a non-corporate entity, to manage or govern the business, operations or investments of any such non-corporate entity.

                  (f) "Group" shall have the meaning comprehended by Section 13(d)(3) of the Exchange Act; provided that, solely for purposes of Section 3.1(a)(iv) of this Agreement, the ML Entities shall not by themselves constitute a "Group."

                  (g) "Person" shall have the meaning set forth in Section 3(a)(9) of the Exchange Act.

                  (h) "ML Representative" means any natural person who has been chosen in writing, with notice thereof to RSI, by the ML Entities holding beneficial ownership of Voting Securities representing in the aggregate a majority of the Total Voting Power held by the ML Entities, Matthias B. Bowman being hereby designated as the initial ML Representative.

                  (i) "Schedule 13D Filer" means any Person or Group which, based on its direct or indirect beneficial ownership of any Voting Securities, is, or after the acquisition of such beneficial ownership would be, required to file a statement on Schedule 13D with the SEC in accordance with Rule 13d-1 under the Exchange Act, but shall not include any Schedule 13G Filer.

                  (j) "Schedule 13G Filer" means any Person or Group which, based on its direct or indirect beneficial ownership of any Voting Securities, is, or after the acquisition of such beneficial ownership would be, required to file a statement on Schedule 13D with the SEC in accordance with Rule 13d-1 under the Exchange Act, but which in lieu of such filing may instead file a short-form statement on Schedule 13G in accordance with such Rule.

                  (k) "Standstill Percentage" means 36.4% of the Total Voting Power; provided that in the event that the percentage of the Total Voting Power represented by the shares of Voting Securities beneficially owned by the ML Entities and their Affiliates from time to time is less than 36.4%, then the Standstill Percentage shall be automatically reduced to the percentage of Total Voting Power represented by shares of Voting Securities beneficially owned by the ML Entities and their Affiliates from time to time; provided further, that
(x) following any such reduction in the Standstill Percentage, the Standstill Percentage shall not thereafter be subject to any increase (other than as provided for in the following clause (y)), and (y) if the percentage of Total Voting Power represented by shares of Voting Securities beneficially owned by the ML Entities and their Affiliates is increased as a result of any RSI Action (as defined in Section 3.1(a)(i) of this Agreement), the Standstill Percentage shall be automatically increased to reflect such RSI Action.

                  (l) "Total Voting Power" means, at any time, the aggregate number of votes which may be cast by holders of outstanding Voting Securities.

                  (m)  "Transfer"   means  sell,   transfer,   assign,   pledge,
hypothecate, give away or in any manner dispose of any Voting Securities.

                  (n) "Voting Securities" means the RSI Common Shares and any other securities (including voting preferred stock) issued by RSI which are entitled to vote generally for the election of directors of RSI, whether currently outstanding or hereafter issued (other than securities having such powers only upon the occurrence of a contingency).

                                   ARTICLE II

                              BOARD REPRESENTATION


     2.1 Initial Board Representation. At the Effective Time, RSI will (a) take such action as may be necessary to increase the size of the Board of Directors of RSI (the "Board of Directors") to 12, and (b) use its best efforts to fill four of the vacancies thereby created in the three classes of directors with directors designated by the ML Representative (each, a "ML Director" and, collectively, the "ML Directors") in accordance with Article Thirteenth of RSI's Restated Certificate of Incorporation. Of the four initial ML directors, one shall be appointed to Class A (current term expiring in 1996), one shall be appointed to Class B (current term expiring in 1998) and two shall be appointed to Class C (current terms expiring in 1997). The ML Entities acknowledge that any designees of ML Directors who are not employees of either an ML Entity which is controlled by Merrill Lynch & Co., Inc. or an Affiliate of an ML Entity which is controlled by Merrill Lynch & Co., Inc. must be reasonably acceptable to the Continuing Directors of RSI.

     2.2 Continuing Board Representation. Until such time as the ML Entities no longer beneficially own Voting Securities representing in the aggregate at least 10% of the Total Voting Power, RSI covenants and agrees as follows:

                  (a) except as contemplated by this Agreement or as otherwise agreed to by a majority of the ML Directors, RSI will not take or recommend to its stockholders any action which would (i) cause the Board of Directors to consist of any number of directors other than twelve directors divided into three classes of four directors each or (ii) result in any amendment to the By-Laws of RSI or the By-Laws or Regulations of any Subsidiary (as defined in Section 2.3(b) hereof) in effect on the date hereof that would impose any qualifications to the eligibility of directors of RSI or any Subsidiary to serve on any committee of the Board of Directors, any Subsidiary Board or any committee of any Subsidiary Board, except as may be required by applicable law;

                  (b) so long as the ML Entities beneficially own Voting Securities representing in the aggregate at least 34% of the Total Voting Power, RSI will use its best efforts to cause the Nominating Committee of the Board of Directors (the "Nominating Committee") (or if the Nominating Committee makes no such recommendation, the Board of Directors) to recommend for election in the applicable year in which the respective class term expires, one ML Director in Class A, one ML Director in Class B and two ML Directors in Class C, in each case as designated by the ML Representative; provided, that if despite such best efforts, any such ML Director is not elected by the stockholders of RSI, RSI shall have no further obligations under this Section 2.2(b) for the applicable year;

                  (c) in the event that the ML Entities beneficially own Voting Securities representing in the aggregate less than 34%, but at least 27%, of the Total Voting Power, RSI will use its best efforts to cause the Nominating Committee (or if the Nominating Committee makes no such recommendation, the Board of Directors) to recommend for election in the applicable year in which the respective class term expires, one ML Director in Class A, one ML Director in Class B and one ML Director in Class C, in each case as designated by the ML Representative; provided, that if despite such best efforts, any such ML Director is not elected by the stockholders of RSI, RSI shall have no further obligations under this Section 2.2(c) for the applicable year;

                  (d) in the event that the ML Entities beneficially own Voting Securities representing in the aggregate less than 27%, but at least 16%, of the Total Voting Power, RSI will use its best efforts to cause the Nominating Committee (or if the Nominating Committee makes no such recommendation, the Board of Directors) to recommend for election in the applicable year in which the respective class term expires, one ML Director in Class A and one ML
Director in Class B or Class C, in each case as designated by the ML Representative; provided, that if despite such best efforts, any such ML Director is not elected by the stockholders of RSI, RSI shall have no further obligations under this Section 2.2(d) for the applicable year; and

                  (e) in the event that the ML Entities beneficially own Voting Securities representing in the aggregate less than 16%, but at least 10%, of the Total Voting Power, RSI will use its best efforts to cause the Nominating Committee (or if the Nominating Committee makes no such recommendation, the Board of Directors) to recommend for election in the applicable year in which the respective class term expires, one ML Director in Class A; provided, that if despite such best efforts, such ML Director is not elected by the stockholders of RSI, RSI shall have no further obligations under this Section 2.2(e) for the applicable year.

         2.3 Committee Representation; Subsidiary Board Representation. (a) Until such time as the ML Entities no longer beneficially own Voting Securities representing in the aggregate at least 16% of the Total Voting Power, to the extent that, and for so long as, any of the ML Directors is qualified under the then-current rules and regulations of the New York Stock Exchange ("NYSE Rules"), the rules and regulations under the Internal Revenue Code of 1986, as amended, relating to the qualification of employee stock benefit plans, the rules and regulations under Section 16(b) of the Exchange Act, including Rule 16b-3 thereunder or any successor rule, and RSI's Bylaws, RSI shall use its best efforts to cause the Board of Directors to designate one of the ML Directors to serve on each of the committees of the Board of Directors to the same extent, and on the same basis, as the other members of the Board of Directors; provided, however, that subject to the foregoing director qualification requirements, in the event that, and for so long as, the ML Entities own Voting Securities representing in the aggregate at least 10% of the Total Voting Power, RSI shall use its best efforts to cause the Board of Directors to designate one of the ML Directors to serve on the Nominating Committee and the Management Development Compensation and Stock Option Committee of the Board of Directors to the same extent, and on the same basis, as the other members of the Board of Directors.

                  (b) Until such time as the ML Entities no longer beneficially own Voting Securities representing in the aggregate at least 10% of the Total Voting Power, to the extent that (I) any Continuing Director who is not an officer or employee of RSI ("Outside Director") is also a director of any wholly-owned subsidiary of RSI ("Subsidiary"), and (II) the ML Directors are qualified under the Bylaws or Regulations of the relevant Subsidiary, RSI shall cause to be included (i) on the board of directors of such Subsidiary a number of ML Directors equal to the product of (x) the number of Continuing Directors on the board of directors of such Subsidiary (a "Subsidiary Board"), multiplied by (y) a quotient, the numerator of which shall be the total number of ML Directors which RSI is required to use its best efforts to cause the Nominating Committee to recommend for election pursuant to Section 2.2(b), 2.2(c), 2.2(d) or 2.2(e), as the case may be, and the denominator of which shall be twelve, provided that if the product calculated above is less than 1, then to the extent that any Outside Director is also a director of any such Subsidiary, one ML
Director designated by the ML Representative shall be entitled to sit on such Subsidiary Board so long as the ML Entities beneficially own Voting Securities representing at least 10% of the Total Voting Power; and (ii) on each committee of each Subsidiary Board, if an ML Director is entitled to sit on any Subsidiary Board, one ML Director designated by the ML Representative, subject to the rules and regulations described in Section 2.3(a) and qualification under the Bylaws or Regulations of the relevant Subsidiary.

         2.4 Removal of Directors; Vacancies. The ML Representative shall have the right, with cause, to request the removal from the Board of Directors of any ML Director. Any such removal shall be subject to the applicable provisions of the Restated Certificate of Incorporation and By-Laws of RSI (including, without limitation, any stockholder vote requirement), as well as applicable statutory provisions; provided that RSI will use its best efforts to cause the Continuing Directors to vote, subject to Section 2.6, in favor of such requested removal. In the event that any ML Director for any reason ceases to serve as a member of the Board of Directors during his or her term of office and at such time the ML Representative would have the right to a designation hereunder if an election for the resulting vacancy were to be held, (a) the director to fill such vacancy ("ML Director Vacancy") shall be designated by the ML Representative and, if not an employee of an ML Entity which is controlled by Merrill Lynch & Co., Inc. or an Affiliate of an ML Entity which is controlled by Merrill Lynch & Co, Inc., shall be reasonably acceptable to the Continuing Directors of RSI, and (b) such ML Director Vacancy shall be filled in accordance with Article Thirteenth of RSI's Restated Certificate of Incorporation. In the event that, and for so long as, any ML Director is a member of the Nominating Committee of the Board of Directors, the ML Entities shall cause the ML Directors to take such action as may be necessary and to vote in accordance with the recommendation of the Continuing Directors to fill any vacancies in the Board of Directors (other than an ML Director Vacancy).

         2.5 Resignation. In the event that the percentage of Total Voting Power represented by the Voting Securities beneficially owned in the aggregate by the ML Entities at any time decreases below the minimum percentage thresholds specified in Sections 2.2(b), (c), (d) or (e) or Sections 2.3(a) or (b), the ML Entities shall cause such number of ML Directors to resign as is necessary to adjust the number of remaining ML Directors to the number (if any) to which the ML Entities would have been entitled under such Sections if the nominations to the Board of Directors or Subsidiary Board or the selections for committees of the Board of Directors or Subsidiary Board were made at such time; provided that in the event of any such decrease below any such minimum percentage threshold, any subsequent increase in the percentage of the Total Voting Power represented in the aggregate by the Voting Securities beneficially owned by the ML Entities above such minimum percentage threshold shall not entitle the ML Entities to have any additional ML Directors named or elected to the Board of Directors or any committee thereof or any Subsidiary Board or any committee thereof.

         2.6 Charter and Bylaws; Fiduciary Duties. The obligations of RSI set forth in this Article II are subject to compliance with the provisions of Article Thirteenth of RSI's Restated Certificate of Incorporation and RSI's Bylaws, and the fiduciary duties of the Board of Directors and the Nominating Committee to RSI's stockholders. Nothing contained in this Article II shall require RSI to violate any such provisions or to require any director of RSI to breach any such fiduciary duty.

         2.7 No Voting Trust. This Agreement does not create or constitute, and shall not be construed as creating or constituting, a voting trust agreement under the Delaware General Corporation Law or any other applicable corporation law.

         2.8 Notification of Nominations. The rights of the ML Entities, ML Directors and ML Representative and the obligations of RSI under this Article II shall be subject to compliance with Article III, Section 3a of RSI's Bylaws.

         2.9 No Duty to Designate; Reduction of Board Representation. Nothing contained in this Article II shall be construed as requiring the ML Entities to designate any ML Directors or, once designated and elected, to require any ML Director to continue to serve in office if such ML Director elects to resign. Until such time as the ML Entities no longer beneficially own Voting Securities representing in the aggregate at least 10% of the Total Voting Power, in the event of any vacancy created by the resignation or removal of an ML Director or the failure of the ML Representative to designate an ML Director, other than a vacancy created by the resignation or removal of an ML Director pursuant to
Section 2.5 hereof, upon the written request of the ML Representative, RSI shall take such action as may be necessary to reduce the size of the Board of Directors to a number equal to (x) 12 (or such lesser number as exists following one or more previous reductions of the size of the Board pursuant to this
Section 2.9) minus (y) the number of such vacancies, and thereafter, notwithstanding any other provisions of this Article II, the ML Entities shall have no right to designate any ML Directors to the extent of such reduction.

         2.10 Effect of Change in Control. Notwithstanding anything to the contrary contained in this Agreement, the rights under this Article II are for the benefit of, and shall only extend to, those ML Entities which are controlled by Merrill Lynch & Co., Inc. In the event of any transaction, including any Transfer of any securities or partnership interests, resulting in Merrill Lynch & Co., Inc. no longer controlling such ML Entity, such ML Entity shall no longer have any rights under this Article II and shall not be deemed to be an ML Entity for purposes of this Article II, but shall remain bound by the other provisions of this Agreement.

                                   ARTICLE III

                     STANDSTILL RESTRICTIONS; VOTING MATTERS


         3.1 Standstill Restrictions. (a) During the term of this Agreement, each of the ML Entities covenants and agrees that without the prior affirmative vote of a majority of the Continuing Directors at a meeting at which a Continuing Director Quorum is present, the ML Entities shall not, and shall not permit any of their respective Affiliates to, directly or indirectly:


                        (i) acquire, propose to acquire (or publicly announce or otherwise disclose an intention to propose to acquire) or offer to acquire, by purchase or otherwise, any Voting Securities, if the effect of such acquisition would be to increase the outstanding number of shares of Voting Securities then beneficially owned by the ML Entities and their Affiliates, in the aggregate, to an amount representing Total Voting Power in excess of the Standstill Percentage; provided that this
         Section 3.1(a)(i) shall not be applicable, and no ML Entity shall be obligated to dispose of Voting Securities, if the aggregate percentage of the Total Voting Power represented by Voting Securities beneficially owned by the ML Entities is increased as a result of corporate action taken solely by RSI and not caused by any action taken by any ML Entity or any Affiliate of any ML Entity ("RSI Action");

                       (ii) propose (or publicly announce or otherwise disclose an intention to propose), solicit, offer, seek to effect, negotiate with or provide any confidential information relating to RSI or its business to any other Person with respect to, any tender or exchange offer, merger, consolidation, share exchange, business combination, restructuring, recapitalization or similar transaction involving RSI; provided, that nothing set forth in this Section 3.1(a)(ii) shall prohibit ML Entities from soliciting, offering, seeking to effect and negotiating with any Person with respect to Transfers of Voting
         Securities otherwise permitted by Article IV of this Agreement; provided further, that in so doing the ML Entities shall not (x) issue any press release or otherwise make any public statements (other than statements made in response to any request by any Person for confirmation by any ML Entity or any Affiliate of an ML Entity of information contained in any statement on Schedule 13D under the Exchange Act) with respect to such action other than in accordance with
         Section 9.14 hereof (provided that the ML Entities may, and may permit their Affiliates to, make any statement required by applicable law, including without limitation, the amendment of any statement on
         Schedule 13D under the Exchange Act), or (y) provide any confidential information relating to RSI or its business to any such Person.

                      (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Rule 14a-1 under the Exchange Act), solicit any consent with respect to the voting of any Voting Securities or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to RSI;

                       (iv) except to the extent contemplated by the Registration Rights Agreement, form, participate in or join any Person or Group with respect to any Voting Securities (except an arrangement solely among any or all of the ML Entities), or otherwise act in concert with any third Person (other than an ML Entity) for the purpose of (x) acquiring any Voting Securities or (y) holding or disposing of Voting Securities for any purpose otherwise prohibited by this Section 3.1(a);

                        (v) deposit any Voting Securities into a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof (except for this Agreement and except for any such arrangement solely among any or all of the ML Entities);

                       (vi) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to RSI as described in Rule 14a-8 under the Exchange Act, or induce or attempt to induce any other Person to initiate any stockholder proposal;

                      (vii) except as specifically provided for in Article II hereof or as contemplated by Section 3.1(e), seek election to or seek to place a representative on the Board of Directors, or seek the removal of any member of the Board of Directors (other than an ML Director);

                     (viii) call or seek to have called any meeting of the stockholders of RSI for any purpose otherwise prohibited by this
         Section 3.1(a);

                       (ix) take any other action to seek to control RSI;

                        (x) demand, request or propose to amend, waive or terminate the provisions of this Section 3.1(a); or

                       (xi) agree to do any of the foregoing, or advise, assist, encourage or persuade any third party to take any action with respect to any of the foregoing.

                  (b) Each of the ML Entities agrees that it will notify RSI promptly if any inquiries or proposals are received by, any information is exchanged with respect to, or any negotiations or discussions are initiated or continued with, any ML Entity or, to the knowledge of any officer of Merrill Lynch Capital Partners, Inc. or ML IBK Positions, Inc., any of their respective Affiliates, regarding any matter described in Section 3.1(a) hereof; provided, however, that the foregoing obligation is subject to any confidentiality policies of any such Affiliate of any ML Entity. The ML Entities and RSI shall mutually agree upon an appropriate response to be made to any such proposals received by any ML Entity, or, to the knowledge of any such officer, any Affiliate of such ML Entity or any such officer.

                  (c) Notwithstanding the provisions of Section 3.1(a), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and its Affiliates (other than the ML Entities) may effect or recommend transactions, either as principal or as agent on behalf of third parties, in the ordinary course of Merrill Lynch's business or the business of such Affiliates, in, relating to or involving Voting Securities, including, without limitation, transactions in which Merrill Lynch or such Affiliates are acting as an investment banking organization providing advisory services, an investment advisor, an investment company, a broker or dealer in securities, as an underwriter or placement agent of securities, a market maker, a specialist, an arbitrageur or a block positioner; provided, however, that (i) in no event shall Merrill Lynch and its Affiliates (other than the ML Entities) acquire beneficial ownership of Voting
Securities   representing  Total  Voting  Power  in  excess  of  the  Additional
Percentage; and (ii) for purposes of this Section 3.1(c), transactions in the ordinary course of Merrill Lynch's or its Affiliates' business shall in no event be deemed to include any activities or transactions which have the purpose or effect of seeking to control or influence the management, policies or affairs of RSI, including, without limitation, through advising any Person with respect to any unsolicited bid for control of, or any other offer for securities of or any business combination involving, RSI; provided, however, that this Section 3.1(c)(ii) shall not prohibit or restrict Merrill Lynch from performing such obligations as may be required by law or the rules or other requirements of any regulatory authority.

                  (d) The ML  Entities  shall  not be  deemed  to have  breached
Section 3.1(a)(i) of this Agreement if (i) the ML Entities or their Affiliates inadvertently and in good faith acquire Voting Securities so as to cause the Total Voting Power represented by the Voting Securities beneficially owned by the ML Entities and their Affiliates to exceed the Standstill Percentage, and
(ii) the ML Entities as soon as practicable divest a sufficient number of shares of Voting Securities beneficially owned by the ML Entities and their Affiliates so as to result in the Total Voting Power represented by the Voting Securities beneficially owned by the ML Entities and their Affiliates to be equal to or less than the Standstill Percentage.

                  (e) Nothing contained in this Article III shall be deemed to restrict the manner in which the ML Directors may participate in deliberations or discussions of the Board of Directors or individual consultations with the Chairman of the Board or any other members of the Board of Directors, so long as such actions do not otherwise violate any provision of Section 3.1(a).

         3.2 Voting. Until such time as the ML Entities no longer beneficially own Voting Securities representing in the aggregate at least 10% of the Total Voting Power, the ML Entities will take all such action as may be required so that all Voting Securities owned by the ML Entities and their Affiliates, as a group, are (i) voted (in person or by proxy) for RSI's nominees to the Board of Directors, in accordance with the recommendation of the Nominating Committee (or, if the Nominating Committee makes no such recommendation, the Board of Directors), provided that if the ML Representative has requested representation on the Nominating Committee, RSI shall have performed its obligations described in the proviso to Section 2.3(a) hereof, provided further that if the ML Entities have a reasonable, good faith objection to any one (and only one) such nominee for election to the Board of Directors at any annual meeting of RSI stockholders (other than any nominee who was a member of the Board of Directors as of the date of the Merger Agreement), based on such nominee's personal qualifications to serve as a member of the Board of Directors ("Objectionable Nominee"), the ML Entities may abstain from, or vote against, the election of such Objectionable Nominee at such meeting, but only if (x) the board of directors of the general partner of such ML Entity determines in good faith that such action is required to fulfill its fiduciary duties to the limited partners of such ML Entity under applicable law based upon the advice of outside counsel (who may be such general partner's regularly engaged outside counsel) and (y) at least two Business Days in advance of the date of mailing of the proxy statement for such annual meeting of RSI stockholders, one or more ML Directors objects to the proposed nomination of the Objectionable Nominee in writing to RSI or orally during a meeting of the Board of Directors or the Nominating Committee, and (ii) on all other matters to be voted on by holders of Voting Securities, actually voted (in person or by proxy) by the ML Entities. Each of the ML Entities shall be present, in person or by proxy, at all duly held meetings of stockholders of RSI so that all Voting Securities held by the ML Entities may be counted for the purposes of determining the presence of a quorum at such meetings.


                                   ARTICLE IV

                        TRANSFERS; RIGHT OF FIRST REFUSAL

     4.1 Transfers of Voting Securities. None of the ML Entities shall, directly or indirectly, Transfer any Voting Securities except:


                  (a)      to RSI;

                  (b) pursuant to a merger or consolidation of RSI or pursuant to a plan of liquidation of RSI, which has been approved by the affirmative vote of a majority of the members of the Board of Directors then in office; provided that at the time of such approval the number of ML Directors then serving on the Board of Directors shall not exceed the number contemplated by Article II hereof;

                  (c) provided that the rights of the ML Entities under this Agreement shall not transfer to the transferee of such securities, pursuant to a bona fide public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), in which the ML Entities shall use commercially reasonable efforts to (i) effect as wide a distribution of such Voting
Securities as is reasonably practicable, and (ii) prevent any Person or Group from acquiring pursuant to such offering beneficial ownership of Voting Securities or securities convertible into Voting Securities representing in the aggregate 5% or more of the Total Voting Power;

                  (d) provided that the rights of the ML Entities under this Agreement shall not transfer to the transferee of such securities, pursuant to Rule 144 under the Securities Act;

                  (e) provided that the rights of the ML Entities under this Agreement shall not transfer to the transferee of such securities, pursuant to a pro rata distribution (including any such distribution pursuant to any liquidation or dissolution of any ML Entity) by any ML Entity to its partners or stockholders if no successor or distributee, as the case may be, and no Person that controls such successor or distributee, acquires from any ML Entity beneficial ownership of Voting Securities representing more than 3% of the Total Voting Power in such distribution (in each case other than any distributee which is an Affiliate of an ML Entity provided that such Affiliate shall thereafter promptly distribute all such Voting Securities to its own partners or stockholders and such partners or stockholders do not thereby acquire from such Affiliate beneficial ownership of Voting Securities representing more than 3% of the Total Voting Power in such distribution).

                  (f) provided that the rights of the ML Entities under this Agreement shall not transfer to the transferee of such securities, (i) Transfers of Voting Securities to any Person or Group which is a Schedule 13D Filer and which, after giving effect to such Transfer, would beneficially own Voting Securities representing in the aggregate less than 5% of the Total Voting Power, and (ii) Transfers to any Person or Group which is a Schedule 13G Filer of Voting Securities representing in the aggregate less than 10% of the Total Voting Power;

                  (g) provided that (i) the rights of the ML Entities under this Agreement shall not transfer to the transferee of such securities, and (ii) the Transfer is made on or after January 1, 2000 in connection with the required dissolution of any ML Entity, Transfers of Voting Securities to any Person or Group (A) which, after giving effect to such Transfer would beneficially own Voting Securities representing in the aggregate less than the greater of (x) 15% of the Total Voting Power or (y) such other percentage of the Total Voting Power as would make such Person or Group an "Acquiring Person" under RSI's shareholders' rights plan or (B) approved by the prior affirmative vote of a majority of the Continuing Directors at a meeting at which a Continuing Director Quorum is present;

                  (h) pursuant to a tender offer or exchange offer that the Board of Directors, by action taken by the affirmative vote of a majority of the members of the Board of Directors then in office, has determined not to oppose; or

                  (i)      in accordance with the provisions of Section 4.2.

         4.2 Right of First Refusal. Except as otherwise permitted by Section 4.1, if any ML Entity or ML Entities (each a "Selling ML Entity" and, collectively, the "Selling ML Entities") shall receive an offer from, or have entered into any agreement or understanding with, a third party or parties to purchase or otherwise acquire Voting Securities from such Selling ML Entity, such Selling ML Entity shall have the right, provided that the rights of such Selling ML Entity under this Agreement shall not transfer to such third party or parties, to Transfer the amount of Voting Securities which are the subject of such offer by, or agreement or understanding with, such third party or parties if, prior to such Transfer, RSI shall have been given the opportunity, in the following manner, to purchase such Voting Securities:

                  (a) The Selling ML Entities shall give notice (the "Transfer Notice") to RSI in writing of such proposed Transfer specifying the amount of Voting Securities proposed to be sold or transferred, the proposed price therefor (the "Transfer Consideration"), the identity of the offeror and the other material terms upon which such Transfer is proposed to be made.

                  (b) RSI shall have the right, exercisable by written notice given by RSI to the Selling ML Entities within 15 Business Days after receipt of the Transfer Notice, to purchase from such Selling ML Entities all, but not less than all, the Voting Securities specified in such Transfer Notice for cash in an amount equivalent to the Transfer Consideration.

                  (c) If the Transfer Consideration specified in the Transfer Notice includes any property other than cash, such Transfer Consideration shall be deemed to be the amount of any cash included in the Transfer Consideration plus the value (as jointly determined by a nationally recognized investment banking firm selected by each party) of such other property included in such Transfer Consideration. For this purpose, the parties shall use their reasonable best efforts to cause any determination of the value of any such other property included in the Transfer Consideration to be made within ten Business Days after the date of delivery of the Transfer Notice. If the firms selected by RSI and the Selling ML Entities are unable to agree upon the value of any such other property within such ten Business Day period, such firms shall promptly select a third nationally recognized investment banking firm whose determination shall be conclusive.

                  (d) If RSI exercises its right of first refusal hereunder, the closing of the purchase of the Voting Securities with respect to which such right has been exercised shall take place within 60 days after RSI gives notice of such exercise, which period of time shall be extended as necessary (but in no event for a period of time longer than 60 days after the end of such 60 day period) in order to comply with applicable securities and other laws and regulations or any listing agreement to which RSI is a party. Upon exercise of its right of first refusal, RSI shall be legally obligated to consummate the purchase contemplated thereby, shall use its reasonable best efforts to secure all approvals required in connection therewith, and shall be liable in damages to the Selling ML Entities if for any reason, including the failure to obtain any requisite approvals, the purchase is not consummated; provided, however, that if RSI does not obtain any required approval of its stockholders with respect to such purchase, (i) RSI shall have no liability to the Selling ML Entities with respect to the failure of such purchase to be consummated and (ii) the Voting Securities with respect to which such right was exercised shall not thereafter be subject to the right of first refusal under this Section 4.2 unless to the extent that RSI specifies a designee to purchase Voting Securities pursuant to Section 4.2(f) hereof and such designee consummates its purchase of Voting Securities within the time remaining in the time period during which RSI was to have consummated its purchase of such Voting Securities.

                  (e) If RSI does not exercise its right of first refusal hereunder within the time specified for such exercise, the Selling ML Entities shall be free, during the period of 60 days following the expiration of such time for exercise (which period of time may be extended as necessary (but in no event for a period of time longer than 60 days after the end of such 60 day period) in order to comply with applicable securities and other laws and regulations), to Transfer the Voting Securities specified in the Transfer Notice to the offeror specified in the Transfer Notice on the terms described in the Transfer Notice and at a price not less than the Transfer Consideration. If the Selling ML Entities fail to Transfer the Voting Securities specified in the Transfer Notice in such manner within such period, the Voting Securities specified in the Transfer Notice shall again be subject to the terms of Sections
4.1 and 4.2 hereof.

                  (f) If RSI elects to  exercise  any of its  rights  under this
Section 4.2, RSI may specify, prior to closing such purchase, another Person as its designee to purchase the Voting Securities to which such notice of intention to exercise such rights relates. If RSI designates another Person as the purchaser pursuant to this Section 4.2, RSI shall be legally obligated, in accordance with Section 4.2(d) above, to complete such purchase if its designee fails to do so.


                                    ARTICLE V

                        Legends and Stop Transfer Orders

     5.1 Legend. All certificates evidencing Voting Securities beneficially owned by any of the ML Entities shall bear the following legend:

     "The  securities  represented  by  this  certificate  are  subject  to  the restrictions on disposition and to the other provisions of a Standstill Agreement dated as of May __, 1996 among Rykoff-Sexton, Inc., Merrill Lynch Capital Partners, Inc., Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., Merrill Lynch KECALP L.P. 1994, ML Offshore LBO Partnership No. B-XVIII, ML IBK Positions, Inc., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch KECALP L.P. 1991, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., ML Offshore LBO Partnership No. XIII, ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1987, Merchant Banking L.P. No. II. Copies of such Agreement are on file at the respective offices of such parties."

         5.2 Stop Transfer Orders. The ML Entities each hereby consent to the entry of stop transfer orders with the transfer agents of any such Voting Securities against the transfer of such legended certificates representing such Voting Securities except in compliance with this Agreement.

         5.3 Removal or Modification of Legend. RSI agrees that upon any Transfer of the securities represented by such certificates made in compliance with the provisions of this Agreement, it will, upon the presentation to its transfer agent of the certificates containing such legend, remove such legend from the certificates being sold or registered.


                                   ARTICLE VI

                         Representations and Warranties

     6.1 Representations and Warranties of the ML Entities. Each of the ML Entities severally and not jointly represent and warrant to RSI as follows:


     (a) Merrill Lynch Capital Partners, Inc. and ML IBK Positions,Inc. are each corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch KECALP L.P. 1991, Merrill Lynch KECALP L.P. 1994, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1987 and Merchant Banking L.P. No. II are each limited partnerships, duly organized, validly existing and in good standing under the laws of the State of Delaware. ML Offshore LBO Partnership No. B-XVIII and ML Offshore LBO Partnership No. XIII are each limited partnerships, duly organized, validly existing and in good standing under the laws of the Cayman Islands.

     (b) Assuming that (i) the ML Entities Shares (as defined below) are duly authorized, validly issued, fully paid and nonassessable, and, immediately prior to their receipt by the ML Entities, are free and clear of all security interests, liens, claims, proxies, charges, encumbrances and options of any nature whatsoever created by any Person other than an ML Entity (other than those created by this Agreement, the Registration Rights Agreement and the Tax Agreement), and (ii) the issuance of the ML Entities Shares to the ML Entities is properly recorded in the stock ledger of RSI, then, upon the issuance of the ML Entities Shares to the ML Entities pursuant to Sections 4.1 and 4.2 of the Merger Agreement, each of the ML Entities will be the beneficial and record owner of RSI Common Shares in the respective amounts set forth in Schedule I attached hereto (the "ML Entities Shares"), free and clear of all security interests, liens, claims, proxies, charges, encumbrances and options of any nature whatsoever, and there will be no outstanding options, warrants or rights to purchase or acquire, or agreements relating to, any of the ML Entities Shares (other than those created by this Agreement, the Registration Rights Agreement and the Tax Agreement).

     (c) Except for the ML Entities Shares and 2,100 shares of Voting Securities owned by Merrill Lynch, neither any of the ML Entities, nor any of their Affiliates, owns beneficially or of record, directly or indirectly, any Voting Securities or any options, warrants or rights of any nature (including conversion and exchange rights) to acquire beneficial ownership of any Voting Securities.

     (d) Each of the ML Entities has full legal right, power and authority to enter into and perform this Agreement. This Agreement has been duly authorized, executed and delivered by each of the ML Entities. This Agreement constitutes a legally valid and binding agreement of each of the ML Entities, enforceable in accordance with its terms, except that such enforceability may be subject to bankruptcy, insolvency, receivership, reorganization, moratorium or other similar laws relating to creditors' rights now or hereafter in effect and by general equitable principles.

     (e) The execution and delivery of this Agreement by the ML Entities does not conflict with or constitute a violation of or default under the respective certificates of incorporation, partnership agreements or certificates of partnership (or comparable documents) of any of the ML Entities or any statute, law, regulation, order or decree applicable to any of the ML Entities, or any contract, commitments, agreement, arrangement or restriction of any kind to which any of the ML Entities are a party or by which any of the ML Entities are bound, other than such violations as would not prevent or materially delay the performance by such ML Entity of its obligations hereunder or otherwise subject RSI to any claim or liability.

     (f) Schedule II hereto sets forth a true, accurate and complete list of the percentage ownership interests of each partner or securityholder (without naming them) in each ML Entity listed thereon. Schedule III hereto sets forth, with respect to each ML Entity listed thereon, the latest dissolution date for such ML Entity under the terms of its partnership agreement.

     6.2 Representations and Warranties of RSI. RSI hereby represents and warrants to the ML Entities as follows:

     (a) RSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     (b) RSI has full legal right, power and authority to enter into and perform this Agreement and the execution and delivery of this Agreement by RSI have been duly authorized by all necessary corporate action on behalf of RSI. This Agreement constitutes a legally valid and binding agreement of RSI, enforceable in accordance with its terms, except that such enforceability may be subject to bankruptcy, insolvency, receivership, reorganization, moratorium or other similar laws relating to creditors' rights now or hereafter in effect, and by general equitable principles.

     (c) Neither the execution and delivery of this Agreement nor the consummation by RSI of the transactions contemplated hereby conflicts with or constitutes a violation of or default under the Restated Certificate of Incorporation or By-laws of RSI, any statute, law, regulation, order or decree applicable to RSI, or any contract, commitment, agreement, arrangement or restriction of any kind to which RSI is a party or by which RSI is bound, other than such violations as would not prevent or materially delay the performance by RSI of its obligations hereunder or otherwise subject any ML Entity to any claim or liability.


                                   ARTICLE VII

                               Further Assurances

         Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of their obligations under this Agreement. If reasonably requested by RSI, each ML Entity agrees to execute a letter to RSI confirming that the beneficial ownership of Voting Securities by the ML Entities and their Affiliates does not represent in the aggregate Total Voting Power in excess of the Standstill Percentage as of the date of such letter.


                                  ARTICLE VIII

                                   Termination

         Unless earlier terminated by written agreement of the parties hereto, this Agreement shall terminate on the earlier of (i) the tenth anniversary of the Effective Date and (ii) the date on which the ML Entities and their Affiliates beneficially own Voting Securities representing in the aggregate less than 10% of the Total Voting Power; provided, that if, prior to the tenth anniversary of the Effective Date, (x) the ML Entities shall beneficially own Voting Securities representing in the aggregate 10% or more of the Total Voting Power, or (y) the ML Entities and their Affiliates shall beneficially own Voting Securities representing in the aggregate 5% or more of the Total Voting Power which causes them to be a Schedule 13D Filer, this Agreement shall automatically be reinstated. Any termination of this Agreement as provided herein shall be without prejudice to the rights of any party arising out of the breach by any other party of any provisions of this Agreement which occurred prior to the termination.


                                   ARTICLE IX

                                  Miscellaneous

         9.1 Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when delivered personally (by courier service or otherwise), when delivered by telecopy and confirmed by return telecopy, or seven days after being mailed by first-class mail, postage prepaid in each case to the applicable addresses set forth below:


         If to RSI:

                  Rykoff-Sexton, Inc.
                  1050 Warrenville Road
                  Lisle, Illinois  60532-5201
                  Attn:  Mark Van Stekelenburg, Chairman,
                             President and Chief Executive
                             Officer
                  Telecopy:  (708) 971-6588

                  with a copy to:

                  Elizabeth C. Kitslaar, Esq.
                  Jones, Day, Reavis & Pogue
                  77 West Wacker
                  Chicago, Illinois  60601-1692
                  Telecopy:  (312) 782-8585

         If to the ML Entities:

                  Merrill Lynch Capital Partners, Inc.
                  225 Liberty Street
                  New York, New York  10080-6123
                  Attn: James V. Caruso
                  Telecopy: (212) 236-7364

                  with a copy to:

                  Marcia L. Tu, Esq.
                  Merrill Lynch & Co.
                  World Financial Center
                  North Tower
                  250 Vesey Street
                  New York, New York  10281-1323
                  Telecopy: (212) 449-3207

                  with a copy to:

                  Bonnie Greaves, Esq.
                  Shearman & Sterling
                  599 Lexington Avenue
                  New York, New York  10022
                  Telecopy:  (212) 848-7179

or to such other address as such party shall have designated by notice so given to each other party.

         9.2 Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by the holders of a majority in number of the ML Entities Shares and by RSI following approval thereof by a majority of the Continuing Directors.

         9.3 Successors and Assigns. Except as otherwise provided herein, including, without limitation, Section 2.10, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective Affiliates and their respective successors and assigns, including without limitation in the case of any corporate party hereto any corporate successor by merger or otherwise. Except as otherwise provided herein, this Agreement shall not be assignable.

         9.4 Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement, the Merger Agreement and the ML Agreement.

         9.5 Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

         9.6 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         9.7 No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         9.8 No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any Person who or which is not a party hereto.

         9.9 Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery in the State of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 9.9 and shall not be deemed to be a general submission to the jurisdiction of said court or in the State of Delaware other than for such purposes. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

         9.10 Governing Law. This Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the law of the State of Delaware.

         9.11 Name, Captions. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof.

         9.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         9.13 Expenses. Each of the parties hereto shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby, except that in the event of a dispute concerning the terms or enforcement of this Agreement, the prevailing party in any such dispute shall be entitled to reimbursement of reasonable legal fees and disbursements from the other party or parties to such dispute.

         9.14 Press Releases. The initial press release relating to this Agreement shall be a joint press release and, thereafter, RSI and the ML Representative shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, and neither RSI nor any ML Entity shall issue any such press release or make any such public statement without the consent (which shall not be unreasonably withheld) of the other (the ML Representative acting on behalf of the ML Entities for such purpose), except to the extent required by applicable law or the rules and requirements of the New York Stock Exchange, in which case the issuing party shall use its reasonably best efforts to consult with the other party (the ML Representative in case of the ML Entities) before issuing any such release or making any such public statement.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.


RYKOFF-SEXTON, INC.


By: /s/ Mark Van Stekelenburg
        Mark Van Stekelenburg
        Chairman, President and
        Chief Executive Officer


MERRILL LYNCH CAPITAL PARTNERS, INC.


By: /s/ James V. Caruso
        James V. Caruso
        Vice President



MERRILL LYNCH CAPITAL APPRECIATION
PARTNERSHIP NO. B-XVIII, L.P.

By: Merrill Lynch LBO Partners No. B-IV, L.P.,
    as General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH KECALP L.P. 1994

By: KECALP Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII

By: Merrill Lynch LBO Partners No. B-IV, L.P.,
    as Investment General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML IBK POSITIONS, INC.


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MLCP ASSOCIATES L.P. NO. II

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner

By: /s/ James V. Caruso
        James V. Caruso
        Vice President

MLCP ASSOCIATES L.P. NO. IV

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH KECALP L.P. 1991

By: KECALP Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President

MERRILL LYNCH CAPITAL APPRECIATION
PARTNERSHIP NO. XIII, L.P.

By: Merrill Lynch LBO Partners No. IV, L.P.,
    as General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner

By: /s/ James V. Caruso
        James V. Caruso
        Vice President

ML OFFSHORE LBO PARTNERSHIP NO. XIII

By: Merrill Lynch LBO Partners No. IV, L.P.,
    as Investment General Partner

By: Merrill Lynch Capital Partners, Inc.,
    as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.

By: ML Employees LBO Managers, Inc.,
    as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH KECALP L.P. 1987

By: KECALP Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President

MERCHANT BANKING L.P. NO. II

By: Merrill Lynch MBP Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President

                                   SCHEDULE I
                                 SHARE OWNERSHIP



                  Name of Stockholder                                    RSI Common Shares

MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO.                           4,357,505
B-XVIII, L.P.


MERRILL LYNCH KECALP L.P. 1994                                                  67,879


ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII                                      2,192,382


ML IBK POSITIONS, INC.                                                       1,440,181


MLCP ASSOCIATES L.P. NO. II                                                     52,257


MLCP ASSOCIATES L.P. NO. IV                                                     13,575


MERRILL LYNCH KECALP L.P. 1991                                                 189,793


MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO.                           1,620,103
XIII, L.P.


ML OFFSHORE LBO PARTNERSHIP NO. XIII                                            41,188


ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.                                        40,273


MERRILL LYNCH KECALP L.P. 1987                                                  30,434


MERCHANT BANKING L.P. NO. II                                                    30,434


                                   SCHEDULE II

                              PERCENTAGE OWNERSHIPS


DISTRIBUTION TO ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII
DISTRIBUTION OF 100% OF US FOODSERVICE COMMON SHARES
JANUARY 1996


                                                                                                                     EXCHANGE
                                                                                                                  US FOODSERVICE
                                                                                      % OF                          SHARES FOR
                                                                                 US FOODSERVICE  US FOODSERVICE   1.457 SHARES OF
                                           CAPITAL      ORIGINAL   DISTRIBUTION      SHARES       REVERSE STOCK    RYKOFF-SEXTON
                PARTNERS                 CONTRIBUTION  PERCENTAGE    OF SHARES     OUTSTANDING    SPLIT OF .396    COMMON STOCK
- ---------------------------------------  ------------  ----------  ------------  --------------  --------------   ---------------

MERRILL LYNCH CAPITAL                     $17,120,179    71.82%     2,728,888        12.22%         1,080,640        1,574,492
  APRECIATION COMPANY LIMITED II

MERRILL LYNCH CAPITAL APPRECIATION          6,480,221    27.18%     1,032,921         4.63%           409,037          595,967
  LIMITED PARTNERSHIP II (SPECIAL LP)

MERRILL LYNCH CAPITAL PARTNERS, INC                 0     0.00%             0         0.00%                 0                0

INVESTMENT GENERAL PARTNER                    238,290     1.00%        37,983         0.17%            15,041           21,915

ADMINISTRATIVE GENERAL PARTNER                    100     0.00%            16         0.00%                 6                9
                                          -----------   ------      ---------        -----          ---------        ---------

             TOTAL                        $23,838,790   100.00%     3,799,808        17.02%         1,504,724        2,192,383
                                          ===========   ======      =========        =====          =========        =========

SECOND TIER DISTRIBUTION TO SHAREHOLDERS OF MERRILL LYNCH
CAPITAL APPRECIATION COMPANY LIMITED II FROM ML OFFSHORE
LBO PARTNERSHIP NO. B-XVIII AS A RESULT OF THE DISTRIBUTION
OF 100% OF US FOODSERVICE COMMON SHARES
JANUARY 1996



                                                                             EXCHANGE
                                                                          US FOODSERVICE
                                                % OF                        SHARES FOR
                   %      DISTRIBUTION     US FOODSERVICE  US FOOSERVICE  1.457 SHARES OF
                OF TOTAL       OF              SHARES      REVERSE STOCK   RYKOFF-SEXTON
 #     SHARES    SHARES      SHARES          OUTSTANDING   SPLIT OF .396   COMMON STOCK
- ---   --------  --------  ------------     --------------  -------------  ---------------

 1       7,513    43.85%   1,196,645*           5.36%         473,872         690,432
 2       5,009    29.24%     797,817*           3.57%         315,936         460,319
 3       1,373     8.01%     218,687            0.98%          86,600         126,176
 4         501     2.92%      79,798            0.36%          31,600          46,041
 5       1,036     6.05%     165,011            0.74%          65,344          95,206
 6         440     2.57%      70,082            0.31%          27,752          40,435
 7         402     2.35%      64,029            0.29%          25,355          36,942
 8         176     1.03%      28,033            0.13%          11,101          16,174
 9         201     1.17%      32,015            0.14%          12,678          18,472
10         240     1.40%      38,226            0.17%          15,138          22,056
11         198     1.16%      31,537            0.14%          12,489          18,196
12          44     0.26%       7,008            0.03%           2,775           4,043
        ------   -------   ---------       ---------       ----------       ---------

        17,133   100.00%   2,728,888           12.22%       1,080,640       1,574,492
        ======   ======    =========       =========       ==========       =========

*  REPRESENTS OVER 1% OF O/S STOCK.  (2 INVESTORS)

SECOND TIER DISTRIBUTION TO PARTNERS OF MERRILL LYNCH
CAPITAL APPRECIATION LIMITED PARTNERSHIP II (SPECIAL LP)
FROM ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII AS A RESULT OF
THE DISTRIBUTION OF 100% OF US FOODSERVICE COMMON SHARES
JANUARY 1996


                                                                                   EXCHANGE
          CAPITAL                                                               US FOODSERVICE
        ACCOUNT FOR     PERCENT                       % OF                        SHARES FOR
          B-XVIII      OF TOTAL  DISTRIBUTION    US FOODSERVICE  US FOOSERVICE  1.457 SHARES OF
        INVESTMENT      CAPITAL       OF             SHARES      REVERSE STOCK   RYKOFF-SEXTON
 #        @ 1/1/95      ACCOUNT     SHARES         OUTSTANDING   SPLIT OF .396   COMMON STOCK
- ---   ---------------  ----------------------    --------------  -------------  ---------------

 1    $2,039,980.00     31.43%      324,678*          1.45%         128,571         187,328
 2       917,990.00     14.14%      146,105           0.65%          57,858          84,299
 3       506,995.00      7.81%       80,692           0.36%          31,954          46,557
 4       917,990.00     14.14%      146,105           0.65%          57,858          84,299
 5       463,995.00      7.15%       73,848           0.33%          29,244          42,609
 6       407,996.00      6.29%       64,936           0.29%          25,715          37,467
 7     1,003,990.00     15.47%      159,792           0.72%          63,278          92,196
 8             0.00      0.00%            0           0.00%               0               0
 9       230,998.00      3.56%       36,765           0.16%          14,559          21,212
      -------------    --------------------      ----------------------------------------------
      $6,489,934.00    100.00%    1,032,921           4.63%         409,037         595,967
      =============    ======     =========      =========        =========        ========

*  REPRESENTS OVER 1% OF O/S STOCK.  (1 INVESTOR)

MERRILL LYNCH CAPITAL APPRECIATION FUND I & II
& OTHER MERRILL LYNCH ENTITIES
PORTFOLIO INVESTMENT POSITION IN COMMON STOCK OF
US FOODSERVICE, INC.
DECEMBER 31, 1995





                                                                          Ownership of
 #   Partnership/Corporation                                              Common Shares
- ---  ----------------------------------------------------------------     -------------

 1.  Merrill Lynch Capital Appreciation Partnership No. XIII, L.P.       2,807,941.6552

 2.  ML Offshore LBO Partnership No. XIII                                   71,387.8790

 3.  Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P.    7,552,369.5000

 4.  ML Offshore LBO Partnership No. B-XVIII                             3,799,808.0000

 5.  ML IBK Positions, Inc.*                                             2,496,102.7370

 6.  ML Employees LBO Partnership No. I, L.P.                               69,802.2183

 7.  MLCP Associates L.P. No II                                             90,572.5000

 8.  MLCP Associates L.P. No IV                                             23,529.0000

 9.  Merrill Lynch KECALP L.P. 1987                                         52,748.5393

10.  Merrill Lynch KECALP L.P. 1991                                        328,947.0000

11.  Merrill Lynch KECALP L.P. 1994                                        117,647.0000

12.  Merchant Banking L.P. No II                                            52,748.5393
                                                                        ---------------

     Total                                                              17,463,604.5681
                                                                        ===============

     * - Merrill Lynch itself.

MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.
DISTRIBUTION OF 100% OF US FOODSERVICE COMMON SHARES
JANUARY 1996



                                                                                  US FOODSERVICE
                                                       % OF                         SHARES FOR
          TOTAL            %       DISTRIBUTION  US FOODSERVICE   US FOODSERVICE  1,457 SHARES OF
         CAPITAL          OF            OF           SHARES        REVERSE STOCK   RYKOFF-SEXTON
 #      COMMITMENT     OWNERSHIP      SHARES       OUTSTANDING     SPLIT OF .396   COMMON STOCK
- ---   -------------  ------------  ------------  ---------------  --------------  ---------------

 1    $ 90,000,000       25.42%       706,745*        3.16%          279,869          407,769
 2      30,000,000        8.47%       235,582*        1.05%           93,290          135,924
 3      29,500,000        8.33%       231,655*        1.04%           91,735          133,658
 4      25,000,000        7.06%       196,318         0.88%           77,742          113,270
 5      25,000,000        7.06%       196,318         0.88%           77,742          113,270
 6      19,000,000        5.37%       149,202         0.67%           59,084           86,085
 7      15,000,000        4.24%       117,791         0.53%           46,645           67,962
 8      10,000,000        2.82%        78,527         0.35%           31,097           45,308
 9      10,000,000        2.82%        78,527         0.35%           31,097           45,308
10      10,000,000        2.82%        78,527         0.35%           31,097           45,308
11      10,000,000        2.82%        78,527         0.35%           31,097           45,308
12       6,000,000        1.69%        47,116         0.21%           18,658           27,185
13       5,000,000        1.41%        39,264         0.18%           15,549           22,655
14       5,000,000        1.41%        39,264         0.18%           15,549           22,655
15       5,000,000        1.41%        39,264         0.18%           15,549           22,655
16       5,000,000        1.41%        39,264         0.18%           15,549           22,655
17       5,000,000        1.41%        39,264         0.18%           15,549           22,655
18       5,000,000        1.41%        39,264         0.18%           15,549           22,655
19       4,000,000        1.13%        31,411         0.14%           12,439           18,124
20       4,000,000        1.13%        31,411         0.14%           12,439           18,124
21       4,000,000        1.13%        31,411         0.14%           12,439           18,124
22       3,000,000        0.85%        23,558         0.11%            9,329           13,592
23       3,000,000        0.85%        23,558         0.11%            9,329           13,592
24       3,000,000        0.85%        23,558         0.11%            9,329           13,592
25       3,000,000        0.85%        23,558         0.11%            9,329           13,592
26       3,000,000        0.85%        23,558         0.11%            9,329           13,592
27       2,500,000        0.71%        19,632         0.09%            7,774           11,327
28       2,500,000        0.71%        19,632         0.09%            7,774           11,327
29       2,500,000        0.71%        19,632         0.09%            7,774           11,327
30       2,000,000        0.56%        15,705         0.07%            6,219            9,061
31       2,000,000        0.56%        15,705         0.07%            6,219            9,061
32       2,000,000        0.56%        15,705         0.07%            6,219            9,061
33       2,000,000        0.56%        15,705         0.07%            6,219            9,061
34       2,000,000        0.56%        15,705         0.07%            6,219            9,061
      ------------      -------     ---------        ------       ----------       ----------
      $354,000,000      100.00%     2,779,863        12.45%       $1,100,826       $1,603,903
      ------------      =======     ---------        ------       ----------       ----------
         3,575,758                     28,079         0.13%           11,119           16,201
      ------------                  ---------        ------       ----------       ----------
      $357,575,758                  2,807,942        12.57%        1,111,945        1,620,104
      ============      =======     =========        ======       ==========       ==========

* REPRESENTS OVER 1% OF O/S STOCK.  (3 INVESTORS)

MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. B-XVIII, L.P.
DISTRIBUTION OF 100% OF US FOODSERVICE COMMON SHARES
JANUARY 1996




                                                                                      EXCHANGE
                                                                                   US FOODSERVICE
                                                       % OF                          SHARES FOR
      CAPITAL ACCOUNT      %        DISTRIBUTION   US FOODSERVICE  US FOODSERVICE  1,457 SHARES OF
        BALANCE AT         OF            OF           SHARES       REVERSE STOCK    RYKOFF-SEXTON
 #    JANUARY 1, 1995   OWNERSHIP      SHARES       OUTSTANDING    SPLIT OF .396    COMMON STOCK
- ---   ---------------  -----------  -------------  --------------  --------------  ---------------

 1.     $2,267,896         4.50%       336,522*        1.51%          133,262           194,163
 2.      3,469,299         6.89%       514,792*        2.31%          203,856           297,016
 3.      1,120,249         2.22%       166,228         0.74%           65,826            95,908
 4.      2,655,143         5.27%       393,983*        1.76%          156,017           227,317
 5.      2,601,973         5.16%       386,093*        1.73%          152,893           222,765
 6.      2,857,970         5.67%       424,079*        1.90%          167,935           244,681
 7.      2,601,974         5.16%       386,094*        1.73%          152,893           222,765
 8.      2,036,418         4.04%       302,174*        1.35%          119,661           174,346
 9.      1,642,568         3.26%       243,732*        1.09%           96,518           140,627
 10.     3,917,840         7.78%       581,348*        2.60%          230,214           335,422
 11.     2,381,643         4.73%       353,400*        1.58%          139,946           203,901
 12.     1,896,530         3.76%       281,416*        1.26%          111,441           162,370
 13.     2,168,310         4.30%       321,744*        1.44%          127,411           185,638
 14.     1,295,989         2.57%       192,305         0.86%           76,153           110,955
 15.     2,083,124         4.13%       309,104*        1.38%          122,405           178,344
 16.     1,036,791         2.06%       153,844         0.69%           60,922            88,763
 17.       619,206         1.23%        91,881         0.41%           36,385            53,013
 18.       518,396         1.03%        76,922         0.34%           30,461            44,382
 19.       952,658         1.89%       141,360         0.63%           55,979            81,561
 20.       412,805         0.82%        61,254         0.27%           24,257            35,342
 21.       758,611         1.51%       112,566         0.50%           44,576            64,947
 22.       471,962         0.94%        70,032         0.31%           27,733            40,407
 23.       758,611         1.51%       112,566         0.50%           44,576            64,947
 24.       952,658         1.89%       141,360         0.63%           55,979            81,561
 25.       518,396         1.03%        76,922         0.34%           30,461            44,382
 26.       867,325         1.72%       128,698         0.58%           50,964            74,255
 27.       758,611         1.51%       112,566         0.50%           44,576            64,947
 28.       412,805         0.82%        61,254         0.27%           24,257            35,342
 29.       518,396         1.03%        76,922         0.34%           30,461            44,382
 30.       518,396         1.03%        76,922         0.34%           30,461            44,382
 31.       518,396         1.03%        76,922         0.34%           30,461            44,382
 32.       833,248         1.65%       123,641         0.55%           48,962            71,338
 33.       606,890         1.20%        90,053         0.40%           35,661            51,958
 34.       311,037         0.62%        46,153         0.21%           18,277            26,630
 35.       259,197         0.51%        38,461         0.17%           15,231            22,192
 36.       226,789         0.45%        33,652         0.15%           13,326            19,416
 37.       259,197         0.51%        38,461         0.17%           15,231            22,192
 38.       259,197         0.51%        38,461         0.17%           15,231            22,192
 39.       433,660         0.86%        64,349         0.29%           25,482            37,127
 40.       259,197         0.51%        38,461         0.17%           15,231            22,192
 41.       207,358         0.41%        30,769         0.14%           12,185            17,754
 42.       207,358         0.41%        30,769         0.14%           12,185            17,754
 43.       207,358         0.41%        30,769         0.14%           12,185            17,754
 44.       124,471         0.25%        18,470         0.08%            7,314            10,656
 45.       239,418         0.48%        35,526         0.16%           14,068            20,497
 46.       155,518         0.31%        23,077         0.10%            9,138            13,314
 47.       129,599         0.26%        19,231         0.09%            7,615            11,095
 48.        77,760         0.15%        11,538         0.05%            4,569             6,657
        -----------      -------     ---------        ------        ---------         ---------
         50,388,201      100.00%     7,476,846        33.48%        2,960,831         4,313,931
        -----------      ======      ---------        =====         ---------         ---------
            508,971                     75,524         0.34%           29,908            43,576
        -----------                  ---------        ------        ---------         ---------
        $50,897,172                  7,552,370        33.82%        2,990,739         4,357,507
        ===========      ======      =========        =====         =========         =========

* REPRESENTS OVER 1% OF O/S STOCK.  (13 INVESTORS)

                                                        SCHEDULE III

                                                      DISSOLUTION DATES



                    Name of Stockholder                                                     Latest
                                                                                        Dissolution Date

MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. B-XVIII, L.P.                      December 31, 2003


MERRILL LYNCH KECALP L.P. 1994                                                        December 31, 2034


ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII                                               December 31, 2003


ML IBK POSITIONS, INC.                                                                      None.


MLCP ASSOCIATES L.P. NO. II                                                           December 31, 2002


MLCP ASSOCIATES L.P. NO. IV                                                           December 31, 2006


MERRILL LYNCH KECALP L.P. 1991                                                        December 31, 2033


MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.                         December 31, 2000


ML OFFSHORE LBO PARTNERSHIP NO. XIII                                                  December 31, 2000


ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.                                              December 31, 2004


MERRILL LYNCH KECALP L.P. 1987                                                        December 31, 2029


MERCHANT BANKING L.P. NO. II                                                          December 31, 2000


                                    Exhibit D


                          REGISTRATION RIGHTS AGREEMENT


                  REGISTRATION RIGHTS AGREEMENT dated as of May 17, 1996, between RYKOFF-SEXTON, INC., a Delaware corporation (the "Company"), and the other signatories hereto listed on the signature pages hereof.

                              W I T N E S S E T H:

                  WHEREAS, pursuant to an Agreement and Plan of Merger dated February 2, 1996 (the "Merger Agreement"), between the Company, USF Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of the Company, and US Foodservice Inc., a Delaware corporation ("USF"), USF has merged into Merger Sub on the date hereof, and pursuant thereto shares of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of USF ("USF Common Stock"), held by the USF stockholders have been converted into shares of Common Stock, of the par value of $.10 per share, of the Company ("Common Stock"); and

                  WHEREAS, pursuant to an Agreement dated as of February 2, 1996, as amended by Amendment No. 1 to Agreement dated as of April 8, 1996 (as so amended, the "ML Agreement"), the Company has agreed to enter into this Agreement to provide certain registration rights to the Shareholders with respect to such shares of Common Stock.

                  NOW, THEREFORE, it is hereby agreed as follows:

     1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement. For purposes of this Agreement, the following terms shall have the following meanings:

     "Affiliate" has the meaning specified in Rule 12b-2 under the Exchange Act.

     "Blackout Period" has the meaning specified in Section 6(a).

     "Business Day" means a day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or in the case of determining a date on which any payment is due, a day other than Saturday, Sunday or any day on which banks located in New York City are authorized or obligated by law to close.

     "Counsel to the Holders" means the single law firm from time to time representing the Holders, as appointed by the Holders of a majority in number of the Registrable Securities.

     "Effective Period" means, with respect to any Holder, a period commencing on the date of this Agreement and ending on the earlier of (i) the first date as of which all Registrable Securities cease to be Registrable Securities and (ii) the date on which such Holder may sell Registrable Securities in accordance with Rule 145(d)(3) under the Securities Act.

     "Equitable Holder" means each of the Equitable Entities (as such term in defined in the Merger Agreement) that is a holder of Registrable Securities.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Holder" means each Shareholder, and each Person who is an Affiliate of such Shareholder, that is a holder of Registrable Securities.

     "Initiating Holder" has the meaning specified in Section 3(a).

     "Inspectors" has the meaning specified in Section 7(l).

     "ML Holder" means each of the ML Entities (as such term in defined in the Merger Agreement), and each Affiliate of ML IBK Positions, Inc., that is a holder of Registrable Securities.

     "NASD" means the National Association of Securities Dealers, Inc.

     "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by any Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

     "Records" has the meaning specified in Section 7(l).

     "Registrable  Securities"  means,  collectively,  (i) the  shares of Common
Stock issued to the Persons signatory hereto pursuant to the Merger, (collectively, the "Shares") and (ii) any securities paid, issued or distributed in respect of any Shares by way of stock dividend or distribution or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise. Securities will cease to be Registrable Securities in accordance with Section 2 hereof.

     "Registration Expenses" means any and all out-of-pocket expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, (i) all SEC, NASD and securities exchange registration and filing fees, (ii) all fees and expenses of complying with state securities or blue sky laws (including reasonable fees and disbursements of counsel for any underwriters in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or automated quotation system pursuant to
Section 7(h), (v) the fees and disbursements of counsel for the Company and of its independent public accountants, (vi) the reasonable fees and expenses of any special experts retained by the Company in connection with the requested registration, (vii) the reasonable fees and expenses of Counsel to the Holders and (viii) out-of-pocket expenses of underwriters customarily paid by the issuer to the extent provided for in any underwriting agreement, but excluding (x) underwriting discounts and commissions, transfer taxes, if any, and documentary stamp taxes, if any, and (y) any fees or disbursements of counsel to the Holders or any Holder (other than Counsel to the Holders).

     "Registration Statement" means any registration statement of the Company referred to in Section 3 or 4, including any Prospectus, amendments and supplements to any such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in any such registration statement.

     "Registration Hold Period" means a Section 7(e) Period or a Section 7(m) Period.

     "Related Securities" means any securities of the Company similar or identical to any of the Registrable Securities, including, without limitation, Common Stock and all options, warrants, rights and other securities convertible into, or exchangeable or exercisable for, Common Stock.

     "Requesting Holder" has the meaning specified in Section 3(a).

     "SEC" means the Securities and Exchange Commission.

     "Section 7(e) Period" has the meaning specified in Section 7(e).

     "Section 7(m) Period" has the meaning specified in Section 7(m).

     "Securities Act" means the Securities Act of 1933, as amended.

     "Shareholder" means each of the Persons other than the Company who are parties to this Agreement; provided, however, that for purposes of Section 3 of this Agreement, Frank H. Bevevino shall be a Shareholder only as of such date he ceases to be an employee of the Company or any Subsidiary of the Company.

     "Shelf  Registration"  means  a  "shelf"   registration   statement  on  an
appropriate form pursuant to Rule 415 under the Securities Act (or any successor rule that may be adopted by the SEC).

     "Underwritten   Registration  or  Underwritten   Offering"  shall  mean  an
underwritten offering in which securities of the Company are sold to an underwriter for reoffering to the public.

     "Warrantholders Securities" means the securities proposed to be sold by those holders of the Company's Common Stock Purchase Warrants who exercise their registration rights pursuant to Section 20.2 thereof.

     2. Securities Subject to This Agreement. The securities entitled to the benefits of this Agreement are the Registrable Securities. For the purposes of this Agreement, any particular Registrable Securities will cease to be Registrable Securities when and to the extent that (i) a Registration Statement covering such Registrable Securities has been declared effective under the Securities Act and such Registerable Securities have been disposed of pursuant to such effective Registration Statement, (ii) such Registrable Securities are distributed to the public pursuant to Rule 144 (or any similar provision then in force) under the Securities Act, (iii) such Registrable Securities shall have been otherwise transferred or disposed of, new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company and, at such time, subsequent transfer or disposition of such securities shall not require registration or qualification of such securities under the Securities Act or any similar state law then in force or (iv) such Registrable Securities have ceased to be outstanding.

     3. Piggy-Back  Registration Rights.

     a. Whenever during the Effective Period the Company shall propose to file a registration statement under the Securities Act relating to the public offering of Company Common Stock for the Company's own account (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms, or filed in connection with an exchange offer or an offering of securities solely to existing stockholders or employees of the Company) or for the account of any holder of Common Stock (the "Initiating Holder") and on a form and in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, the Company shall (i) give written notice at least 20 Business Days prior to the filing thereof to each Holder of Registrable Securities then outstanding, specifying the approximate date on which the Company proposes to file such registration statement and advising such Holder of its right to have any or all of the Registrable Securities then held by such Holder included among the securities to be covered thereby and (ii) at the written request of any such Holder given to the Company within 15 days after such Holder's receipt of written notice from the Company, include among the securities covered by such registration statement the number of Registrable Securities which such Holder ("Requesting Holder") shall have requested be so included (subject, however, to reduction in accordance with paragraph (b) of this Section).

     b. Each Holder of Registrable Securities desiring to participate in an offering pursuant to Section 3(a) may include shares of Company Common Stock in any Registration Statement relating to such offering to the extent that the inclusion of such shares of Company Common Stock shall not reduce the number of shares of Company Common Stock to be offered and sold by the Company or any Initiating Holder pursuant thereto. If the lead managing underwriter selected by the Company for an underwritten offering pursuant to Section 3(a) determines that marketing factors require a limitation on the number of shares of Company Common Stock to be offered and sold by Requesting Holders in such offering, there shall be included in the offering only that number of shares of Company Common Stock, if any, that such lead managing underwriter reasonably and in good faith believes will not jeopardize the success of the offering of all the shares of Company Common Stock that the Company desires to sell for its own account or that the Initiating Holder desires to sell for its own account, as the case may be. In such event and provided the lead managing underwriter has so notified the Company in writing, the shares of Company Common Stock to be included in such offering shall consist of (i) first, the securities the Company or the Initiating Holder, as the case may be, proposes to sell, and (ii) second, the number, if any, of Registrable Securities and Warrantholders Securities requested to be included in such registration that, in the opinion of such lead managing underwriter can be sold without jeopardizing the success of the offering of all the securities that the Company or the Initiating Holder, as the case may be, desires to sell for its own account, such amount to be allocated on a pro rata basis among the holders of Registrable Securities and Warrantholders Securities who have requested their securities to be so included based on the number of Registrable Securities and Warrantholders Securities that each holder thereof has requested to be so included.

     c. Nothing in this Section 3 shall create any liability on the part of the Company to the Holders of Registrable Securities if the Company for any reason should decide not to file a registration statement proposed to be filed under
Section 3(a) or to withdraw such registration statement subsequent to its filing, regardless of any action whatsoever that a Holder may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise.

     d. A request by Holders to include Registrable Securities in a proposed underwritten offering pursuant to Section 3(a) shall not be deemed to be a request for a demand registration pursuant to Section 4.

     4. Demand Registration Rights.

     (a) Upon the written request during the Effective Period of ML Holders holding at least a majority in number of the Registrable Securities held by the ML Holders that the Company effect the registration with the SEC under and in accordance with the provisions of the Securities Act of all or part of such ML Holder's or ML Holders' Registrable Securities (which written request shall specify the aggregate number of shares of Registrable Securities requested to be registered and the means of distribution), the Company will file a Registration Statement covering such ML Holder's or ML Holders' Registrable Securities requested to be registered within 30 Business Days after receipt of such request; provided, however, that the Company shall not be required to take any action pursuant to this Section 4:

     (1) if prior to the date of such request the Company shall have effected four registrations pursuant to this Section 4;

     (2) if the Company has effected a registration pursuant to this Section 4 within the 180-day period next preceding such request which permitted ML Holders holding Registrable Securities to register Registrable Securities;

     (3) if the Company shall at the time have effective a Shelf Registration pursuant to which the ML Holder or ML Holders that requested registration could effect the disposition of such ML Holder's or ML Holders' Registrable Securities in the manner requested;

     (4) if the Registrable Securities which the Company shall have been requested to register shall have a then current market value of less than $50,000,000, unless such registration request is for all remaining Registrable Securities held by the ML Holders; or

     (5) during the pendency of any Blackout Period;

provided, however, that the Company shall be permitted to satisfy its obligations under this Section 4(a) by amending (to the extent permitted by applicable law) within 10 Business Days after a written request for registration, any Registration Statement previously filed by the Company under the Securities Act so that such Registration Statement (as amended) shall permit the disposition (in accordance with the intended methods of disposition specified as aforesaid) of all of the Registrable Securities for which a demand for registration has been made under this Section 4(a). If the Company shall so amend a previously filed Registration Statement, it shall be deemed to have effected a registration for purposes of this Section 4.

     b. The ML Holders delivering such request may distribute the Registrable Securities covered by such request by means of an underwritten offering or any other means, as determined by the ML Holders holding a majority of Registrable Securities so requested to be registered.

     c. Except for a Registration Statement subject to Section 4(d), a registration requested pursuant to this Section 4 shall not be deemed to be effected for purposes of this Section 4 if it has not been declared effective by the SEC or become effective in accordance with the Securities Act and the rules and regulations thereunder.

     d. ML Holders holding a majority in number of the Registrable Securities held by ML Holders to be included in a Registration Statement pursuant to this
Section 4 may, at any time prior to the effective date of the Registration Statement relating to such registration, revoke such request by providing a written notice to the Company revoking such request. If a Registration Statement is so revoked, the ML Holders holding Registrable Securities requesting the filing of such Registration Statement shall reimburse the Company for all its out-of-pocket expenses incurred in the preparation, filing and processing of the Registration Statement.

     e. The Company will not include any securities which are not Registrable Securities in any Registration Statement filed pursuant to a demand made under this Section 4 without the prior written consent of the ML Holders holding a majority in number of the Registrable Securities held by ML Holders and covered by such Registration Statement.

     5. Selection of Underwriters. In connection with any underwritten offering pursuant to a Registration Statement filed pursuant to a demand made pursuant to
Section 4, ML Holders holding a majority in number of the Registrable Securities to be included in the Registration Statement shall have the right to select a lead managing underwriter or underwriters to administer the offering, which lead managing underwriter or underwriters shall be reasonably satisfactory to the Company; provided, however, that the Company shall have the right to select a co-managing underwriter or underwriters for the offering, which co-managing underwriter or underwriters shall be reasonably satisfactory to the ML Holders holding a majority in number of the Registrable Securities held by ML Holders to be included in the Registration Statement.

     6. Blackout Periods; Holdback. a. If the Company determines in good faith that the registration and distribution of Registrable Securities (i) would materially impede, delay, interfere with or otherwise adversely affect any pending financing, registration of securities, acquisition, corporate reorganization or other significant transaction involving the Company or (ii) would require disclosure of non-public material information that the Company has a bona fide business purpose for preserving as confidential, as determined by the Board of Directors of the Company in good faith, the Company shall promptly give the Holders notice of such determination and shall be entitled to postpone the filing or effectiveness of a Registration Statement for the shortest period of time reasonably required, but in any event not to exceed 180 days with respect to matters covered by clause (i) above, and not to exceed 90 days with respect to matters covered by clause (ii) above (a "Blackout Period"); provided, that a Blackout Period with respect to a registration of securities proposed by the Company may, at the election of the Company, commence on the date that is 30 days prior to the date the Company in good faith estimates will be the date of filing of, and end no later than the date, following the effective date of such registration, specified in the form of underwriting agreement relating to such registration during which the Company shall be prohibited from selling, offering or otherwise disposing of Common Stock, but in no event to exceed 180 days; provided further, that the Company shall not obtain any deferral under this
Section 6(a) more than once in any twelve-month period, other than normal deferrals required prior to the public release of quarterly financial results of the Company. The Company shall promptly notify each Holder of the expiration or earlier termination of a Blackout Period.

     b. Each Holder from time to time of more than 1% of Company Common Stock agrees by acquisition of the Registrable Securities, if so requested in writing by any managing underwriter, not to effect any public sale or distribution of such securities or Related Securities during the seven days prior to and the 120 days after the effective time of any underwritten registration by the Company (either for its own account, or for the benefit of the Holders of any securities of the Company, including Registrable Securities, in each case as to which the Holders are entitled to request to be included pursuant to Section 3) has become effective or such period of time shorter than 120 days that is sufficient and appropriate, in the opinion of the managing underwriter, in order to complete the sale and distribution of securities included in such registration.

     7. Registration Procedures. If and whenever the Company is required to use reasonable best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Agreement, the Company will:

                  a. prepare and file with the SEC a Registration Statement with respect to such Registrable Securities on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate, and which form shall be available for the sale of the Registrable Securities in accordance with the intended methods of distribution thereof (including, if so requested by the Holders, distributions under Rule 415 under the Securities Act pursuant to a Shelf Registration Statement), and use its reasonable best efforts to cause such Registration Statement to become and remain effective;

                  b. prepare and file with the SEC amendments and post-effective amendments to such Registration Statement (including any Shelf Registration referred to in Section 4(a)) and such amendments and supplements to the Prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration or as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act or rules and regulations thereunder necessary to keep such Registration Statement effective (i) in the case of a firm commitment underwritten public offering, until each underwriter has completed the distribution of all securities purchased by it and (ii) in the case of any other registration, for up to 90 days (or longer period in the event of a Registration Hold Period during such offering, as provided in this
         Section 7) and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act, and to otherwise comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until the earlier of (x) such 90th day (or longer period) and (y) such time as all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

                  c. furnish to each Holder of such Registrable Securities such number of copies of such Registration Statement and of each amendment and post-effective amendment thereto, any Prospectus or Prospectus supplement and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities by such Holder (the Company hereby consenting to the use (subject to the limitations set forth in the last paragraph of this Section 7) of the Prospectus or any amendment or supplement thereto in connection with such disposition);

                  d. use its reasonable best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Holder shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section 7(d), it would not be obligated to be so qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                  e. notify each Holder of any such Registrable Securities covered by such Registration Statement, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act within the appropriate period mentioned in Section 7(b), of the Company's becoming aware that the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing (the period during which the Holders are required to refrain from effecting public sales or distributions in such case being referred to as a "Section 7(e) Period"), and prepare and furnish to such Holder a reasonable number of copies of an amendment to such Registration Statement or related Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and the time during which such Registration Statement shall remain effective pursuant to Section 7(b) shall be extended by the number of days in the Section 7(e) Period;

                  f. notify each Holder of Registrable Securities covered by such Registration Statement at any time,

     (1) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

     (2)  of any  request  by the  SEC  for  amendments  or  supplements  to the
          Registration   Statement   or  the   Prospectus   or  for   additional
          information;

     (3) of the issuance by the SEC of any stop order of which the Company or its counsel is aware or should be aware suspending the effectiveness of the Registration Statement or any order preventing the use of a related Prospectus, or the initiation or any threats of any proceedings for such purposes; and

     (4) of the receipt by the Company of any written notification of the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or any threats of any proceeding for that purpose;

                  g. otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its stockholders an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act, provided that the Company shall be deemed to have complied with this paragraph if it has complied with Rule 158 under the Securities Act;

                  h. use its reasonable best efforts to cause all such Registrable Securities to be listed on any securities exchange or automated quotation system on which the Common Stock is then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange or automated quotation system, and to provide a transfer agent and registrar for such Registrable Securities covered by such Registration Statement no later than the effective date of such Registration Statement;

                  i. if the registration is an underwritten registration, enter into a customary underwriting agreement and in connection therewith:

     (1) make such representations and warranties to the underwriters in form, substance and scope as are customarily made by issuers to underwriters in comparable underwritten offerings;

     (2) obtain opinions of counsel to the Company (in form, scope and substance reasonably satisfactory to the managing underwriters), addressed to the underwriters, and covering the matters customarily covered in opinions requested in comparable underwritten offerings;

     (3) obtain "cold comfort" letters and bring-downs thereof from the Company's independent certified public accountants addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by independent accountants in connection with underwritten offerings;

     (4)  if  requested,   provide   indemnification   in  accordance  with  the
          provisions and procedures of Section 10 hereof to all parties to be indemnified pursuant to said Section; and

     (5) deliver such documents and certificates as may be reasonably requested by the managing underwriters to evidence compliance with clause (f) above and with any customary conditions contained in the underwriting agreement.

                  j. cooperate with the Holders of Registrable Securities covered by such Registration Statement and the managing underwriter or underwriters or agents, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing the securities to be sold under such Registration Statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters or agents, if any, or such Holders may request;

                  k. if reasonably requested by the managing underwriter or underwriters or a Holder of Registrable Securities being sold in connection with an underwritten offering, incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and the Holders of a majority in number of the Registrable Securities being sold agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the principal amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering and make all required filings of such Prospectus supplement or post-effective amendment as promptly as practicable upon being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

                  l. provide any Holder of Registrable Securities included in such Registration Statement, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such Holder or underwriter (collectively, the "Inspectors") with reasonable access during normal business hours to appropriate officers of the Company and the Company's subsidiaries to ask questions and to obtain information reasonably requested by any such Inspector and make available for inspection all financial and other records and other information, pertinent corporate documents and properties of any of the Company and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility; provided, however, that the Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs or is otherwise bound by a confidentiality agreement reasonably satisfactory to the Company; and

                  m. in the event of the issuance of any stop order of which the Company or its counsel is aware or should be aware suspending the effectiveness of the Registration Statement or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in the Registration Statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain its withdrawal; and the period for which the Registration Statement shall be kept effective shall be extended by a number of days equal to the number of days between the issuance and withdrawal of any stop orders (a "Section 7(m) Period").

     The Company may require each Holder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Holder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request.

     Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 7(e) or 7(m), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Prospectus or Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 7(e) or the withdrawal of any stop order contemplated by Section 7(m), and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice.

     8. Registration Expenses. The Company will pay all Registration Expenses in connection with all registrations of Registrable Securities pursuant to Sections 3 and 4, and each Holder shall pay (x) any fees or disbursements of counsel to such Holder (other than Counsel to the Holders) and (y) all underwriting discounts and commissions and transfer taxes, if any, and documentary stamp taxes, if any, relating to the sale or disposition of such Holder's Registrable Securities pursuant to the Registration Statement.

     9. Reports Under the Exchange Act. The Company agrees to:

     a. file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and

     b. furnish to any Holder, during the Effective Period, forthwith upon request (A) a written statement by the Company that it has complied with the current public information and reporting requirements of Rule 144 under the Securities Act and the Exchange Act and (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC under the Exchange Act.

     10. Indemnification; Contribution.

     a. Indemnification by the Company. The Company agrees to indemnify and hold harmless each Holder of Registrable Securities, its officers, directors, agents, trustees, stockholders and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees, disbursements and expenses, as incurred) incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or preliminary Prospectus, or any amendment or supplement to any of the foregoing or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or a preliminary Prospectus, in light of the circumstances then existing) not misleading, except in each case insofar as the same arise out of or are based upon any such untrue statement or omission made in reliance on and in conformity with information with respect to such indemnified party furnished in writing to the Company by such indemnified party or its counsel expressly for use therein. In connection with an underwritten offering, the Company will indemnify the underwriters thereof, their officers, directors, agents, trustees, stockholders and each Person who controls such underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities. Notwithstanding the foregoing provisions of this Section 10(a), the Company will not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), under the indemnity agreement in this Section 10(a) for any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense that arises out of such Person's failure to send or deliver a copy of the final Prospectus to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of the Registrable Securities to such Person if such statement or omission was corrected in such final Prospectus and the Company has previously furnished copies thereof to such Holder or other Person in accordance with this Agreement.

     b. Indemnification by Holders of Registrable Securities. In connection with any Registration Statement filed pursuant hereto, each Holder of Registrable Securities to be covered thereby will furnish to the Company in writing such information with respect to such Holder, including the name, address and the amount of Registrable Securities held by such Holder, as the Company reasonably requests for use in such Registration Statement or the related Prospectus and agrees severally and not jointly to indemnify and hold harmless the Company, all other Holders or any underwriter, as the case may be, and their respective directors, officers, agents, trustees, stockholders and controlling Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), against any losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees, disbursements and expenses, as incurred), incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation arising out of or based upon any untrue or alleged untrue statement of a material fact contained in, or any omission or alleged omission of a material fact required to be stated in, such Registration Statement, Prospectus or preliminary Prospectus or any amendment or supplement to any of the foregoing or necessary to make the statements therein (in case of a Prospectus or preliminary Prospectus, in the light of the circumstances then existing) not misleading, but only to the extent that any such untrue statement or omission is made in reliance on and in conformity with information with respect to such Holder furnished in writing to the Company by such Holder or its counsel specifically for inclusion therein; provided, however, that the liability of each Holder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense that is equal to the proportion that the net proceeds from the sale of shares sold by such Holder under such registration statement bears to the total net proceeds from the sale of all securities sold thereunder, but not in any event to exceed the net proceeds received by such Holder from the sale of Registrable Securities covered by such Registration Statement.

     c. Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such indemnified party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such indemnified party may claim indemnification or contribution pursuant to this Agreement (provided that failure to give such notification shall not affect the obligations of the indemnifying party pursuant to this Section 10 except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure). In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under these indemnification provisions for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation, unless in the reasonable judgement of any indemnified party a conflict of interest is likely to exist, based on the written opinion of counsel, between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall not be liable for the fees and expenses of (i) more than one counsel for all Holders of Registrable Securities who are indemnified parties, selected by a majority of the Holders of Registrable Securities who are indemnified parties (which choice shall be reasonably satisfactory to the Company), (ii) more than one counsel for the underwriters or (iii) more than one counsel for the Company in connection with any one action or separate but similar or related actions. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claims, unless in the reasonable judgment of any indemnified party based on the written opinion of counsel a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels. No indemnifying party, in defense of any such action, suit, proceeding or investigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or entry into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such action, suit, proceeding or investigation to the extent the same is covered by the indemnity obligation set forth in this Section 10. No indemnified party shall consent to entry of any judgment or enter into any settlement without the consent of each indemnifying party.

     d. Contribution. If the indemnification from the indemnifying party provided for in this Section 10 is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities and expenses, as well as any other relevant equitable considerations; provided, however, that the liability of each Holder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense that is equal to the proportion that the net proceeds from the sale of shares sold by such Holder under such Registration Statement bears to the total net proceeds from the sale of all securities sold thereunder, but not in any event to exceed the net proceeds received by such Holder from the sale of Registrable Securities covered by such Registration Statement. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 10(c), any legal and other fees and expenses reasonably incurred by such indemnified party in connection with any investigation or proceeding.

     No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

     If indemnification is available under this Section 10, the indemnifying parties shall indemnify each indemnified party to the full extent provided in
Section 10(a) or (b), as the case may be, without regard to the relative fault of said indemnifying parties or indemnified party or any other equitable consideration provided for in this Section 10(d).

     e. The provisions of this Section 10 shall be in addition to any liability which any indemnifying party may have to any indemnified party and shall survive the termination of this Agreement.

     11. Participation in Underwritten Offerings. No Holder of Registrable Securities may participate in any underwritten offering pursuant to Section 3 hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the Company in its reasonable discretion and (b) completes and executes all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

     12. Miscellaneous. a. Remedies. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

     b. Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of at least a majority in number of the Registrable Securities then outstanding.

     c. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

                                    (i)     if to an ML Holder to:

                                            Merrill Lynch Capital Partners, Inc.
                                            225 Liberty Street
                                            New York, NY 10080-6123
                                            Attn: James V. Caruso
                                            Telecopy: (212) 236-7364

                                            with a copy to:

                                            Marcia L. Tu, Esq.
                                            Merrill Lynch & Co., Inc.
                                            World Financial Center
                                            North Tower
                                            250 Vesey Street
                                            New York, NY 10281-1323
                                            Telecopy: (212) 449-3207

                                            with a copy to:

                                            Bonnie Greaves, Esq.
                                            Shearman & Sterling
                                            599 Lexington Avenue
                                            New York, NY 10022
                                            Telecopy: (212) 848-7179

                               (ii) if to an Equitable Holder to:

                                            Alliance Corporate Finance
                                            Group Incorporated
                                            1285 Avenue of the Americas
                                            19th Floor
                                            New York, NY 10019
                                            Attention: Corporate Finance
                                                       Department
                                            Telecopy: (212) 554-1032

                              (iii) if to Frank H. Bevevino to:

                                            Frank H. Bevevino
                                            US Foodservice Inc.
                                            Crosscreek Pointe
                                            1065 Highway 315, Suite 101
                                            Wilkes-Barre, PA 18702
                                            Telecopy: (717) 822-0909

                               (iv) if to the Company to:

                                            Rykoff-Sexton, Inc.
                                            1050 Warrenville Road
                                            Lisle, IL 60532-5201
                                            Attn: Mark Van Stekelenburg,
                                                  Chairman, President and
                                                  Chief Executive Officer
                                            Telecopy: (708) 971-6588

                                 with copies to:

                                            Elizabeth C. Kitslaar, Esq.
                                            Jones, Day, Reavis & Pogue
                                            77 West Wacker
                                            Chicago, IL 60601-1692
                                            Telecopy: (312) 782-8585

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

     d. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, any Holder other than the Shareholders and any successors thereof; provided, however, that (i) any Holder shall have agreed in writing to become a Holder under this Agreement and to be bound by the terms and conditions hereof and (ii) subject to clause (i), this Agreement and the provisions of this Agreement that are for the benefit of the Holders shall not be assignable by any Holder to any Person that is not so permitted to be a Holder, and any such purported assignment shall be null and void.

     e.   Counterparts.   This   Agreement  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     f. Descriptive Headings. The descriptive heading used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     g. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     h. Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law, provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

     i. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement.

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

RYKOFF-SEXTON, INC.


By: /s/ Mark Van Stekelenburg
        Mark Van Stekelenburg
        Chairman, President and Chief
        Executive Officer


MERRILL LYNCH CAPITAL APPRECIATION
PARTNERSHIP NO. B-XVIII, L.P.

By: Merrill Lynch LBO Partners
No. B-IV, L.P., as General Partner

By: Merrill Lynch Capital Partners, Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH KECALP L.P. 1994

By: KECALP Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML OFFSHORE LBO PARTNERSHIP
NO. B-XVIII

By: Merrill Lynch LBO Partners
No. B-IV, L.P., as Investment General Partner

By: Merrill Lynch Capital Partners, Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML IBK POSITIONS, INC.


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MLCP ASSOCIATES L.P. NO. II

By: Merrill Lynch Capital Partners, Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH KECALP L.P. 1991

By: KECALP Inc., as General Partner

By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH CAPITAL APPRECIATION
PARTNERSHIP NO. XIII, L.P.

By: Merrill Lynch LBO Partners No. IV, L.P., as General Partner

By: Merrill Lynch Capital Partners, Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML OFFSHORE LBO PARTNERSHIP NO. XIII

By: Merrill Lynch LBO Partners
No. IV, L.P., as Investment General Partner

By: Merrill Lynch Capital Partners, Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.

By: ML Employees LBO Managers, Inc., as General Partner

By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MERRILL LYNCH KECALP L.P. 1987

By: KECALP Inc., as General Partner

By: /s/ James V. Caruso
        James V. Caruso
        Vice President



MERCHANT BANKING L.P. NO. II

By: Merrill Lynch MBP Inc., as General Partner


By: /s/ James V. Caruso
        James V. Caruso
        Vice President


MLCP ASSOCIATES L.P. NO. IV

By: Merrill Lynch Capital Partners, Inc., as General Partner

By: /s/ James V. Caruso
        James V. Caruso
        Vice President


THE EQUITABLE LIFE ASSURANCE
SOCIETY OF THE UNITED STATES


By: /s/ U. Peter C. Gummeson
        U. Peter C. Gummeson
        Investment Officer


EQUITABLE DEAL FLOW FUND, L.P.

By: EQUITABLE MANAGED ASSETS, L.P., as General Partner

By: THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED
STATES, as General Partner


By: /s/ U. Peter C. Gummeson
        U. Peter C. Gummeson
        Investment Officer

EQUITABLE VARIABLE LIFE INSURANCE COMPANY


By: /s/ U. Peter C. Gummeson
        U. Peter C. Gummeson
        Investment Officer


   /s/ Frank H. Bevevino
       Frank H. Bevevino

                                    Exhibit E



                              ASSUMPTION AGREEMENT




                  This Assumption Agreement is dated as of the 23rd day of December, 1997. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended and Restated Support Agreement, dated as of June 30, 1997 (the "Support Agreement"), among JP Foodservice, Inc., a Delaware corporation ("JPFI"), and the other persons whose names are set forth on the signature pages thereto (collectively the "Stockholders").

                  WHEREAS, in conjunction with the Merger, JPFI wishes to assume all of the obligations of Rykoff-Sexton under the Registration Rights Agreement dated as of May 17, 1996 among Rykoff-Sexton and the other persons whose signatures are set forth on the signature pages thereto (the "Registration Rights Agreement");

                  NOW,  THEREFORE,  in  consideration  for the  execution by the
Stockholders  of  the  Support   Agreement  and  for  other  good  and  valuable
consideration, the receipt and sufficiency of which are hereby acknowledged, effective at the Effective Time, JPFI shall unconditionally assume and assure all of Rykoff-Sexton's obligations under the Registration Rights Agreement.

     IN WITNESS WHEREOF, JPFI has executed this Assumption Agreement as of the date first written above.


                                                 JP FOODSERVICE, INC.


                                                 By:  /s/ David M. Abramson
                                                 Name:  David M. Abramson
                                                 Title:  Senior Vice President

                                    Exhibit F

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated as of December 31, 1997 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share, of JP Foodservice, Inc. is, and any amendments thereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. Each of the undersigned further agrees that Merrill Lynch Capital Partners, Inc. may file the Schedule 13D, and any and all amendments thereto, on its behalf. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 2nd day of January, 1998.


MERRILL LYNCH & CO., INC.

By: /s/ Marcia L. Tu
Name: Marcia L. Tu
Title: Attorney-in-fact *

MERRILL LYNCH GROUP, INC.

By: /s/ Marcia L. Tu
Name: Marcia L. Tu
Title: Attorney-in-fact *

MERRILL LYNCH MBP INC.

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERCHANT BANKING L.P. NO. II

By: Merrill Lynch MBP Inc., as
General Partner


By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH CAPITAL PARTNERS, INC.

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

ML EMPLOYEES LBO MANAGERS, INC.

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.

By: ML Employees LBO Managers, Inc.
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH LBO PARTNERS NO. IV, L.P.

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.

By: Merrill Lynch LBO Partners
No. IV, L.P., as General Partner

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

ML OFFSHORE LBO PARTNERSHIP NO. XIII

By: Merrill Lynch LBO Partners
No. IV, L.P., as General Partner

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH LBO PARTNERS NO. B-IV, L.P.

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. B-XVIII, L.P.

By: Merrill Lynch LBO Partners
No. B-IV, L.P., as General Partner

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII

By: Merrill Lynch LBO Partners
No. B-IV, L.P., as General Partner

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MLCP ASSOCIATES L.P. NO. II

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MLCP ASSOCIATES L.P. NO. IV

By: Merrill Lynch Capital Partners, Inc.,
as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

ML IBK POSITIONS, INC.

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

KECALP, INC.

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH KECALP L.P. 1987

By: KECALP, Inc., as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH KECALP L.P. 1991

By: KECALP, Inc., as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

MERRILL LYNCH KECALP L.P. 1994

By: KECALP, Inc., as General Partner

By: /s/ James V. Caruso
Name: James V. Caruso
Title: Vice President

* (See Powers of Attorney Attached)

\par                                 POWER OF ATTORNEY
\par      TO PREPARE AND EXECUTE DOCUMENTS PURSUANT TO SECTIONS 13 AND 16 OF THE
\par                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
\par                     AND RULES THEREUNDER, BY AND ON BEHALF OF
\par
\par                             MERRILL LYNCH & CO., INC.
\par
\par       KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and
\par appoints MARCIA L. TU its true and lawfully attorney-in-fact to:
\par
\par       (1) to prepare and execute, for and on behalf of the undersigned, any and
\par all forms, schedules, reports and other documents relating to Merrill Lynch &
\par Co., Inc.'s direct or indirect ownership of securities that are required to be
\par filed with the United States Securities and Exchange Commission pursuant to
\par Section 13 and 16 of the Securities Exchange Act of 1934, as amended, and the
\par rules thereunder (collectively, the "Exchange Act");
\par
\par       (2) do and perform any and all acts for and on behalf of the undersigned
\par which may be necessary or desirable to comply with the requirements of Sections
\par 13 and 16 of the Exchange Act including, but not limited to, executing documents
\par required by said sections of the Exchange Act and effecting the timely filing
\par thereof with the United States Securities and Exchange Commission and any other
\par authority; and
\par
\par       (3) take any other action of any type whatsoever in connection with the
\par foregoing which, in the opinion of such attorney-in-fact, may be of benefit to,
\par in the best interest of, or legally required by, the undersigned, it being
\par understood that the documents executed by such attorney-in-fact on behalf of the
\par undersigned pursuant to this Power of Attorney shall be in such form and shall
\par contain such terms and conditions as such attorney-in-fact may approve in his
\par discretion.
\par



\par       The undersigned hereby grants to such attorney-in-fact full power
\par and authority to do and perform all and every act and thing whatsoever
\par requisite, necessary and proper to be done in the exercise of any of the rights
\par and powers herein granted, as fully to all intents and purposes as such
\par attorney-in-fact might or could do if personally present, hereby ratifying and
\par confirming all that such attorney-in-fact shall lawfully do or cause to be done
\par by virtue of this power of attorney and the rights and powers herein granted.
\par The undersigned acknowledges that the foregoing attorney-in-fact, in serving in
\par such capacity at the request of the undersigned, is not assuming any of the
\par undersigned's responsibilities to comply with Sections 13 or 16 of the Exchange
\par Act.
\par
\par       IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to
\par be executed as of this 30th day of November 1994.
\par
\par                                     MERRILL LYNCH & CO., INC.
\par
\par
\par
\par                                     By  /s/Barry S. Friedberg
\par                                        ----------------------------
\par                                           Barry S. Friedberg
\par                                           Executive Vice President
\par
\par
\par

\par
\par
\par                                 POWER OF ATTORNEY
\par      TO PREPARE AND EXECUTE DOCUMENTS PURSUANT TO SECTIONS 13 AND 16 OF THE
\par                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
\par                     AND RULES THEREUNDER, BY AND ON BEHALF OF
\par
\par                             MERRILL LYNCH GROUP, INC.
\par
\par       KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and
\par appoints MARCIA L. TU its true and lawful attorney-in-fact to:
\par
\par       (1) to prepare and execute, for and on behalf of the undersigned, any and
\par all forms, schedules, reports and other documents relating to Merrill Lynch
\par Group, Inc.'s direct or indirect ownership of securities that are required to be
\par filed with the United States Securities and Exchange Commission pursuant to
\par Section 13 and 16 of the Securities Exchange Act of 1934, as amended, and the
\par rules thereunder (collectively, the "Exchange Act");
\par
\par       (2) do and perform any and all acts for and on behalf of the undersigned
\par which may be necessary or desirable to comply with the requirements of Sections
\par 13 and 16 of the Exchange Act including, but not limited to, executing documents
\par required by said sections of the Exchange Act and effecting the timely filing
\par thereof with the United States Securities and Exchange Commission and any other
\par authority; and
\par
\par       (3) take any other action of any type whatsoever in connection with the
\par foregoing which, in the opinion of such attorney-in-fact, may be of benefit to,
\par in the best interest of, or legally required by, the undersigned, it being
\par understood that the documents executed by such attorney-in-fact on behalf of the
\par undersigned pursuant to this Power of Attorney shall be in such form and shall
\par contain such terms and conditions as such attorney-in-fact may approve in his
\par discretion.


\par
\par       The undersigned hereby grants to such attorney-in-fact full power and
\par authority to do and perform all and every act and thing whatsoever requisite,
\par necessary and proper to be done in the exercise of any of the rights and powers
\par herein granted, as fully to all intents and purposes as such attorney-in-fact
\par might or could do if personally present, hereby ratifying and confirming all
\par that such attorney-in-fact shall lawfully do or cause to be done by virtue of
\par this power of attorney and the rights and powers herein granted. The undersigned
\par acknowledges that the foregoing attorney-in-fact, in serving in such capacity at
\par the request of the undersigned, is not assuming any of the undersigned's
\par responsibilities to comply with Sections 13 or 16 of the Exchange Act.
\par
\par       IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to
\par be executed as of this 8th day of December 1994.
\par
\par
\par                                     MERRILL LYNCH GROUP, INC.
\par
\par
\par
\par                                     By:  /s/Rosemary T. Berkery
\par                                        ----------------------------
\par                                            Rosemary T. Berkery
\par                                            Vice President
\par
\par
\par